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Exhibit 99.1

TransCanada
In business to deliver

Management Information Circular
March 2, 2015

Management Information Circular March 2, 2015 Notice of Annual and Special Meeting of Shareholders to be held May 1, 2015

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural  gas and liquids pipelines, power generation and gas storage facilities. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. LETTER TO SHAREHOLDERS pg 01 NOTICE OF 2015 ANNUAL AND SPECIAL MEETING pg 02 MANAGEMENT INFORMATION  CIRCULAR pg 03 Summary pg 04 About the Shareholder Meeting pg 06 Voting pg 06 Business of the Meeting pg 09 Governance pg 26 About Our Governance Practices pg 26 Compensation pg 50 Compensation Governance pg 50 Director Compensation Discussion and Analysis pg 56 Director Compensation — 2014 Details pg 60 Human Resources Committee  Letter to Shareholders pg 65 Executive Compensation Discussion and Analysis pg 68 Executive Compensation — 2014 Details pg 96 Other Information pg 109 Appendices pg 110

Letter to shareholders

March 2, 2015

Dear Shareholder:

TransCanada Corporation is pleased to invite you to the annual and special meeting of common shareholders on May 1, 2015. The meeting will be held at 10:00 a.m. (Mountain Daylight Time) in the Palomino Rooms A-E at the BMO Centre, on the corner of 13th Avenue and 3rd Street S.E., Calgary, Alberta.

Attending the meeting is your opportunity to meet the Board of Directors (Board) and management, learn more about our performance in 2014 and our strategy for the future, and vote in person on the items of business. If you are unable to attend the meeting in person, you can vote by proxy and listen to the live webcast on our website (www.transcanada.com).

The attached Management information circular includes important information about the meeting and how to vote. Please take some time to read the document and remember to vote. You can find more information about TransCanada in our 2014 Annual report and on our website.

Thank you for your continued confidence in TransCanada. We look forward to seeing you at the meeting on May 1st.

Sincerely,

S. Barry Jackson	Russell K. Girling
Chair of the Board of Directors	President and Chief Executive Officer

TransCanada Management information circular 2015    1

Notice of 2015 annual and special meeting

You are invited to our 2015 annual and special meeting of common shareholders:

WHEN
Friday, May 1, 2015

10:00 a.m. Mountain Daylight Time (MDT)

 WHERE
BMO Centre
Palomino Rooms A-E
13th Avenue and 3rd Street S.E.
Calgary, Alberta

 YOUR VOTE IS IMPORTANT
If you are a shareholder of record of TransCanada common shares on March 23, 2015, you are entitled to receive notice of, attend and vote at this meeting.

Please take some time to read the attached Management information circular. It contains important information about the meeting and explains who can vote and how to vote.

By order of the Board of Directors,

Christine R. Johnston
Vice-President, Law and Corporate Secretary
TransCanada Corporation
Calgary, Alberta

March 2, 2015

Seven items of business
1.  Receive our audited consolidated financial statements for the year ended December 31, 2014, and the auditors' report.
2.  Elect the directors.
3.  Appoint the auditors and authorize the directors to set their compensation.
4.  Participate in the advisory vote on our approach to executive compensation ('say on pay').
5.  Consider and pass a special resolution to amend the Articles to reduce the minimum number of directors from 10 to 8 and reduce the maximum number of directors from 20 to 15.
6.  Consider and pass an ordinary resolution to confirm amendments to By-Law Number 1, as described in the accompanying Management information circular.
7.  Consider other business that is properly brought before the meeting or any meeting that is reconvened if the meeting is adjourned.

2    TransCanada Management information circular 2015

Management information circular

We are sending you this Management information circular (circular) because you are a shareholder of record of TransCanada shares on March 23, 2015. You have the right to attend our 2015 annual and special meeting of common shareholders and to vote your shares in person or by proxy. If you are unable to attend the meeting, you can listen to the webcast in English on our website (www.transcanada.com).

Management is soliciting your proxy for the meeting, and we pay all costs for soliciting proxies. We will start mailing the proxy materials on March 31, 2015, and will also provide the materials to brokers, custodians, nominees and other fiduciaries to forward them to shareholders. A TransCanada employee may also contact you to encourage you to vote.

The Board of Directors (Board) has approved the contents of this circular, and has authorized us to send it to you. We have also sent a copy to each member of our Board and to our auditors, and will file copies with the appropriate government agencies.

Unless stated otherwise, information in this document is as of March 2, 2015, and all dollar amounts are in Canadian dollars.

In this document,
•  you, your and shareholder mean a holder of common shares of TransCanada Corporation,
•  we, us, our and TransCanada mean TransCanada Corporation, and
•  TransCanada shares and shares mean common shares of TransCanada Corporation, unless stated otherwise.

Our principal corporate and executive offices are located at 450 1st Street S.W., Calgary, Alberta T2P 5H1

By order of the Board of Directors,

Christine R. Johnston
Vice-President, Law and Corporate Secretary
TransCanada Corporation
Calgary, Alberta

March 2, 2015

About shareholder mailings

In March 2014, we asked all registered and beneficial shareholders to advise us in writing if they did not want to receive our Annual reports when they became available.

If you are a registered shareholder who replied that you no longer want to receive the report, or a beneficial shareholder who did not reply, you will not receive a copy. If you purchased TransCanada shares after March 23, 2015, you may also not receive a copy.
Our 2014 Annual report is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com), or you can request a free copy from our transfer agent:

 Computershare Trust Company of Canada

 Tel:   1.800.340.5024 (toll-free within North America)
       1.514.982.7959 (outside North America)

Email: transcanada@computershare.com

TransCanada Management information circular 2015    3

Summary

The following pages are key points of information you will find in this circular. You should read the entire circular before voting.

Voting
You will be asked to vote on five items at the meeting:

Item	Board recommendation	More information (pages)

Elect 11 directors	For	13 – 24

Appoint KPMG LLP, Chartered Accountants as auditors	For	9 – 10

Advisory vote on executive compensation (say on pay)	For	50 – 55, 65 – 108

Amend Articles	For	11

Amend By-law Number 1	For	11 – 12, Appendix C

Nominated Directors

Name	Occupation	Age	Independent	Director since	% Votes at 2014 AGM	2014 Committees	2014 Board attendance	Number of other public boards

Kevin E. Benson	Corporate Director	68	Yes	2005	99.80	Audit (Chair) Governance	100%	0

Derek H. Burney	Senior Advisor, Norton Rose Fulbright	75	Yes	2005	99.73	Audit Governance (Chair)	100%	0

Paule Gauthier	Senior Partner, Stein Monast L.L.P.	71	Yes	2002	99.72	Health, Safety & Environment Human Resources	100%	1

Russell K. Girling	President and Chief Executive Officer, TransCanada Corporation	52	No	2010	99.74	–	100%	1

S. Barry Jackson	Corporate Director	62	Yes	2002	99.67	Chair Governance Human Resources	100%	1

Paula Rosput Reynolds	President and Chief Executive Officer, PreferWest, LLC	58	Yes	2011	99.43	Health, Safety & Environment Human Resources (Chair)	100%	2

John Richels	President and Chief Executive Officer, Devon Energy Corporation	63	Yes	2013	97.50	Health, Safety & Environment Human Resources	89%	2

Mary Pat Salomone	Corporate Director	54	Yes	2013	99.41	Audit Health, Safety & Environment	100%	0

D. Michael G. Stewart	Corporate Director	63	Yes	2006	99.83	Audit Health, Safety & Environment (Chair)	100%	2

Siim A. Vanaselja	Executive Vice-President and Chief Financial Officer, BCE Inc.	58	Yes	2014	99.67	Audit Governance	100%	1

Richard E. Waugh	Corporate Director	67	Yes	2012	99.81	Governance Human Resources	89%	0

4    TransCanada Management information circular 2015

 Compensation
TransCanada's compensation programs are designed to 'pay for performance' by rewarding employees, including our executives, for delivering results that meet or exceed our corporate objectives and support our overall strategy.

In order to attract, engage and retain high-performing employees, we review our programs each year to ensure we offer compensation that is market competitive. Our target compensation levels are determined with reference to median levels in our peer group. Actual performance that exceeds expectations results in compensation above market median levels.

Our compensation programs are intended to align the executives' interests with those of our shareholders and customers. The Human Resources committee and the Board place a significant emphasis on variable compensation, particularly long-term incentives, when determining the total direct compensation for our executives. Both our executive share unit and stock option plans encourage value creation over the long term.

Our best practices include:

•  benchmarking director and executive compensation against size appropriate peer groups to assess competitiveness and fairness,

•  limits on variable compensation payments,

•  share ownership requirements for our directors and executives,

•  incentive compensation reimbursement ('clawback') policy and anti-hedging policy, and

•  annual say on pay vote, exceeding 92 per cent approval for the last three years.

Governance
We believe that strong corporate governance improves corporate performance and benefits all stakeholders. Our governance highlights are noted below.

Size of Board	11

Percentage of independent directors	91%

Percentage of women on Board	27%

Number of board interlocks	0

Corporate governance guideline on Board diversity	Yes

Average director age	63

All committees independent	Yes

Annual director elections	Yes

Individual director elections	Yes

Majority voting policy	Yes

Clawback policy	Yes

Double-trigger vesting on change of control	Yes

Separate chair and CEO	Yes

Director retirement age	70

Director share ownership requirements	4x cash + equity retainer

Executive share ownership requirements	5x (CEO), 2x (other named executives)

In-camera sessions at every Board and committee meeting	Yes

Annual say on pay	Yes

Code of business ethics	Yes

Board, committee and director evaluations annually	Yes

Board orientation and education program	Yes

Notes

•
The Board may waive the director retirement policy in special circumstances or if a director has not yet served seven years on the Board by age 70.
•
The Board has waived the retirement policy for Mr. Burney and Mme. Gauthier, as discussed on page 43.
•
Effective for 2015, the Board approved an increase in the share ownership requirement for the CEO from four to five times base salary and determined that all executives must meet their requirements through direct share ownership.

TransCanada Management information circular 2015    5

About the shareholder meeting

As a shareholder of record, you are entitled to vote your TransCanada shares at the annual and special meeting. The meeting will cover seven items of business, which are discussed in more detail starting on page 9.

This next section discusses the voting process.

Voting

WHO CAN VOTE
Shareholders of record on March 23, 2015 are entitled to receive notice of our 2015 annual and special meeting of common shareholders and vote their shares. Our Board set this date to allow enough time for shareholders to receive and review the materials, make their voting decisions and send in their voting instructions before the deadline.

As of March 2, 2015, we had 708,896,963 shares outstanding. Each share carries the right to one vote on any item of business that properly comes before the meeting and any meeting that is reconvened if the meeting is adjourned. Subject to our majority voting policy for director elections, we need a simple majority of votes (50 per cent plus one vote) for all items to be approved by shareholders, except the amendment to the articles, which requires a majority of not less than two-thirds of votes.

As of March 2, 2015, we had the following preferred shares outstanding:

First Preferred Shares	Number of shares outstanding

Series 1	9,498,423

Series 2	12,501,577

Series 3	14,000,000

Series 5	14,000,000

Series 7	24,000,000

Series 9	18,000,000

Series 11	10,000,000

The holders of these shares do not have voting rights at the meeting.

Registered shareholders
You are a registered shareholder if you have a share certificate in your name.

We will prepare a list of the registered shareholders as of March 23, 2015, showing the names of all shareholders who are entitled to vote at the meeting and the number of shares each owns. Our transfer agent, Computershare Trust Company of Canada (Computershare), will have a copy of the list at their Calgary office if you want to check it during regular business hours. Computershare is located at Suite 600, 530 8th Avenue S.W., Calgary, Alberta T2P 3S8. Tel: 403.267.6800.

You can also check the list when you arrive at the meeting.

Non-registered (beneficial) shareholders
You are a non-registered or beneficial shareholder if your securities broker, financial institution, clearing agency, trustee or custodian (your nominee) holds the shares for you in a nominee account.

Principal shareholders
Our directors and executives are not aware of any person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10 per cent of our outstanding shares.

HOW TO VOTE
You have two ways to vote:

•
by proxy, or
•
by attending the meeting and voting in person.

Voting by proxy
Voting by proxy means you are giving someone else the authority to attend the meeting and vote for you (your proxyholder).

You can choose anyone to be your proxyholder – the person does not need to be a TransCanada shareholder or the TransCanada representatives named in the proxy form. You should tell this person that you have appointed him or her as your proxyholder and that they need to attend the meeting and vote on your behalf. Your proxyholder must vote your shares according to your instructions. Your shares will not be voted if your proxyholder does not attend the meeting to vote for you.

If you have returned your signed proxy form and you do not appoint anyone to be your proxyholder, S. Barry Jackson, Chair of the Board, Russell K. Girling, President and Chief Executive Officer or Christine R. Johnston, Vice-President, Law and Corporate Secretary (TransCanada proxyholders) will be appointed to act as your proxyholder to vote or withhold from voting your shares at the meeting according to your instructions.

6    TransCanada Management information circular 2015

If you appoint the TransCanada proxyholders and specify your voting instructions, your shares will be voted accordingly. If you do not specify how you want to vote your shares, your shares will be voted for you as follows:

•  for the nominated directors listed on the proxy form and in this circular
•  for the appointment of KPMG LLP, Chartered Accountants as TransCanada's auditors and authorizing the directors to set their compensation,
•  for our approach to executive compensation, as described in this circular,
•  for the amendment to the articles, and
•  for the amendments to By-law Number 1.

If you appoint someone else as your proxyholder but do not specify how you want to vote your shares, the person can vote as they see fit.

If there are any amendments to the items of business or any other matters that properly come before the meeting (including where the meeting will be reconvened if it was adjourned), your proxyholder has the discretion to vote as they see fit, in each instance, to the extent permitted by law whether the amendment or other matter of business that comes before the meeting is routine or contested.

Late proxies may be accepted or rejected by the chair of the meeting at his or her discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy. The chair of the meeting may waive or extend the proxy cut-off without notice.

Registered shareholders

We mail the proxy materials directly to you, and your package includes a proxy form.

Appointing a proxyholder
You can appoint the TransCanada proxyholders named on the proxy form to vote your shares at the meeting according to your instructions. If you appoint them, but do not indicate your voting instructions on the form, your shares will be voted for the items of business.

You can decide to appoint someone else to represent you and vote your shares at the meeting. Print the name of that person in the blank space on the proxy form. If you do not specify how to vote your shares, your proxyholder can vote as they see fit.

Take some time to read about the items of business (see page 9, then complete the proxy form mailed to you, sign and date it, and mail it in the envelope provided). Computershare must receive the completed form by 12:00 p.m. Eastern Daylight Time (EDT) on Wednesday, April 29, 2015.

If your package is missing an envelope, use a blank one and address it to:
Computershare Trust Company of Canada
Stock Transfer Services
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

If you want to submit your voting instructions by phone or on the internet, you must do so by 12:00 p.m. EDT on Wednesday, April 29, 2015. See the instructions on your proxy form.

Attending the meeting and voting in person
If you want to attend the meeting and vote in person, do not complete the proxy form. Just register with Computershare when you arrive at the meeting.

You can still attend the meeting if you have already submitted your voting instructions, but you cannot vote again at the meeting, unless you revoke your proxy as described on the next page.

Non-registered (beneficial) shareholders
Your broker, its agent or its nominee can only vote your TransCanada shares if they have received proper voting instructions from you. If you are a beneficial shareholder, your package includes a voting instruction form. Complete the form and follow the return instructions on the form.

The voting instruction form is similar to a proxy form, however it can only instruct the registered shareholder how to vote your shares. You cannot use the form to vote your shares directly.

Your broker is required by law to receive voting instructions from you before voting your shares. Every broker has their own mailing procedures and instructions for returning the completed voting instruction form, so be sure to follow the instructions provided on the form.

Most brokers delegate responsibility for obtaining instructions from their clients to Broadridge Investor Communications Corporation (Broadridge). Broadridge mails the proxy materials and voting instruction form to beneficial shareholders, at our expense.

The voting instruction form will name the same TransCanada representatives listed on page 6 to act as TransCanada proxyholders.

TransCanada Management information circular 2015    7

Attending the meeting and voting in person
You can attend the meeting and vote in person, or you can appoint someone else to attend the meeting and give your voting instructions. Print your name, or the name of the person you are appointing, in the blank space provided on the voting instruction form. Complete the rest of the form and then mail it to Broadridge as soon as possible. Your package also includes instructions for submitting your voting instructions by phone or on the internet if you prefer either of these methods. You can still attend the meeting if you have already submitted your voting instructions, but you cannot vote again at the meeting, unless you revoke your proxy as described on the next page.

Broadridge tabulates the results of all the instructions it receives from beneficial shareholders, and provides appropriate voting instructions to our transfer agent.

CHANGING YOUR VOTE
If you change your mind and want to revoke your proxy, you need to notify us in writing. Sign a written statement (or have your attorney sign a statement with your written authorization) and send it to:

Corporate Secretary
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta T2P 5H1

Fax: 403.920.2467

We must receive the notice by 12:00 p.m. EDT on Wednesday, April 29, 2015, or the last business day prior to the day the meeting is reconvened if it was adjourned. You can also give the notice to the Chair of the meeting in person at the meeting.

If you submitted your voting instructions by phone or on the internet, you can revoke or change your vote by sending your new instructions again, as long as they are received by 12:00 p.m. EDT on Wednesday, April 29, 2015, or the last business day prior to the day the meeting is reconvened if it was adjourned. A vote that is cast with a later date and time will supersede an earlier vote.

HOW THE VOTES ARE COUNTED
As transfer agent, Computershare counts and tabulates the votes on our behalf to ensure the votes are kept confidential. They only show us the ballot or proxy form if:
•  it is required by law,
•  there is a proxy contest, or
•  there are written comments on the proxy form.

Unable to attend the meeting? We will have a live webcast of our meeting in English on our website – go to www.transcanada.com for details.

8    TransCanada Management information circular 2015

Business of the meeting

Our annual and special meeting will cover seven items of business:

FINANCIAL STATEMENTS – see our 2014 Annual report (available at www.transcanada.com). You will receive our consolidated financial statements for the year ended December 31, 2014, and the auditors' report. These documents have been filed with the appropriate government regulatory agencies and are included in our 2014 Annual report. We mail you the Annual report unless you declined in writing, or failed to respond that you wanted to receive a copy when we asked you in March 2014. Our Annual report is also available in English and French on our website (www.transcanada.com), or you can request a copy from our Corporate Secretary.

 DIRECTORS – see page 13
You will vote on electing 11 directors to the Board. The director profiles starting on page 14 give important information about each nominated director, including his or her background, experience and memberships on other public company boards he or she serves on. All of the nominated directors currently serve on our Board, and we have included their 2014 attendance, the value of TransCanada shares or deferred share units (DSUs) they currently hold (their at-risk investment) and their election results from the 2014 annual meeting. You can find more information about their at-risk investment on pages 62 and 63.

All directors are elected for a one-year term.

About quorum
We must have a quorum for the meeting to proceed.

Quorum constitutes two people present, in person, at the meeting, who are entitled to vote at the meeting and represent at least 25 per cent of the issued and outstanding TransCanada shares. The two people are entitled to vote in their own right, by proxy, or as a duly authorized representative of a shareholder.

1.	Kevin E. Benson	5.	S. Barry Jackson	9.	D. Michael G. Stewart
2.	Derek H. Burney	6.	Paula Rosput Reynolds	10.	Siim A. Vanaselja
3.	Paule Gauthier	7.	John Richels	11.	Richard E. Waugh
4.	Russell K. Girling	8.	Mary Pat Salomone

The Board recommends you vote for the nominated directors:

RESOLVE to elect the directors listed in TransCanada's Management information circular dated March 2, 2015 to hold office until the next annual meeting of shareholders or until their successors are earlier elected or appointed.

AUDITORS
You will vote on appointing the auditors. The auditors will hold office until the close of our next annual meeting of shareholders.

The Board recommends that KPMG LLP, Chartered Accountants (KPMG) be appointed as auditors. Representatives of KPMG will attend the meeting, have an opportunity to make a statement and respond to any questions.

KPMG has been our external auditors since 1956, and have confirmed they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

TransCanada Management information circular 2015    9

The table below shows the services KPMG provided during the last two fiscal years and the fees we paid them:

($ millions)	2014	2013

Audit fees	$6.4	$6.4
• audit of the annual consolidated financial statements
• services related to statutory and regulatory filings or engagements
• review of interim consolidated financial statements and information contained in various prospectuses and other securities offering documents

Audit-related fees	0.2	0.2
• services related to the audit of the financial statements of certain TransCanada post-retirement and post-employment plans

Tax fees	0.5	0.7
• Canadian and international tax planning and tax compliance matters, including the review of income tax returns and other tax filings

All other fees	–	–

Total fees	$7.1	$7.3

You will also vote on authorizing the directors to set the auditors' compensation.

The Board recommends you vote for appointing KPMG as our auditors to hold office until the close of our next annual meeting of shareholders:

RESOLVE to appoint KPMG LLP, Chartered Accountants, as auditors of TransCanada until the close of our next annual meeting of shareholders, and authorize the directors to fix their remuneration.

ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION
You will have an opportunity to have a say on pay by participating in the advisory vote on our approach to executive compensation. The Board believes the vote is beneficial because it holds directors accountable to shareholders for their decisions on executive compensation and provides valuable feedback.

While the vote is non-binding, the Board will take the results into consideration when it considers compensation policies, procedures and decisions in the future. We will disclose the results of the advisory vote in our report on voting results for the meeting, which will be posted on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

Since 2010, we have held annual say on pay votes at our annual shareholder meetings. Over the last three years, these advisory votes were approved by 96.63 per cent in 2012, 92.67 per cent in 2013 and 94.28 per cent in 2014. The voting results confirm that a significant majority of shareholders have accepted our approach to executive compensation.

The Board recommends you vote for our approach to executive compensation:

RESOLVE on an advisory basis without diminishing the role and responsibilities of TransCanada's Board of Directors that the shareholders accept the approach to executive compensation disclosed in TransCanada's Management information circular dated March 2, 2015.

10    TransCanada Management information circular 2015

AMENDMENT TO THE ARTICLES
This special resolution must be passed by a majority of not less than two-thirds of the votes cast at the meeting.

You will vote on an amendment to TransCanada's articles of incorporation.

Our articles currently allow for a range of 10 to 20 directors. The Board has determined that the minimum size of the Board should be reduced from 10 to 8, and that the maximum size of the Board should be reduced from 20 to 15. These changes provide a new range of 8 to 15 directors. You are being asked to consider and pass a special resolution to amend TransCanada's articles to reduce the range of directors to 8 to 15.

On recommendation from the Governance committee, the Board believes that a minimum of eight directors will result in a Board that continues to have the breadth of skills and experience to ensure effective decision-making, yet also provide increased flexibility in succession planning. Additionally, the Board believes that more than 15 directors would result in decreased communication among directors and would not provide any additional skills or experience in decision-making.

The Board recommends you vote for the amendment to the articles of TransCanada:

RESOLVE that

  1)
  The articles of TransCanada be amended to change the minimum number of directors to 8 and the maximum number of directors to 15.

  2)
  Any one of the officers or directors of TransCanada is hereby authorized for and on behalf of TransCanada to prepare, execute and deliver any and all other documents and instruments and to take all such other action as such officer or director may deem necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.

  3)
  The directors of TransCanada may revoke this resolution before it is acted upon without further approval of the shareholders.

AMENDMENTS TO BY-LAW NUMBER 1
On November 3, 2014 and February 12, 2015, the Board adopted amendments to By-law Number 1 (By-law Amendments). You will vote on these amendments.

The By-law Amendments:

•
establish a framework for advance notice of nominations of directors by common shareholders of TransCanada (the Advance Notice By-law),
•
increase the quorum requirements for TransCanada shareholders' meetings to two or more persons holding or representing at least 25 per cent of the eligible vote from a 20 per cent threshold,
•
increase the quorum requirement for TransCanada directors' meetings from four directors to a majority of the directors,
•
remove the casting vote previously granted to the chair for both directors' and shareholders' meetings,
•
provide the Board of Directors with the ability to ensure the validity of proxies and voting rights, and the chair the ability to adjourn any shareholders' meeting at any point during the meeting if appropriate, and
•
make other clarifying changes.

TransCanada Management information circular 2015    11

The Advance Notice By-law provides a framework for shareholders to give advance notice of their intention to nominate directors. The Advance Notice By-law sets a deadline for a certain number of days before a shareholders' meeting for a shareholder to notify us of its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. The Advance Notice By-law applies at an annual meeting of shareholders or a special meeting of shareholders that was called to elect directors, and may be waived by the Board. It does not affect the ability of shareholders to requisition a meeting or nominate directors through a shareholder proposal, in accordance with the Canada Business Corporations Act.

Type of meeting	Announcement timing	Advance notice deadline

Annual meeting	Public announcement more than 50 days before meeting	Not less than 30 days before meeting

	Public announcement 50 days or less before meeting	Not less than 10 days following the first public announcement of the meeting

Special meeting to elect directors	Public announcement more than 50 days before meeting	Not less than 15 days following the first public announcement of the meeting

	Public announcement 50 days or less before meeting	Not less than 15 days following the first public announcement of the meeting

The Board believes that the By-law Amendments provide updates that are in accordance with evolving corporate governance practices, and also facilitate orderly and efficient shareholders' meetings. In particular, the Advance Notice By-law is intended to increase transparency and promote informed decision making by providing all shareholders with reasonable notice of director nominations and sufficient information to vote on all the director nominees. If rejected, the By-law Amendments cease to be effective on the date rejected by the shareholders.

The By-law Amendments are effective until confirmed, confirmed as amended, or rejected by shareholders at the meeting. If confirmed, the By-law Amendments will continue in effect.

The full text of the By-law Amendments are attached at Appendix C, and are also on our website at www.transcanada.com and at www.sedar.com.

The Board recommends you vote for the By-law Amendments:

RESOLVE that

  1)
  TransCanada's By-law Number 1, in the form adopted by the Board of Directors of TransCanada on February 12, 2015 and attached as Appendix C, be and is hereby confirmed as by-laws of the Corporation.

  2)
  Any one of the officers or directors of TransCanada is hereby authorized for and on behalf of TransCanada to prepare, execute and deliver any and all other documents and instruments and to take all such other action as such officer or director may deem necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.

OTHER BUSINESS
We did not receive any shareholder proposals for the meeting. The Board and management are not aware of any other items to be properly brought before the meeting.

12    TransCanada Management information circular 2015

THE NOMINATED DIRECTORS
Our articles currently state that the Board must have a minimum of 10 and a maximum of 20 directors.

Shareholders have been asked to vote on reducing the range of directors to a minimum of 8 and a maximum of 15, as explained under Business of the meeting.

The Board has determined that 11 directors will be elected this year.

The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees, and to achieve effective decision-making. It believes that all of the nominated directors are well qualified to serve on the Board.

Each nominated director has expressed his or her willingness to serve on our Board until our next annual meeting of shareholders.

If elected, they will also serve on the Board of TransCanada PipeLines Limited (TCPL), our main operating subsidiary.

Ten of the 11 nominated directors (91 per cent) are independent within the meaning of Canadian and applicable U.S. securities law, regulation and policy, and the rules of the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE), the two stock exchanges TransCanada shares are listed on. The only exception is Russell K. Girling because of his role as President and Chief Executive Officer (CEO).

The profiles on the following pages show each director's holdings in TransCanada shares or DSUs at February 19, 2014, and as of the date of this circular. They also indicate the year he or she joined the Board and has continually served as a director of TransCanada (or TCPL, prior to 2003 when it became a wholly-owned subsidiary of TransCanada). All of the nominated directors are Canadian residents, except for Ms. Reynolds, Mr. Richels and Ms. Salomone who are U.S. residents.

The Board has waived the retirement policy for Mr. Burney and Mme. Gauthier and asked them to stand for re-election at the 2015 annual and special meeting. The Board and the Governance committee determined that the retirement age policy should be waived for these two directors, as Mr. Burney and Mme. Gauthier continue to provide significant contributions to the Board. Mme. Gauthier continues to provide valuable insight and skills, particularly with respect to the Energy East Pipeline. Mr. Burney's experience, background and deep understanding of the evolving business and political environment continue to provide valued input to TransCanada's business and affairs.

We have share ownership requirements for our directors and executives to align their interests with those of our shareholders.

As of March 2, 2015, all of our directors, except for two, meet the requirements. Ms. Salomone who joined the Board on February 12, 2013 and Mr. Vanaselja who joined the Board on May 2, 2014, have five years from their respective appointment dates to meet the requirements (see page 31 for more information).

Mr. Girling meets the share ownership requirements for the CEO (see page 77 for details).

The at-risk investment reflects the total market value of the director's TransCanada shares and DSUs based on the closing share price on the TSX of $55.22 on March 2, 2015. See At-risk investment on pages 62 and 63 for more information.

TransCanada Management information circular 2015    13

Kevin E. Benson
AGE 68, CALGARY, AB, CANADA – DIRECTOR SINCE 2005

Independent

Skills and experience	• Accounting & finance	• Government/regulatory	• Transportation
	• Economics	• Management/leadership
	• Governance	• Operations

At-risk investment	$3,868,658

Mr. Benson is a corporate director. He was President and Chief Executive Officer of Laidlaw International, Inc. from June 2003 to October 2007, and Laidlaw, Inc. from September 2002 to June 2003. Mr. Benson served as President and Chief Executive Officer of The Insurance Corporation of British Columbia from December 2001 until September 2002. He was also a director of the Calgary Airport Authority from January 2010 to December 2013.

In February 2015, Mr. Benson became a director of the Winter Sport Institute (non-profit). Mr. Benson is a Chartered Accountant (South Africa) and was a member of the South African Society of Chartered Accountants.

TransCanada Board/committees	2014 meeting attendance

Board of Directors	9/9	(100%)
Audit committee (Chair)	5/5	(100%)
Governance committee	3/3	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2014	340,352,665	(99.80%)	667,571 (0.20%)
2013	348,220,437	(99.63%)	1,306,858 (0.37%)
2012	342,779,165	(99.48%)	1,779,655 (0.52%)

Other public company boards	Stock exchange		Board committees

–	–		–

TransCanada securities held	2015	2014	Meets share ownership requirements

Shares	13,000	13,000	yes
DSUs	57,059	53,253

14    TransCanada Management information circular 2015

Derek H. Burney, O.C.
AGE 75, OTTAWA, ON, CANADA – DIRECTOR SINCE 2005

Independent

Skills and experience	• Civil aviation & defence	• Government/regulatory	• Telecommunications
	• Energy/utilities	• International markets
	• Governance	• Management/leadership

At-risk investment	$3,269,797

Mr. Burney is a senior advisor at Norton Rose Fulbright (law firm). He is the Chairman of GardaWorld's (risk management and security services) International Advisory Board which position he has held since April 2008. He also became a member of the Paradigm Capital Inc. Advisory Board (investment dealer) in May 2011 and a member of the Ottawa Hospital Board of Governors in November 2011. Mr. Burney was Chair of Canwest Global Communications Corp. (media and communications) from August 2006 to October 2010 and served as President and Chief Executive Officer of CAE Inc. from October 1999 to August 2004. Prior to that, he was Chairman and Chief Executive Officer of Bell Canada International Inc. from 1993 to 1999. He also served as lead director at Shell Canada Limited from April 2001 to May 2007. Mr. Burney held various positions with the Canadian Foreign Service, including serving from 1989 to 1993 as Canada's Ambassador to the United States. From 1987 to 1989, he was Chief of Staff to the Prime Minister and was directly involved in the negotiation of the Canada-U.S. Free Trade Agreement. In 1992, Mr. Burney was awarded the Public Service of Canada's Outstanding Achievement Award and, in 1993, he was named an Officer of the Order of Canada.

Mr. Burney is Chancellor of Lakehead University. He was conferred Honorary Doctor of Laws Degrees from Lakehead University, Queen's University, Wilfrid Laurier University, Carleton University and University of Windsor. He also holds an Honours Bachelor of Arts and Master of Arts from Queen's University.

TransCanada Board/committees	2014 meeting attendance

Board of Directors	9/9	(100%)
Audit committee	5/5	(100%)
Governance committee (Chair)	3/3	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2014	340,086,044	(99.73%)	934,222 (0.27%)
2013	334,578,037	(95.72%)	14,950,924 (4.28%)
2012	342,768,443	(99.48%)	1,791,117 (0.52%)

Other public company boards	Stock exchange		Board committees

–	–		–

TransCanada securities held	2015	2014	Meets share ownership requirements

Shares	10,083	7,040	yes
DSUs	49,131	44,478

Canwest Global Communications Corp. (Canwest) voluntarily entered into the Companies' Creditors Arrangement Act (CCAA) and obtained an Order from the Ontario Superior Court of Justice (Commercial Division) to start proceedings on October 6, 2009. Although no cease trade orders were issued, Canwest shares were de-listed by the TSX after the filing and started trading on the TSX Venture Exchange. Canwest emerged from CCAA protection, and Postmedia Network acquired its newspaper business on July 13, 2010 while Shaw Communications Inc. acquired its broadcast media business on October 27, 2010. Mr. Burney ceased to be a director of Canwest on October 27, 2010.

TransCanada Management information circular 2015    15

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.
AGE 71, QUÉBEC, QC, CANADA – DIRECTOR SINCE 2002

Independent

Skills and experience	• Governance
• Government/regulatory
• Law

At-risk investment	$3,333,576

Mme. Gauthier is a Senior Partner at Stein Monast L.L.P. (law firm). She has worked in the legal profession since 1967. In addition to public board directorships, Mme. Gauthier is also a director of the Fondation du Musée national des beaux-arts du Québec. She is a former Chair of the Security Intelligence Review committee, a former President of the Fondation de la Maison Michel Sarrazin and a former director of the Institut Québecois des Hautes Études Internationales, Laval University. Mme. Gauthier was named an Officer of the Order of Canada in 1991.

Mme. Gauthier has a Bachelor of Arts from the Collège Jésus-Marie de Sillery, a Bachelor of Laws from Laval University, a Master of Laws in Business Law (Intellectual Property) from Laval University, and a Certificate for a session on mediation from Harvard Law School.

TransCanada Board/committees	2014 meeting attendance

Board of Directors	9/9	(100%)
Health, Safety and Environment committee	3/3	(100%)
Human Resources committee	4/4	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2014	340,050,098	(99.72%)	970,169 (0.28%)
2013	334,512,519	(95.70%)	15,020,572 (4.30%)
2012	343,195,949	(99.60%)	1,363,611 (0.40%)

Other public company boards	Stock exchange		Board committees

Metro Inc. (food retail)	TSX, NYSE		Corporate Governance and Nominating Human Resources

TransCanada securities held	2015	2014	Meets share ownership requirements

Shares	1,992	1,958	yes
DSUs	58,377	53,988

16    TransCanada Management information circular 2015

Russell K. Girling
AGE 52, CALGARY, AB, CANADA – CHIEF EXECUTIVE OFFICER – DIRECTOR SINCE 2010

Not Independent (President and Chief Executive Officer of TransCanada)

At-risk investment	$8,079,128

Mr. Girling has been the President and Chief Executive Officer of TransCanada Corporation and TransCanada PipeLines Limited since July 1, 2010. Prior to his appointment, he served as Chief Operating Officer from July 17, 2009 to June 30, 2010 and President, Pipelines from June 1, 2006 until June 30, 2010. Previously, Mr. Girling served as Chief Financial Officer and Executive Vice-President, Corporate Development of TransCanada until May 31, 2006, and as Executive Vice-President, Power from 1995 until his appointment as Chief Financial Officer in 1999. Mr. Girling has held various other leadership positions since joining TransCanada in 1994. Prior to his employment with TransCanada, Mr. Girling held several marketing and management positions at Suncor Inc., Northridge Petroleum Marketing and Dome Petroleum. Mr. Girling was the 2012 City of Calgary and Area Co-Chair of the United Way campaign. Mr. Girling is a member of Canadian Council of Chief Executives, U.S. National Petroleum Council and U.S. Business Roundtable.

Mr. Girling has a Bachelor of Commerce degree and a Master of Business Administration in Finance from the University of Calgary.

TransCanada Board/committees	2014 meeting attendance

Board of Directors	9/9	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2014	340,122,398	(99.74%)	897,869 (0.26%)
2013	348,188,273	(99.62%)	1,345,021 (0.38%)
2012	343,211,489	(99.61%)	1,348,071 (0.39%)

Other public company boards	Stock exchange		Board committees

Agrium Inc. (agricultural)	TSX, NYSE		Corporate Governance & Nominating Health, Safety & Environment

TransCanada securities held	2015	2014	Meets share ownership requirements

Shares	146,308	133,967	yes (for CEO)
DSUs	–	–

As President and CEO of TransCanada, Mr. Girling is not a member of any of our committees, but is invited to attend committee meetings as required.

TransCanada Management information circular 2015    17

S. Barry Jackson
AGE 62, CALGARY, AB, CANADA – BOARD CHAIR – DIRECTOR SINCE 2002

Independent

Skills and experience	• Energy/utilities	• Health, safety & environment	• Operations
	• Engineering	• Management/leadership
	• Governance	• Oil & gas/utilities

At-risk investment	$8,628,732

Mr. Jackson is a corporate director. He is currently the Chair of the Board of TransCanada Corporation. Mr. Jackson is a director of WestJet Airlines Ltd. and Laricina Energy Ltd. (oil and gas, exploration and production). He was a director of Nexen Inc. (oil and gas, exploration and production) from 2001 to June 2013, serving as Chair from 2012, a director of Cordeo Energy Inc. from 2005 to 2008, the Chair of Resolute Energy Inc. from 2002 to 2005, and the Chair of Deer Creek Energy Limited from 2001 to 2005. He was also a director of ENMAX Corporation from 1999 to 2002, Westcoast Energy Inc. from 2001 to 2002, and Gulf Canada Resources Ltd. from 2000 to 2001. Mr. Jackson was the President and Chief Executive Officer of Crestar Energy Inc. from 1993 to 2000. He has worked in senior management positions in the oil and gas industry since 1974. He was the Chair of the Canadian Association of Petroleum Producers in 1997.

Mr. Jackson has a Bachelor of Science in Engineering from the University of Calgary.

TransCanada Board/committees	2014 meeting attendance

Board of Directors (Chair)	9/9	(100%)
Governance committee	3/3	(100%)
Human Resources committee	4/4	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2014	339,899,220	(99.67%)	1,121,029 (0.33%)
2013	346,723,013	(99.20%)	2,805,949 (0.80%)
2012	339,094,458	(98.41%)	5,465,102 (1.59%)

Other public company boards	Stock exchange		Board committees

WestJet Airlines Ltd. (airline)	TSX		People and Compensation Safety, Health and Environment (Chair)

TransCanada securities held	2015	2014	Meets share ownership requirements

Shares	39,000	39,000	yes
DSUs	117,261	104,007

18    TransCanada Management information circular 2015

Paula Rosput Reynolds
AGE 58, SEATTLE, WA, U.S.A. – DIRECTOR SINCE 2011

Independent

Skills and experience	• Economics	• Management/leadership
	• Energy/utilities	• Oil & gas/utilities
	• Insurance	• Risk management

At-risk investment	$859,555

Ms. Reynolds has been the President and Chief Executive Officer of PreferWest, LLC (business advisory group) since October 2009. She serves as a director of Delta Air Lines, Inc. and BAE Systems plc. Ms. Reynolds served as a director of Anadarko Petroleum Corporation from August 2007 to May 2014. She also served as Vice-Chair and Chief Restructuring Officer of American International Group Inc. (insurance and financial services) from October 2008 to September 2009 as part of the team that was appointed during the global financial crisis. Prior to that appointment, she served as President and Chief Executive Officer of Safeco Corporation until its acquisition by Liberty Mutual Group in September 2008. She was also Chair, President and Chief Executive Officer of AGL Resources Inc. from August 2000 to January 2006.

Ms. Reynolds has held the roles of Chief Executive Officer and President and Chief Operating Officer of Atlanta Gas Light Company (energy infrastructure), a wholly-owned subsidiary of AGL Resources Inc. She also previously served as President and Chief Executive Officer of Duke North America (energy infrastructure), a subsidiary of Duke Energy Corporation, and President of PanEnergy Power Services Inc. (energy infrastructure). Prior to that, she was Senior Vice-President of Pacific Gas Transmission Company (natural gas pipeline), a predecessor company of Gas Transmission Northwest LLC, a subsidiary of TransCanada.

Ms. Reynolds currently serves as the board Chair for the Fred Hutchinson Cancer Research Center and KCTS-9 public television in Seattle. She has a Bachelor of Arts in Economics, with honours, from Wellesley College.

TransCanada Board/committees	2014 meeting attendance

Board of Directors	9/9	(100%)
Health, Safety and Environment committee	3/3	(100%)
Human Resources committee (Chair)	4/4	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2014	339,076,515	(99.43%)	1,943,752 (0.57%)
2013	345,954,918	(98.98%)	3,578,172 (1.02%)
2012	341,785,815	(99.19%)	2,773,745 (0.81%)

Other public company boards	Stock exchange		Board committees

BAE Systems plc (aerospace, defence, information security)	London Stock Exchange (LSE)		Audit
	American Depositary Receipt (ADR), (NYSE)

Delta Air Lines, Inc. (airline)	NYSE		Audit Corporate Governance

TransCanada securities held	2015	2014	Meets share ownership requirements

Shares	4,500	2,500	Yes
DSUs	11,066	7,290

TransCanada Management information circular 2015    19

John Richels
AGE 63, NICHOLS HILLS, OK, U.S.A. – DIRECTOR SINCE 2013

Independent

Skills and experience	• Accounting & finance	• Health, safety & environment	• Oil & gas/utilities
	• Energy/utilities	• Law	• Operations
	• Governance	• Management/leadership	• Risk management

At-risk investment	$946,913

Mr. Richels has been the President and Chief Executive Officer of Devon Energy Corporation (Devon) (oil and gas, exploration and production, energy infrastructure) since 2010, having previously served as President of Devon since 2004. Prior to that, he served as a Senior Vice President of Devon and President and Chief Executive Officer of Devon's Canadian subsidiary, Devon Canada Corporation from 1999 through 2004. In 1998 Devon acquired Northstar Energy Corporation (Northstar), where Mr. Richels held the position of Chief Financial Officer. Before joining Northstar, Mr. Richels was the Managing and Chief Operating Partner of Bennett Jones LLP.

Since 2013, Mr. Richels has served on the board of directors of BOK Financial Corp. and, since 2007 he has served on the board of directors of Devon. From 1993 to 1996 he served on the board of directors of Northstar. Mr. Richels is Chairman of the American Exploration and Production Council and previously served as Vice-Chairman of the board of governors of the Canadian Association of Petroleum Producers.

Mr. Richels has a Bachelor's degree in Economics from York University and a law degree from the University of Windsor.

TransCanada Board/committees	2014 meeting attendance

Board of Directors	8/9	(89%)
Governance committee	1/2	(50%)
Health, Safety and Environment committee	1/1	(100%)
Human Resources committee	2/4	(50%)

Annual general meeting voting results	Votes in favour		Votes withheld

2014	332,507,464	(97.50%)	8,512,803 (2.50%)
2013	–		–
2012	–		–

Other public company boards	Stock exchange		Board committees

BOK Financial Corp. (financial services)	NYSE		Audit

Devon Energy Corporation (oil and gas, exploration and production, energy infrastructure)	NYSE		–

TransCanada securities held	2015	2014	Meets share ownership requirements

Shares	10,000	–	Yes
DSUs	7,148	2,625

20    TransCanada Management information circular 2015

Mary Pat Salomone
AGE 54, NAPLES, FL, U.S.A. – DIRECTOR SINCE 2013

Independent

Skills and experience	• Energy/utilities	• International markets
	• Engineering	• Management/leadership
	• Health, safety & environment	• Operations

At-risk investment	$396,314

Ms. Salomone is a corporate director. She was the Senior Vice-President and Chief Operating Officer of The Babcock & Wilcox Company (B&W) (energy infrastructure) from January 2010 to June 2013. Prior to that, she served as Manager of Business Development from 2009 to 2010 and Manager of Strategic Acquisitions from 2008 to 2009 for Babcock & Wilcox Nuclear Operations Group, Inc. From 1998 through December 2007, Ms. Salomone served as an officer of Marine Mechanical Corporation, which B&W acquired in 2007, including her term as President and Chief Executive Officer from 2001 through 2007.

Ms. Salomone serves as a trustee of the Youngstown State University Foundation and is a member of the Advisory Boards for the School of Engineering at the University of Akron and the College of Science, Technology, Engineering and Mathematics at the Youngstown State University. She served on the board of directors of United States Enrichment Corporation (basic materials, nuclear) from December 2011 to October 2012 and on the Naval Submarine League from 2007 to 2013. She was formerly a member of the Governor's Workforce Policy Advisory Board in Ohio and the Ohio Employee Ownership Center, and served on the board of Cleveland's Manufacturing Advocacy & Growth Network.

Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University and a Master of Business Administration from Baldwin Wallace College. Ms. Salomone completed the Advanced Management Program at Duke University's Fuqua School of Business in 2011.

TransCanada Board/committees	2014 meeting attendance

Board of Directors	9/9	(100%)
Audit committee	5/5	(100%)
Health, Safety and Environment committee	3/3	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2014	339,022,297	(99.41%)	1,997,970 (0.59%)
2013	347,948,642	(99.55%)	1,584,710 (0.45%)
2012	–		–

Other public company boards	Stock exchange		Board committees

–	–		–

TransCanada securities held	2015	2014	Meets share ownership requirements

Shares	2,000	–	Ms. Salomone has until February 12, 2018
DSUs	5,177	2,019	to meet the requirements

Ms. Salomone was a director of Crucible Materials Corp. (Crucible) from May 2008 to May 1, 2009. On May 6, 2009, Crucible and one of its affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the Bankruptcy Court). On August 26, 2010, the Bankruptcy Court entered an Order confirming Crucible's Second Amended Chapter 11 Plan of Liquidation.

TransCanada Management information circular 2015    21

D. Michael G. Stewart
AGE 63, CALGARY, AB, CANADA – DIRECTOR SINCE 2006

Independent

Skills and experience	• Energy/utilities	• Oil & gas/utilities
	• Health, safety & environment	• Operations
	• Management/leadership

At-risk investment	$2,201,677

Mr. Stewart is a corporate director. He serves as a director of Pengrowth Energy Corporation and Canadian Energy Services and Technology Corp. Mr. Stewart was previously a director of C&C Energia Ltd. (oil and gas) from May 2010 to December 2012, a director of Orleans Energy Ltd. (oil and gas) from October 2008 to December 2010, a director of Pengrowth Corporation (administrator of Pengrowth Energy Trust) from October 2006 to December 2010, a director of Canadian Energy Services Inc. (general partner of Canadian Energy Services L.P.) from January 2006 to December 2009, Chairman and trustee of Esprit Energy Trust, and a director of Creststreet Power & Income General Partner Limited (general partner of Creststreet Power & Income Fund L.P.).

Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc., including Executive Vice-President, Business Development. He has been active in the Canadian energy industry for over 40 years and is a member of the Institute of Corporate Directors and the Association of Professional Engineers, Geologists and Geophysicists of Alberta (non-practicing).

Mr. Stewart holds a Bachelor of Science (Geological Sciences) with First Class Honours from Queen's University.

TransCanada Board/committees	2014 meeting attendance

Board of Directors	9/9	(100%)
Audit committee	5/5	(100%)
Health, Safety and Environment committee (Chair)	3/3	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2014	340,433,367	(99.83%)	586,881 (0.17%)
2013	348,644,121	(99.75%)	884,841 (0.25%)
2012	343,507,189	(99.69%)	1,051,982 (0.31%)

Other public company boards	Stock exchange		Board committees

Canadian Energy Services & Technology Corp. (chemicals, oilfield services)	TSX		Audit and Governance (Chair)

Pengrowth Energy Corporation (oil and gas, exploration and production)	TSX, NYSE		Compensation (Chair) Corporate Governance and Nominating

TransCanada securities held	2015	2014	Meets share ownership requirements

Shares	15,404	14,874	yes
DSUs	24,467	21,786

22    TransCanada Management information circular 2015

Siim A. Vanaselja
AGE 58, WESTMOUNT, QC, CANADA – DIRECTOR SINCE 2014

Independent

Skills and experience	• Accounting & finance	• Management/leadership
	• Governance	• Risk management
	• International markets

At-risk investment	$149,149

Mr. Vanaselja has been the Executive Vice-President and Chief Financial Officer of BCE Inc. and Bell Canada (telecommunications and media) since January 2001, having previously served as Executive Vice-President and Chief Financial Officer of Bell Canada International from 1996 to 2001. Prior to that, he was a partner at the accounting firm, KPMG Canada in Toronto until 1994.

Mr. Vanaselja currently serves on the boards of several BCE Inc. subsidiaries and affiliates. He also serves as a director of Great-West Lifeco Inc. and is the Audit committee Chair of Maple Leaf Sports and Entertainment Ltd. (sports, property management). He has previously served as a board member of CH Group Limited Partnership (sports), CGI Group Inc., Jones Intercable, Cable and Wireless Communications and the National Ballet of Canada. He has also served as a member of the Conference Board of Canada's National Council of Financial Executives, the Corporate Executive Board's Working Council for Chief Financial Officers and Moody's Council of Chief Financial Officers.

Mr. Vanaselja is a member of the Institute of Chartered Accountants of Ontario and holds an Honours Bachelor of Business degree from the Schulich School of Business.

TransCanada Board/committees	2014 meeting attendance

Board of Directors	7/7	(100%)
Audit committee	4/4	(100%)
Governance committee	2/2	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2014	339,898,687	(99.67%)	1,121,579 (0.33%)
2013	–		–
2012	–		–

Other public company boards	Stock exchange		Board committees

Great-West Lifeco Inc. (financial services)	TSX		Audit (Chair)

TransCanada securities held	2015	2014	Meets share ownership requirements

Shares	–	–	Mr. Vanaselja has until May 2, 2019 to meet
DSUs	2,701	–	the requirements

TransCanada Management information circular 2015    23

Richard (Rick) E. Waugh
AGE 67, CALGARY, AB, CANADA – DIRECTOR SINCE 2012

Independent

Skills and experience	• Accounting & finance	• International markets
	• Banking	• Management/leadership
	• Governance	• Risk management

At-risk investment	$2,333,652

Mr. Waugh is a corporate director. He was President and Chief Executive Officer of the Bank of Nova Scotia (Scotiabank) (chartered bank) until November 2013 where he then served as Deputy Chairman and director of Scotiabank until January 2014. Mr. Waugh is an Advisory Council Member for the Schulich School of Business at York University. Mr. Waugh also served as a director of Catalyst Inc. (non-profit) until November 2013 and Chair of the Catalyst Canada Advisory Board until October 2013. He also serves on the board of directors of several non-profit corporations and affiliations.

Mr. Waugh holds a Bachelor of Commerce (Honours) degree from the University of Manitoba and a Master of Business Administration from York University. He is a Fellow of the Institute of Canadian Bankers and has been awarded Honorary Doctor of Laws degrees from York University, University of Montréal, and Assumption University. He was awarded an Officer of the Order of Canada in 2013.

TransCanada Board/committees	2014 meeting attendance

Board of Directors	8/9	(89%)
Audit committee	2/2	(100%)
Governance committee	2/3	(67%)
Human Resources committee	2/2	(100%)

Annual general meeting voting results	Votes in favour		Votes withheld

2014	340,375,952	(99.81%)	644,327 (0.19%)
2013	347,889,485	(99.53%)	1,643,605 (0.47%)
2012	341,807,388	(99.20%)	2,752,172 (0.80%)

Other public company boards	Stock exchange		Board committees

–	–		–

TransCanada securities held	2015	2014	Meets share ownership requirements

Shares	29,150	29,150	yes
DSUs	13,111	8,795

24    TransCanada Management information circular 2015

SERVING TOGETHER ON OTHER BOARDS
While the Board does not prohibit directors having common membership on other boards, the Board reviews potential common membership on other boards as they arise to determine whether it affects the ability of those directors to exercise independent judgment as members of TransCanada's Board.

None of our directors serve together on another board.

MEETING ATTENDANCE
We expect our directors to demonstrate a strong commitment to their roles and responsibilities while serving on our Board. The table below shows the directors' 2014 attendance record. The Board also held four strategic issues sessions and a strategic planning meeting over two days in 2014.

			Board committees

	Board of directors		Audit		Governance		Health, Safety and Environment		Human Resources		Overall attendance

	#	%	#	%	#	%	#	%	#	%	%

Kevin E. Benson	9/9	100	5/5	100	3/3	100	–	–	–	–	100

Derek H. Burney	9/9	100	5/5	100	3/3	100	–	–	–	–	100

Paule Gauthier	9/9	100	–	–	–	–	3/3	100	4/4	100	100

Russell K. Girling	9/9	100	–	–	3/3	100	–	–	4/4	100	100

S. Barry Jackson	9/9	100	–	–	3/3	100	–	–	4/4	100	100

Paula Rosput Reynolds	9/9	100	–	–	–	–	3/3	100	4/4	100	100

John Richels	8/9	89	–	–	1/2	50	1/1	100	2/4	50	75

Mary Pat Salomone	9/9	100	5/5	100	–	–	3/3	100	–	–	100

W. Thomas Stephens (retired May 2, 2014)	3/3	100	–	–	–	–	2/2	100	2/2	100	100

D. Michael G. Stewart	9/9	100	5/5	100	–	–	3/3	100	–	–	100

Siim A. Vanaselja	7/7	100	4/4	100	2/2	100	–	–	–	–	100

Richard E. Waugh	8/9	89	2/2	100	2/3	67	–	–	2/2	100	88

Notes

•
Two of the nine Board meetings were not regularly scheduled meetings.

•
Mr. Girling is not a member of any committees, but is invited to attend committee meetings as required.

•
On May 2, 2014, Ms. Reynolds was appointed to the Chair of the Human Resources committee.

•
On May 2, 2014, Mr. Richels moved from the Governance committee to the Health, Safety and Environment committee.

•
On May 2, 2014, Mr. Vanaselja became a member of the Audit and Governance committees.

•
On May 2, 2014, Mr. Waugh moved from the Audit committee to the Human Resources committee.

TransCanada Management information circular 2015    25

Governance

We believe that strong governance improves corporate performance and benefits all stakeholders.

This section discusses our approach to governance and describes our Board and how it works.

WHERE TO FIND IT

>	About our governance practices	26

	Board characteristics	27
	Governance philosophy	30
	Role and responsibilities of the Board	32
	Orientation and education	38
	Board effectiveness and director assessment	40
	Engagement	44
	Communicating with the Board	44
	Shareholder proposals	44
	Board committees	45

About our governance practices

Our Board and management are committed to the highest standards of ethical conduct and corporate governance.

TransCanada is a public company listed on the TSX and the NYSE, and we recognize and respect rules and regulations in both Canada and the U.S.

Our corporate governance practices comply with the Canadian governance guidelines, which include the governance rules of the TSX and Canadian Securities Administrators (CSA):

•
National Instrument 52-110, Audit Committees,
•
National Policy 58-201, Corporate Governance Guidelines, and
•
National Instrument 58-101, Disclosure of Corporate Governance Practices (NI 58-101).

We also comply with the governance listing standards of the NYSE and the governance rules of the U.S. Securities and Exchange Commission (SEC) that apply, in each case, to foreign private issuers.

Our governance practices comply with the NYSE standards for U.S. companies in all significant respects, except as summarized on our website (www.transcanada.com). As a non-U.S. company, we are not required to comply with most of the governance listing standards of the NYSE. As a foreign private issuer, however, we must disclose how our governance practices differ from those followed by U.S. companies that are subject to the NYSE standards.

We benchmark our policies and procedures against major North American companies to assess our standards and we adopt best practices as appropriate. Some of our best practices are derived from the NYSE rules and comply with applicable rules adopted by the SEC to meet the requirements of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank).

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BOARD CHARACTERISTICS
Our Board and its members exemplify strong principles of corporate governance:

•
an independent, non-executive Chair
•
an effective board size
•
all directors except our CEO are independent
•
knowledgeable and experienced directors who ensure that we promote ethical behaviour throughout TransCanada
•
qualified directors who can make a meaningful contribution to the Board and the development of our business
•
significant share ownership requirements to align the directors' interests with those of our shareholders, and
•
annual assessments of Board, Chair, committee and director effectiveness.

Size and composition
TransCanada's articles currently state that the Board must have 10 to 20 directors. Shareholders have been asked to vote on reducing the range of directors to a minimum of 8 and a maximum of 15 directors as explained on page 11, under Business of the meeting. The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees, and to achieve effective decision making. It believes that all of the nominated directors are well qualified to serve on the Board.

We believe our Board must consist of qualified and knowledgeable directors, and include directors with direct experience in the oil and gas, pipelines and power sectors.

TransCanada Management information circular 2015    27

Board diversity
We have been committed to a diverse Board since 1999, when our Corporate governance guidelines were revised to include a variety of diversity criteria, which bring a range of perspectives to the Board that are not limited to gender diversity.

While the Governance committee has not set a specific target for the number of women directors on our Board, the committee believes that a diverse board with a variety of perspectives enhances our decision-making and helps keep the Board informed and effective. We do not believe targets are an appropriate method of increasing diversity on the Board. Instead, we believe that a process-based method of reviewing directors on a variety of diversity factors (including gender) is more appropriate, particularly given the business environment in which TransCanada operates.

In order to achieve a diverse Board, the committee focuses on the process surrounding director nomination. Each year, the committee reviews the general and specific criteria applicable to candidates to be considered for nomination to the Board. These guidelines outline the criteria that the committee considers when evaluating potential director nominees. We have not adopted a written policy with respect to the identification and nomination of women directors because we believe that encompassing our diversity criteria in our written Corporate governance guidelines is more appropriate than a separate written policy.

Our Corporate governance guidelines provide that when choosing director nominees, the committee takes into account the diversity of backgrounds, skills and experience, and personal characteristics such as age, gender, and geographic residence among the directors along with the key common qualities required for effective Board participation. The committee regularly considers the current number of women on the Board when selecting director candidates, by considering gender, in addition to other characteristics, as one of the factors.

The committee aims to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide our strategy and oversee ongoing business operations. TransCanada does not have term limits for directors, but does have a retirement policy to encourage board renewal, as discussed in Director tenure, on page 43.

The committee ensures that the list of potential director candidates discussed includes a reasonable number of qualified women candidates, but ultimate decisions are made based on the qualifications of the candidates and the expertise needs of the Board.

We believe that this process is effective as 27 per cent of the Board is currently composed of women directors.

Board composition – gender

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Independence
An independent board is a fundamental principle of governance. We believe that the majority of our directors must be independent within the meaning of 'independence' in accordance with legal requirements, and consistent with the independence criteria of the regulations of the SEC and rules of the NYSE.

The Governance committee and the Board review the independence of each Board member and nominated director against these criteria once a year. It also reviews family relationships and associations with companies that have relationships with TransCanada when it reviews director independence.

The Board has determined that all of the nominated directors are independent, except for Mr. Girling because of his role as President and CEO. Other than Mr. Girling, none of the directors have a direct or indirect material relationship with TransCanada that could reasonably be expected to interfere with the exercise of their independent judgment.

Independent Chair
The Chair is appointed by the Board, and serves in a non-executive capacity. We have had separate Chair and CEO positions since our incorporation in 2003 and at our predecessor company since 1994. Mr. Jackson has served as the independent non-executive Chair since April 30, 2005.

Independent advice
The Board and each of its four standing committees can retain independent advisors to assist in carrying out their duties and responsibilities.

Serving on other boards
Our directors are limited to serving on a total of six public company boards to ensure we do not have overboarding or interlocking relationships that would conflict with a director's independence or interfere with fulfilling their Board duties and responsibilities. We discuss the time commitment and duties and responsibilities with every candidate so they have a full understanding of the role and our expectations of directors. The Governance committee monitors director relationships to ensure their business associations do not hinder their role as a TransCanada director or Board performance overall.

The Board believes that it is important for it to be composed of qualified and knowledgeable directors. As a result, due to the specialized nature of the energy infrastructure business, some of the nominated directors are associated with or sit on the boards of companies that ship natural gas or liquids through our pipeline systems. Transmission services on most of TransCanada's pipeline systems in Canada and the U.S. are subject to regulation and accordingly we generally cannot deny transportation services to a creditworthy shipper. As discussed in Conflicts of interest, the Governance committee monitors relationships among directors to ensure that business associations do not affect the Board's performance.

If a director declares that they have a material interest in a material contract or transaction that is being considered by the Board, the director leaves the meeting so the matter can be discussed and voted on.

See the director profiles starting on page 14 for the other public company boards each nominated director serves on.

Independent of management
Our Corporate governance guidelines stipulate that the Board must meet at the end of each Board meeting, in-camera, without management present. In 2014, the independent directors met separately before and at the end of every regularly scheduled Board meeting.

Our Board has adopted the policy of holding in-camera sessions at each meeting of its committees without management. Members of management meet with the independent directors upon request.

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GOVERNANCE PHILOSOPHY
We believe that effective corporate governance improves corporate performance and benefits all shareholders and that honesty and integrity are vital to ensuring good corporate governance.

The Board has formally adopted the Corporate governance guidelines recommended by the Governance committee. These guidelines address the structure and composition of the Board and its committees, and clarify the responsibilities of the Board and management.

Ethical business conduct
Our Code of business ethics (the Code) incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

The Code applies to all employees, officers and directors as well as contract workers of TransCanada and its wholly-owned subsidiaries and operated entities in countries where we conduct business. All employees (including executive officers) and directors must certify their compliance with the Code every year.

Any unusual behaviour or suspected violations of the Code must be reported immediately. Employees can report a concern to their supervisor, Corporate compliance, Internal audit, their Compliance coordinator, or to our Ethics help-line. The help-line allows anyone – employees, contractors, consultants, other stakeholders and the general public – to report a concern, confidentially and anonymously, about any perceived accounting irregularities, legal or ethical violations or other suspected breaches of the Code. The telephone number is published on our website and employee intranet, in other employee communications and in our Annual report. Our policy strictly prohibits reprisals or retaliation against anyone who files an ethics concern or complaint in good faith.

Internal audit handles most investigations, including any concerns about directors and senior management. Human resources professionals handle any concerns relating to human resource matters such as harassment.

The Audit committee monitors compliance with the Code and reports any significant violations to the Board. The committee follows formal procedures for receiving and reviewing complaints, determining a course of action and retaining the information on file. It also oversees the operation of the Ethics help-line as part of its responsibilities.

Any waiver of the Code for our executives and directors must be approved by the Board, or the appropriate committee. There were no material departures from the Code in 2014.

The Code is posted on our website (www.transcanada.com).

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Conflicts of interest
The Code covers potential conflicts of interest.

Serving on other boards
The Board considers whether directors serving on the boards of all entities including public and private companies, Crown corporations and other state-owned entities, and non-profit organizations pose any potential conflict. The Board reviews these relationships annually to determine that they do not interfere with any of our director's ability to act in our best interests. If a director declares a material interest in any material contract or material transaction being considered at the meeting, the director is not present during the discussion and does not vote on the matter.

Our Code requires employees to receive consent before accepting a directorship with an entity that is not an affiliate. The CEO and executive vice-presidents (our executive leadership team) must receive the consent of the Governance committee. All other employees must receive the consent of their immediate supervisor.

Affiliates
The Board oversees relationships between TransCanada and any affiliates to avoid any potential conflicts of interest. This includes our relationship with TC PipeLines, LP, a master limited partnership listed on the NYSE.

Auditor independence
Pursuant to the Audit committee charter, the Audit committee reviews and approves our hiring policies for partners, employees and former partners and employees of our current and former external auditors to ensure auditor independence is maintained. The committee also monitors adherence to our policy. The committee also has a pre-approval policy with respect to permitted non-audit services, to help ensure auditor independence is maintained.

Our Annual information form (AIF) includes more information about the Audit committee, including the committee charter. The 2014 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

Majority voting
Our majority voting policy applies to electing a new Board when the number of nominated directors is the same as the number of director positions available. If, prior to a meeting, a nominated director receives more "withheld" proxy votes than 5 per cent of the total votes cast by proxy, we will hold a vote by ballot for all directors. If a director does not receive a majority of "for" votes cast by ballot, the director must resign from the Board. The Board will accept the resignation if there are no exceptional circumstances. We expect the Board to announce its decision to either accept or reject the director's resignation in a press release within 90 days after the annual meeting, and include its reasons for rejecting the resignation, if applicable.

This policy does not apply if there is a proxy contest over the election of directors.

Share ownership
We have share ownership requirements for our directors and executives to align their interests with those of our shareholders. Ownership levels are significant, and directors and executives must meet the requirements within five years of assuming their position. As of March 2, 2015, all of our directors who have served for at least five years meet the share ownership requirements, as do most of our directors that have served for fewer than five years. For two of the more recent appointments to the Board, the chart below lists the director, the date of their appointment and the date by which they must meet the share ownership requirements.

Director	Date appointed	Share ownership requirements deadline

Ms. Salomone	February 12, 2013	February 12, 2018

Mr. Vanaselja	May 2, 2014	May 2, 2019

See Aligning the interests of directors and shareholders on page 58 and Aligning the interests of executives and shareholders on page 77 for more information.

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ROLE AND RESPONSIBILITIES OF THE BOARD
The Board's primary responsibilities are to foster TransCanada's long-term success, oversee our business and affairs and management, and to act honestly, in good faith and in the best interests of TransCanada.

The Board's main objective is to promote our best interests, to maximize long-term shareholder value and to enhance shareholder returns.

The Board has key duties and responsibilities, delegates some duties to its four standing committees, and discharges others to management for managing the day-to-day affairs of the business.

The Chair is responsible for ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair's role includes coordinating the affairs of the Board, working with management (primarily the CEO), and ensuring effective relations with Board members, shareholders, other stakeholders and the public.

Charters and position descriptions
The Board and each committee have adopted a charter that outlines its principal responsibilities.

The charters are reviewed every year to ensure that they reflect current developments in corporate governance and corporate best practices, and the Board approves any necessary changes.

The Board charter describes the:

•
composition and organization of the Board
•
duties and responsibilities for managing our affairs, and
•
oversight responsibilities for:
•
management and human resources
•
strategy and planning
•
financial and corporate issues
•
business and risk management, including compensation risk
•
policies and procedures
•
compliance reporting and corporate communications, and
•
general legal obligations, including its ability to use independent advisors as necessary.

The Board has also developed position descriptions for the Chair of the Board, each committee Chair and the CEO. The position descriptions for the Chair of the Board and the CEO are part of their terms of reference. The position descriptions for the Chair of each committee are contained in the committee charters.

See Appendix A for a copy of the Board charter. The Board charter, committee charters and position descriptions for the Chair of the Board and the CEO are posted on our website (www.transcanada.com).

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Strategic planning
We have a multi-year strategic plan that balances risk and reward.

The Board provides oversight and direction in the strategic planning process to ensure management develops corporate strategies that support our vision to be the leading energy infrastructure company in North America. We set annual corporate objectives to support our core strategies for achieving growth and creating value for shareholders. These are established with and approved by the Board every year. The Governance committee oversees the processes used for the preparation and articulation of our strategic plan.

The Board monitors management's progress toward achieving the strategic plan, and discusses a broad range of matters related to our strategy, business interests and the dynamic environment in which we operate at each regularly scheduled meeting. Management also reports regularly on our operational and financial performance.

The Board generally holds a formal session over two days on strategic planning every year and several sessions on strategic issues throughout the year. The strategic planning sessions have management and the Board review and discuss management's strategic plan, with the strategic plan put forward to the Board for approval. The strategic issues sessions provide the Board with the opportunity to consider specific strategic issues in detail, which provides more context during the strategic planning process. In response to Board feedback at the annual strategic planning session in June 2014, the number of strategic issues sessions held has significantly increased, providing the Board with more time to address and discuss strategic issues.

In addition to the ongoing strategic planning process, the Board and Governance committee address emerging strategic issues throughout the year as they arise.

See Meeting attendance on page 25 for more information about the meetings held in 2014 and Orientation and education on pages 38 for more information about the strategic issues and planning sessions attended by Board members in 2014.

TransCanada Management information circular 2015    33

Risk oversight

Process
The Board and its committees are responsible for risk oversight including overseeing management systems and processes for identification, evaluation, prioritization, mitigation and monitoring of risk. Our directors have a broad range of experience and skills in risk management and, as a result, the Board is highly engaged and qualified to participate in a meaningful discussion of key business risks with management at Board and committee meetings.

A key business risk is generally defined as an exposure that has the potential to materially impact TransCanada's ability to meet or support its business, operational or strategic objectives.

TransCanada maintains a comprehensive corporate risk register which identifies principal risks associated with our business and seeks input across the organization to ensure it reflects any new key business risks as our business grows and our environment evolves. In addition, 'top-of-mind' concerns are solicited from our senior executives and presented to the Board. This process recognizes the dynamic and evolving business environment in which we operate and allows management to keep the Board informed of existing and emerging risks and how those risks are managed or mitigated in accordance with TransCanada's risk parameters and risk tolerance.

All risks identified under the corporate risk register are categorized using a risk responsibility matrix which establishes clear accountabilities to the Board, committee and executives responsible for specific oversight of each risk.

Our risks are categorized according to these main areas:

•
corporate strategy
•
business strategy and execution
•
business opportunity
•
commercial operations
•
physical operations, and
•
general corporate risk (including compensation risk).

The Governance committee oversees our risk management process. The committee reviews TransCanada's 'top-of-mind' business risks with management at each committee meeting and the risk responsibility matrix with management annually to ensure there is proper Board and committee oversight according to the terms of their charters, and that we have management programs in place to mitigate those risks. It also recommends, along with the respective committee (or executive) assigned responsibility for specific risks, any enhancements to our risk management program and policies to the Board.

In addition, all projects and opportunities recommended by management to the Board for approval include specific descriptions on the associated risks. The risk discussion associated with each project forms a part of the Board's determination of whether to approve projects or pursue opportunities.

Our process ensures that the Board is fully informed of the interrelationship between the business environment and risks, and is intended to facilitate and stimulate discussion of our key business risks.

Our AIF and Annual report include more information about the risks applicable to TransCanada. The 2014 AIF and the 2014 Annual report are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

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Committee responsibilities
The committees are also involved in risk oversight in their respective areas to ensure a robust process with appropriate expertise, attention and diligence given to each key business risk. Generally, the Audit committee oversees financial risk, the Human Resources committee oversees human resources and compensation risk and the Health, Safety and Environment committee oversees operational risk, people and process safety, security and environmental risks. The committees update the Board on their risk oversight activities regularly.

The Audit committee oversees management's role in monitoring compliance with risk management policies and procedures and reviewing the adequacy of our financial risk management. Our financial risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance. Risks are managed within limits that are ultimately established by the Board, implemented by senior management and monitored by our risk management and internal audit groups. In addition, the committee also oversees cybersecurity and its related risks to TransCanada.

The Health, Safety and Environment committee monitors compliance with our health, safety and environment (HSE) corporate policy through regular reporting from management. We have an integrated HSE management system that establishes a framework for managing HSE issues that is used to capture, organize and document our related policies, programs and procedures.

Our management system for HSE is modeled after international standards, conforms to external industry consensus standards and voluntary programs, and complies with applicable legislative requirements and various other internal management systems. It follows a continuous improvement cycle organized into four key areas:

•
Planning:  risk and regulatory assessment, objectives and targets, and structure and responsibility
•
Implementing:  development and implementation of programs, plans, procedures and practices aimed at operational risk management
•
Reporting:  document and records management, communication and reporting, and
•
Action:  ongoing audit and review of HSE performance.

The committee reviews HSE performance and operational risk management on a quarterly basis. It receives detailed reports on:

•
overall HSE corporate governance
•
operational performance and preventive maintenance metrics
•
asset integrity programs
•
emergency preparedness, incident response and evaluation
•
people and process safety performance metrics, and
•
developments in and compliance with applicable legislation and regulations.

The committee also receives updates on any specific areas of operational and construction risk management review being conducted by management and the results and corrective action plans flowing from internal and third party audits.

Each year the committee's practice is to conduct a site visit and tour of at least one of our existing assets or projects under development as part of its responsibility to monitor and review our HSE practices. The Board is invited to join the committee at its site visit and the Board also typically has a separate site visit each year. Also, in 2014, all of the board members participated in a special session devoted to operational risk management.

See Compensation governance starting on page 50 for more information about how we manage our compensation risk.

TransCanada Management information circular 2015    35

Succession planning
The Board takes responsibility for succession planning at the executive level including the development of the CEO succession plan. Succession planning for the CEO position is an ongoing process that includes analysis of each potential candidate's performance, skills and experience, assessment of the personal attributes and characteristics that the Board believes are necessary for the role, and assessment of developmental opportunities to increase senior executive bench strength.

The CEO prepares an overview of the executive vice-president roles, noting the required skills and expertise for each position and the individual's areas of strength. He also prepares development plans for each executive and presents them to the Board. The CEO meets with each executive at least twice a year, and more informally as necessary, to discuss progress on his or her development plan.

The CEO identifies potential future candidates for the executive vice-president positions and presents them to the Board for discussion. Each candidate is assessed based on their skills and experience and the competencies that are required for promotion to the senior executive level. Development opportunities are also identified so each candidate can receive additional or varied management experience, training, development and educational opportunities. The Board reviews each position and the performance assessment and competencies of potential successors at least once a year and makes decisions as appropriate.

Management diversity
Our executive leadership team includes our President and CEO, and all of our executive vice-presidents. Senior management includes our executive leadership team, as well as our senior vice-presidents, vice-presidents and directors (one level below vice-president).

In 2013, management set and the Board reviewed three and five year goals to increase the number of women in senior management.

Setting these goals supports our long term focus on ensuring TransCanada has a capable and diverse senior management team. We believe that having a defined goal for the representation of women in senior management is an effective way to increase the number of women on our executive leadership team over the long term. More women at the senior management level provides a larger group of women that can be considered for promotion to executive positions.

In order to achieve these goals we have focused on identifying, assessing and developing high potential candidates from our existing talent pool as well as strategic hires. High potential candidates are each assigned a sponsor on the executive leadership team who work with them to increase their exposure within the organization and at the Board.

The executive leadership team reviews and discusses this talent pool regularly and approves some senior management appointments. The Board approves all appointments to the executive leadership team.

Progress towards these goals is reviewed and assessed by the executive leadership team at least annually to ensure that we have a qualified pool of women, and that the women in senior management are being adequately supported and developed. The Board receives progress reports on our goals annually.

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We have achieved notable progress towards achieving our goals at the executive level (vice-presidents, senior vice-presidents, and executive vice-presidents).

Women at the executive-level

The Board encourages the inclusion of women candidates for consideration for all executive officer positions, but ultimate decisions are made based on the qualifications of the candidates.

While we do not have specific goals for the executive leadership team, in 2014, the percentage of women on our executive leadership team increased from 11 per cent to 22 per cent.

Executive leadership team composition

Access to management
The Board has complete access to management, but gives reasonable advance notice to avoid disrupting the business and operations. The Board Chair and committee Chairs also connect with relevant members of the executive leadership team as needed.

The Board encourages the executive leadership team to include key managers in Board and committee meetings so they can share their expertise on specific matters. This gives the Board an opportunity to meet individuals who have the potential to assume more senior positions in the future, and for these individuals to gain exposure to the Board.

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ORIENTATION AND EDUCATION
New directors participate in an orientation program featuring sessions on corporate strategy, our main business issues, and historical and financial information about TransCanada. They also have an opportunity to visit and tour our facilities and project sites and meet with the executive leadership team and other directors. Our 2014 program included site visits and sessions on strategic issues.

We tailor the sessions for each director based on individual needs and their specific areas of interest. New directors also meet one-on-one with members of the executive leadership team and with the Vice-President, Corporate Development and Strategy for an overview of the different areas of our business and operations and a discussion of key areas of interest. Briefing sessions are also held for new committee members.

Directors receive a reference manual with:

•
details about their duties and obligations as a member of the Board
•
information about our business and operations
•
copies of the Board and committee charters
•
copies of past public filings, and
•
documents from recent Board meetings.

The Governance committee reviews the orientation program and manual every year so they continue to meet our needs and those of new directors.

The committee also develops the continuing education program every year based on current and emerging issues, our corporate objectives and input from other directors.

Continuing education helps strengthen a director's knowledge and understanding of the business, industry, governance and other issues. Senior management and external experts make presentations to the Board and committees from time to time on various topics related to the business, including changes to legal, regulatory and industry requirements. Continuing education is also conducted on an informal basis and our directors are provided with articles and publications of interest.

We suggest seminars and education programs for our directors that may be relevant, and pay the registration fee and travel expenses as appropriate. We also offer to pay annual fees for memberships with organizations that are appropriate and provide relevant publications and educational opportunities to our directors.

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2014 director education program

Date	Topic	Presented/hosted by	Attended by

February 19	Strategic issues session – economic outlook	Executive Vice-President, Corporate Development	All directors

April 1	Impact of social media on boards	Korn Ferry	Barry Jackson

May 23	Director orientation session	Members of the executive leadership team	Siim Vanaselja

June 16	Strategic issues session – operational risk education session	Executive Vice-President, Operations and Engineering	All directors

June 16-17	Strategic planning session – a number of topics related to the direction of overall corporate strategy	Executive leadership team, led by the Executive Vice-President, Corporate Development	All directors

September 9	Strategic issues session – shareholder value	Executive leadership team	All directors

September 9	Strategic issues session – Bruce Power	Executive Vice-President and President, Energy and President and Chief Executive Officer, Bruce Power	All directors

September 10	Tour of Bruce Power, Kincardine, Ontario	President and Chief Executive Officer, Bruce Power	Paula Reynolds Mary Pat Salomone Mike Stewart Richard Waugh

September 18	Transformational governance	Institute of Corporate Directors National Conference	Barry Jackson

October 9	Site visit to U.S. North East Hydro Facilities, Comerford and Moore, New Hampshire	Executive Vice-President, Operations and Engineering	Health, Safety and Environment committee

October 12-14	Board leadership conference	National Association of Corporate Directors	Mary Pat Salomone

November 3	Strategic issues session – Bruce Power	Executive Vice-President and President, Energy	All directors

November 10	Various topics related to emerging governance issues	Institute of Corporate Directors Chairs Advisory Council	Barry Jackson

November 18	Director orientation session	Executive Vice-President and President, Liquids Pipelines	Siim Vanaselja

November 20	Director orientation session	Executive Vice-President and General Counsel	Siim Vanaselja

December 4	Strategic issues session – Bruce Power	Executive Vice-President and President, Energy	All directors

December 4	Strategic issues session – shareholder value	Financial Advisors	All directors

TransCanada Management information circular 2015    39

BOARD EFFECTIVENESS AND DIRECTOR ASSESSMENT
The Governance committee oversees an annual assessment of the performance of the Board, the Chair, committees and individual directors every year and reports the results to the Board.

Interviews include questions about effectiveness, communication and personal and individual peer performance and solicit input from directors about areas for potential improvement. The interviews are open-ended to encourage discussion and seek specific input on topics such as risk, strategy and governance.

The Governance committee believes the interview process is the most effective way for directors to give feedback that can be reviewed by the entire Board. The committee also monitors developments in board governance and evolving best practices in corporate governance.

In 2014, the assessment process showed that the Chair, each director, and all committees are functioning effectively and fulfilling the mandates set out in the Board and committee charters.

Financial literacy
The Board has determined that all members of the Audit committee are financially literate, which means each member can read and understand a set of financial statements that are generally comparable to ours in terms of breadth and complexity of accounting issues. You can find more information about their education and financial experience in the director profiles starting on page 14, in the Audit committee report on page 46 and in the AIF which is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

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Board renewal
The Governance committee regularly assesses the skill set of each director, and reviews it against the director retirement schedule, their ages and the composition of each committee. The review also takes into account the desirability of maintaining a reasonable diversity of backgrounds, and character and behavioural qualities such as integrity.

The Governance committee, with input from the Chair of the Board and the CEO, is responsible for identifying suitable director candidates, and canvasses the entire Board for potential nominees. The committee also uses a third party recruitment specialist to identify potential director candidates. The committee is responsible for assessing the individuals and proposing the strongest candidates for nomination. An evolving roster of suitable director candidates is maintained by the committee.

The committee looks for a mix of skills and experience required for overseeing our business and affairs. The Board considers personal characteristics such as gender, ethnic background and geographic residence when looking at diversity, however, candidates are nominated as directors based on their background and ability to contribute to the Board and committee meetings.

The committee ensures that the Board seeks expertise in the following key areas:

• Accounting & finance • Energy/utilities • Engineering • Governance • Government/regulatory • Health, safety and environment	• International markets • Law • Management/leadership • Oil & gas/utilities • Operations, and • Risk management.

Candidates who are being nominated for the first time must have experience in industries similar to ours, or experience in general business management or with corporations that are similar in size and scope. Candidates must also be willing to serve on the Board, able to devote the necessary time to fulfill their duties and responsibilities and be under 70 years old.

The committee recommends potential candidates based on their qualifications and independence and how these qualities balance with the skill set of the current Board, the structure and composition of the committees and the director retirement schedule. This assessment helps the Board determine the best mix of skills and experience to guide our business operations and our long-term strategy.

TransCanada Management information circular 2015    41

Board matrix
The matrix below shows the likely retirement year of the current non-executive directors based on current age, and the skills, committees, education and expertise of all our nominated directors. The Governance committee considers these factors and others when discussing Board renewal.

Key expertise areas
Director (expected retirement year)	Education	Committees	Accounting & finance	Energy/utilities	Engineering	Governance	Government/regulatory	Health, safety and environment	International markets	Law	Management/leadership	Oil & gas/utilities	Operations	Risk management

Kevin E. Benson (2017)	Chartered Accountant	Audit (Chair) Governance	X			X	X				X		X

Derek H. Burney (2016)	M.A. Political Science B.A. Political Science (Hon)	Audit Governance (Chair)		X		X	X		X		X

Paule Gauthier (2016)	LL.M LL.B B.A.	Health, Safety and Environment Human Resources				X	X			X

Russell K. Girling	MBA B. Comm	–	X	X		X	X	X			X	X	X	X

S. Barry Jackson (2023)	B.Sc. Engineering	Board Chair Governance Human Resources		X	X	X		X			X	X	X

Paula Rosput Reynolds (2027)	B.A. Economics (Hon)	Health, Safety and Environment Human Resources (Chair)		X							X	X		X

John Richels (2021)	LL.B B.A. Economics	Health, Safety and Environment Human Resources	X	X		X		X		X	X	X	X	X

Mary Pat Salomone (2030)	MBA B.A. Engineering	Audit Health, Safety and Environment		X	X			X	X		X		X

D. Michael G. Stewart (2022)	B.Sc. Geological Sciences (Hon)	Audit Health, Safety and Environment (Chair)		X				X			X	X	X

Siim A. Vanaselja (2027)	Hon. BBA	Audit Governance	X			X			X		X			X

Richard E. Waugh (2018)	Hon. MBA B. Comm (Hon)	Governance Human Resources	X			X			X		X			X

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Director tenure
The Governance committee reviews factors like age, changes in principal occupation, consistently poor attendance, poor performance and other relevant circumstances that may trigger the resignation or retirement of a director.

Once a director turns 70, he or she will not stand for re-election at the next annual meeting. The Board may waive the retirement age for a director if:

•
they have not served seven consecutive years by age 70, or
•
their continued service is in the best interests of the company, because of their specific skills and experience.

TransCanada does not use term limits for our directors. We do not believe term limits are an effective mechanism to promote board renewal. In addition to the annual director assessment, which ensures that each of our Board members, committees and the Board is functioning effectively, the committee reviews director succession planning at least annually. This review provides the opportunity for the committee to focus on creating a board with an appropriate mix of experience and skills to guide the long-term strategy and ongoing business operations of the company. Our flexible retirement policy promotes effective Board turnover without limiting the mix of skills and experience on the Board.

The Board has waived the retirement policy for Mr. Burney and Mme. Gauthier and asked them to stand for re-election at the 2015 annual and special meeting. The Board and the Governance committee determined that the retirement age policy should be waived for these two directors, as Mr. Burney and Mme. Gauthier continue to provide significant contributions to the Board. Mme. Gauthier continues to provide valuable insight and skills, particularly with respect to the Energy East Pipeline. Mr. Burney's experience and background and deep understanding of the evolving business and political environment continue to provide valued input to TransCanada's business and affairs. The Board believes that the skills, experience and continuity provided by Mr. Burney and Mme. Gauthier's extended tenure will be valuable to the Board over the coming year.

The graphs below show the composition of our Board by years of service as of the date of this circular and after the annual and special meeting, assuming all of the nominated directors are elected.

Current composition	Post-meeting composition

TransCanada Management information circular 2015    43

ENGAGEMENT
We believe it is important to engage with our stakeholders. Members of our Board engage with governance organizations and shareholder advocacy groups to discuss emerging best practices and provide commentary on how we maintain our high standard of corporate governance.

TransCanada regularly engages with our shareholders and other stakeholders. Our executive leadership team hosts teleconferences to discuss our quarterly financial and operating results. The teleconferences are webcast and available to analysts, media, shareholders and the public. We also hold an annual investor day in November, where we discuss our financial outlook, business operations and strategy. Our executive and senior management also speak at investor conferences and meet one-on-one with investors as part of our shareholder engagement. In 2014, we engaged with institutions representing more than 50 per cent of current outstanding shares.

A list of upcoming and past events and presentations, including presentation slides and webcasts, where available, can be found online at www.transcanada.com.

You may contact our investor relations department directly by phone, email, fax or regular mail at:

Investor Relations
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta
Canada T2P 5H1
investor_relations@transcanada.com
1.800.361.6522

COMMUNICATING WITH THE BOARD
Shareholder engagement allows us to hear directly from shareholders and other important stakeholders about any issues or concerns.

Shareholders, employees and others can contact the Board directly by writing to:

Chair of the Board of Directors
c/o Corporate Secretary
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta T2P 5H1

The Board, including committee Chairs, will also be available at the annual and special meeting to receive questions from shareholders.

SHAREHOLDER PROPOSALS
According to Canadian law, shareholder proposals can only be considered for the annual meeting of common shareholders if they are submitted by a specific date. We did not receive any shareholder proposals for the 2015 annual and special meeting.

Our Corporate Secretary must receive any shareholder proposals before 5:00 p.m. MDT on December 3, 2015 to be considered for the Management information circular for our 2016 annual meeting of common shareholders.

44    TransCanada Management information circular 2015

BOARD COMMITTEES
The Board has four standing committees:

•
Audit committee
•
Governance committee
•
Health, Safety and Environment committee, and
•
Human Resources committee.

Each of the committees is comprised entirely of independent directors.

The Governance committee is responsible for reviewing the composition of each committee and recommending any changes once new directors are appointed or elected to the Board. Each committee must consist entirely of independent directors, except for the Health, Safety and Environment committee, which must have a majority of independent directors. Currently all members of the Health, Safety and Environment committee are independent. Each committee has the authority to retain advisors to help it carry out its responsibilities. The Board does not have an executive committee.

Each committee reviews its charter at least once a year, and recommends any changes to the Governance committee and the Board. You can find the committee charters on our website (www.transcanada.com).

The Audit and the Human Resources committees hold simultaneous meetings, as do the Governance and Health, Safety and Environment committees, so each committee has sufficient time to focus on its responsibilities. As a result, Mr. Jackson, the independent non-executive Chair of the Board, is a voting member of the Governance committee and the Human Resources committee, and is not a member of the Audit committee or the Health, Safety and Environment committee.

The committees will be reconstituted after the annual and special meeting.

Each meeting has time set aside for members to discuss the committee operations and responsibilities without management present.

TransCanada Management information circular 2015    45

Audit committee

Members	Kevin E. Benson (Chair) Derek H. Burney Mary Pat Salomone D. Michael G. Stewart Siim Vanaselja (as of May 2, 2014)

Meetings in 2014	5 regularly scheduled meetings (February, April, July, November, December)

Independent	5 independent directors, 100 per cent independent and financially literate.

Mr. Benson and Mr. Vanaselja are "audit committee financial experts" as defined by the SEC in the U.S., and each have the accounting or related financial management experience required under the NYSE rules.

Mandate	The Audit committee is responsible for assisting the Board in overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements.
It is also responsible for overseeing and monitoring the internal accounting and reporting process and the process, performance and independence of our internal and external auditors.

The Audit committee meets in-camera with the Chief Financial Officer (CFO) at the beginning of each meeting, and also meets separately with the external auditors, Vice-President, Corporate Compliance and Internal Audit, and Executive-Vice-President and General Counsel. The committee also meets in-camera at the end of each meeting.

2014 highlights

•
Reviewed our 2014 interim and annual disclosure documents including the unaudited interim and audited annual consolidated financial statements and related management's discussion and analysis, AIF and circular and recommended them for approval.
•
Oversaw our financial reporting risks including issues relating to materiality and risk assessment.
•
Received the external auditor's formal written statement of independence (which sets out all of its relationships with TransCanada) and its comments to management about our internal controls and procedures.
•
Reviewed the appointment of the external auditors and estimated fees and recommended them to the Board for approval.
•
Reviewed the audit plans of the internal and external auditors and pre-approved the non-audit services performed by KPMG relating to tax, benefit plans and environmental compliance.
•
Recommended the funding of the Registered Pension Plan and Supplemental Pension Plan.
•
Reviewed the major accounting policies and estimates.
•
Monitored Canadian and U.S. financial reporting and legal and regulatory developments affecting our financial reporting process, controls and disclosure.
•
Oversaw implementation of the new Enterprise Resource Planning system.
•
Reviewed/recommended changes to the suite of risk management policies, and reviewed developments and reports relating to counterparty, insurance and market risks.
•
Recommended amendments to the Public disclosure policy, Avoiding bribery and corruption policy and Code of business ethics.
•
Reviewed/recommended prospectuses relating to issuance of securities.
•
Approved annual election to enter into uncleared swaps as permitted under U.S. legislation and monitored compliance.
•
Received regular reports from management on risk management, finance, treasury, pensions, compliance, material litigation and information services security controls.
•
Reviewed regular reports from Internal Audit.
•
Reviewed adequacy of staff complements in accounting and tax.
•
Recommended amendments to the Audit committee charter.

Our AIF includes more information about the Audit committee, including the committee charter, oversight responsibilities, each member's education and experience, and policies and procedures for pre-approving permitted non-audit services. The 2014 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

46    TransCanada Management information circular 2015

Governance committee

Members	Derek H. Burney (Chair) Kevin E. Benson S. Barry Jackson Siim A. Vanaselja (as of May 2, 2014) Richard E. Waugh

Meetings in 2014	3 regularly scheduled meetings (February, April, November)

Independent	5 independent directors, 100 per cent independent

Mandate	The Governance committee is responsible for assisting the Board with maintaining strong governance policies and practices at TransCanada, reviewing the independence and financial literary of directors, managing director compensation and the Board assessment process, and overseeing our strategic planning process and risk management activities.

It monitors the relationship between management and the Board, directors' share ownership levels, governance developments and emerging best practices. It is also responsible for identifying qualified candidates for the Board to consider as potential directors.
It also recommends the meeting schedule for Board and committee meetings, site visits, and oversees matters related to the timing of our annual meeting.

The Governance committee meets in-camera at the beginning and end of each meeting.

2014 highlights

•
Reviewed the independence of each director according to our written criteria to give the Board guidance in its annual assessment of independence and the structure and composition of each committee and the other directorships held by Board members (including public and private companies, Crown corporations and non-profit organizations).
•
Oversaw our strategic planning process, including strategic issues to be considered and planning of our strategic issues and planning sessions.
•
Oversaw our risk management activities, including receiving updates on key business risks and making recommendations to the Board as appropriate.
•
Reviewed the identified principal risks with management to ensure we have proper Board and committee oversight and management programs in place to mitigate risks.
•
Monitored director share ownership requirements.
•
Reviewed best practices with respect to common share ownership as opposed to deferred share units for director shareholding requirements.
•
Reviewed and recommended changes to our Articles and By-law Number 1 to the Board for approval. These changes are subject to shareholder approval, as described in Business of the meeting on page 9.
•
Reviewed our Corporate governance guidelines and recommended appropriate changes to the Board for approval. These changes included revisions to more closely align our majority voting policy with the TSX Company Manual.
•
Reviewed say on pay updates and voting trends.
•
Oversaw the annual assessment of the Board, committees and Chair.
•
Monitored updates to securities regulations (regulation and legal updates affecting our policies, procedures and disclosure practices) and matters relating to the financial markets. The committee continues to monitor legal developments and emerging best practices in Canada, the U.S. and internationally.
•
Oversaw the Board's retirement policy, Board renewal and the selection of new director candidates.

TransCanada Management information circular 2015    47

Health, Safety and Environment committee

Members	D. Michael G. Stewart (Chair) Paule Gauthier Paula Rosput Reynolds John Richels (as of May 2, 2014) Mary Pat Salomone

Meetings in 2014	3 regularly scheduled meetings (February, May and October)

Independent	5 independent directors, 100 per cent independent

Mandate	The Health, Safety and Environment committee is responsible for overseeing our health, safety, security and environmental practices and procedures.

It monitors our compliance with applicable legislative and regulatory requirements, and oversees our policies, management systems, programs, procedures and practices to prevent or mitigate losses and to protect our people, assets, network and infrastructure from malicious acts, natural disasters or other crisis situations.

It also reviews and reports to the Board on actions and initiatives taken to mitigate risk related to health, safety, security and environment having the potential to affect our people, activities, plans, strategies or reputation.

The Health, Safety and Environment committee met separately with the Vice-President, Community, Safety and Environment at the end of the February and May meetings and with the Executive Vice-President, Operations and Engineering at the end of the October meeting. The committee also meets in-camera at the beginning of each meeting as necessary, and at the end of each meeting.

2014 highlights

•
Received quarterly reports on our health, safety, security, environmental activities and performance, including governance activities, leadership objectives and emergency resource management and incident followup.
•
Received detailed reports and analysis on operational risk management, operational risk management, people and process safety, and, including regulatory compliance matters related to asset integrity.
•
Oversaw our risk management activities related to health, safety, security and environment, and reported to the Board as appropriate.
•
Monitored the effectiveness of health, safety and environment policies, management systems, programs, procedures and practices through the receipt of reports on four levels of governance activities related to internal and external audit findings and resulting corrective action plans.
•
Monitored updates to Canadian and U.S. air emissions and greenhouse gas legislation, related compliance matters, and climate change initiatives.
•
Reviewed the company's strategy for managing greenhouse gas policy and legislation.
•
Visited the U.S. Northeast Hydro Facilities including the Moore Hydroelectric Station located in New Hampshire, and the Comerford Hydroelectric Station and reviewed the results of an emergency response plan field exercise conducted for the Somerset Station.
•
Received an annual update regarding insurance coverage, including general liability, construction and operational policies, property and business interruption, and directors' and officers' liability.
•
Held a special session on operation risk management attended by all Board members.

48    TransCanada Management information circular 2015

Human Resources committee

Members	Paula Rosput Reynolds (Chair – as of May 2, 2014) Paule Gauthier S. Barry Jackson John Richels Richard E. Waugh (as of May 2, 2014)

Meetings in 2014	4 regularly scheduled meetings (January, February, November and December)

Independent	5 independent directors, 100 per cent independent

Mandate	The Human Resources committee is responsible for assisting the Board with developing strong human resources policies and plans, overseeing the compensation programs, and assessing the performance of the CEO and other members of the executive leadership team against pre-established objectives and recommending their compensation to the Board.

It approves all non-executive incentive awards, and any major changes to the compensation programs and benefits plans for employees. It is also responsible for the benefits under our Canadian pension plans and reviewing our share ownership requirements for executives.

The Human Resources committee meets in-camera at the beginning and end of each meeting.

2014 highlights

•
Assessed the performance of the executive leadership team and recommended the 2014 executive compensation awards to the Board for approval.
•
Appointed Meridian Compensation Partners as the independent compensation advisor to the committee.
•
Reviewed the alignment of our variable compensation plans with the business strategy.
•
Considered trends and regulatory developments in executive compensation.

The committee also undertook a number of other activities during the year, and these go into effect in 2015:

•
Developed and approved a new peer group for benchmarking executive compensation.
•
Reviewed and recommended to the Board an Incentive compensation reimbursement policy.
•
Approved an increase in the share ownership requirement for the CEO from four to five times base salary and determined that all executives must meet their requirements through direct share ownership.
•
Reviewed and recommended to the Board amendments to our executive separation agreements to align with current governance standards.
•
Simplified the approach to determining long-term incentive awards for the named executives by eliminating the targets and ranges. The Board instead approved each named executive's award based on median market data as well as individual performance and potential to contribute to TransCanada's future success.
•
Reviewed the executive share unit plan and approved:
•
the introduction of an additional performance measure in the plan (earnings per share) and modified the performance peer group used for the relative total shareholder return (TSR) measure
•
the elimination of the minimum payout of 50%, and
•
the increase of the maximum payout to 200%.

TransCanada Management information circular 2015    49

Compensation

We are committed to high standards of corporate governance, including compensation governance.

This section tells you how the Board makes director and executive compensation decisions at TransCanada, and explains its decisions for 2014.

WHERE TO FIND IT

>	Compensation governance	50
	Expertise	51
	Compensation oversight	52
	Independent consultant	55
>	Director compensation	56
	Director compensation discussion and analysis	56
	2014 details	60
>	Executive compensation	65
	Human Resources committee letter to shareholders	65
	Executive compensation discussion and analysis	68
	2014 details	96

Compensation governance

The Board, the Human Resources committee and the Governance committee are responsible for the integrity of our compensation governance practices.

Human Resources committee	Governance committee
• Paula Rosput Reynolds (Chair)	• Derek H. Burney (Chair)
• Paule Gauthier	• Kevin E. Benson
• S. Barry Jackson	• S. Barry Jackson
• John Richels	• Siim A. Vanaselja
• Richard E. Waugh	• Richard E. Waugh

The Board approves all matters related to executive and director compensation. The committees are responsible for reviewing compensation matters and making any recommendations. Both committees are entirely independent. Each Human Resources committee member is independent under the NYSE compensation committee independence requirements.

50    TransCanada Management information circular 2015

EXPERTISE

Human resources and executive compensation
The Human Resources committee is responsible for executive compensation. It consists of five independent directors who have an appropriate mix of skills and experience in management, business, industry, human resources and public accountability for carrying out their responsibilities.

Name	Human resources/ compensation experience	CEO/EVP experience	Risk management	Governance	Law	Finance & accounting

Paula Rosput Reynolds (Chair)	X	X	X	X		X

Paule Gauthier	X			X	X

S. Barry Jackson	X	X		X		X

John Richels	X	X	X	X	X	X

Richard E. Waugh	X	X	X	X		X

All of the members have experience as members of human resources or compensation committees of other public companies. All of the members also have governance experience and most have finance and accounting experience.

Ms. Reynolds, the committee Chair, was the CEO of two U.S. public companies and was responsible for overseeing compensation plans and their implementation, and has experience in designing and assessing performance-based goals for executives. She has worked closely with compensation consultants, and has been involved in all aspects of the design, implementation and administration of compensation programs.

Mme. Gauthier has legal expertise and experience in overseeing executive compensation programs as a member of compensation committees of public companies in banking and other industries.

Mr. Jackson has served as the chair or been a member of the compensation committee for several public companies. As a former CEO of a public oil and gas company, Mr. Jackson has experience in overseeing executive compensation programs and working closely with compensation consultants, and has been involved in all aspects of the design, implementation and administration of compensation programs as a senior executive and director.

Mr. Richels is the president and CEO of a public company. He was a CFO of a public company, and was the managing and chief operating partner for a law firm. Mr. Richels has experience in developing and implementing compensation plans and performance-based goals for executive and enterprise-wide personnel.

Mr. Waugh, as the former CEO of a publicly traded financial institution, has experience in overseeing, administering and implementing executive compensation programs and compensation plans.

In addition to the committee's collective experience in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.

Governance
You can find specific details about each director's background and experience in the director profiles starting on page 14, and more information about the committees starting on page 45.

The Governance committee is responsible for director compensation and risk oversight. It consists of five independent directors who have a mix of skills and experience in business, risk, governance, human resources and compensation. Four of the members are currently or have been members of human resources or compensation committees of other public companies. Four of the members also have experience as a CEO of one or more public companies, which has provided each of them with experience in oversight of and direct involvement in compensation matters.

TransCanada Management information circular 2015    51

COMPENSATION OVERSIGHT
The purpose of the Board's compensation oversight is to ensure that executives and directors are compensated fairly with respect to market in a way that does not lead to undue risk in TransCanada's business and operations.

The Board reviews our compensation policies and practices every year, considers the possibility of risks, and makes any adjustments it deems necessary to ensure that our compensation policies are not reasonably likely to have a material adverse effect on TransCanada. It carries out this work directly or through the Human Resources committee and the Governance committee.

The Board has approved various compensation policies and practices to effectively identify and mitigate compensation risks and discourage members of the executive leadership team or others from taking inappropriate or excessive risks.

Multi-year strategic plan
We have a multi-year, strategic plan that identifies our core strategies to help us achieve our vision of being the leading energy infrastructure company in North America. Our core strategies include:

•
maximizing the full-life value of our infrastructure assets and commercial positions
•
commercially developing and building new asset investment programs
•
cultivating a focused portfolio of high quality development options, and
•
maximizing our competitive strengths.

Executive compensation is closely linked to the strategic plan. Our annual corporate objectives support the strategic plan and are integrated in our compensation decision-making process. At the end of each year, the Board assesses our performance against the corporate objectives to determine the Corporate factor that is used in calculating short-term incentive awards for the executive leadership team and all other employees. The Board also ensures that the annual individual performance objectives for each member of the executive leadership team align with our corporate objectives and reflect performance areas that are specific to each role when it determines total direct compensation for each executive.

Compensation philosophy
Our compensation philosophy guides all compensation program design and decisions. Our approach to compensation is structured to meet four key objectives: pay for performance, be market competitive, align executives' interests with those of our shareholders and customers, and engage and retain our executives. In setting compensation levels, each component – base salary, short- term and long-term incentives – as well as total direct compensation are determined with reference to median levels in our peer group (see pages 73 through 84 for details).

Executive compensation is also designed to minimize risk as a significant portion of total direct compensation is variable or at-risk compensation. See pages 91 through 95 for the pay mix for each named executive.

52    TransCanada Management information circular 2015

Executive compensation structured to manage risk
The Human Resources committee and the Board have structured the executive compensation program to ensure that executives are compensated fairly and in a way that does not present undue risk to TransCanada or encourage executives to take inappropriate risks.

•
Structured process: The committee has implemented a formal decision-making process that involves management, the committee and the Board. The committee uses a multi-step review process for all compensation matters, first adopting goals and metrics of performance, reviewing how performance compares to the pre-established metrics and then seeking Board input as to the reasonableness of the results.

•
Benchmarking to ensure fairness: Executive compensation is reviewed every year. As of 2014, director compensation is reviewed every two years by the Governance committee and the Board. Both director and executive compensation are benchmarked against size appropriate peer groups to assess competitiveness and fairness, and the appropriateness of the composition of the applicable peer groups is reviewed.

•
Modelling and stress testing: The committee uses modelling to stress test different compensation scenarios and potential future executive compensation. This includes an analysis of the potential effect of different corporate performance scenarios on previously awarded and outstanding compensation to assess whether the results are reasonable. The committee also uses modelling to assess the payments under the terms of the executives' employment agreements for severance and change of control situations.

•
Independent advice: The committee uses an independent external compensation consultant to provide advice in connection with executive pay benchmarking, incentive plan design, compensation governance and pay for performance.

•
Alignment with shareholders: The committee and the Board place a significant emphasis on long-term incentives when determining the total direct compensation for the executive leadership team. Our long-term incentives include stock options and performance vesting executive share units (ESUs) – both of which encourage value creation over the long-term and align executives' interests with our shareholders.

•
Pre-established objectives: The Board approves corporate, business/functional and individual objectives every year for each member of the executive leadership team that are aligned with the overall business plan approved by the Board. These objectives are used to assess performance and determine compensation, and executives agree to these objectives as set out in their annual performance scorecards.

•
Multi-year performance-based compensation: Awards under the ESU plan are paid out based on our performance against objectives set for the three-year vesting period.

•
Limits on variable compensation payments: Short-term incentive awards are subject to a maximum payout of two times target. Long-term incentive awards under the ESU plan are limited to a maximum payout of 1.5 times the final number of units accrued at the end of the vesting period (2.0 times starting in 2015).

•
Discretion: The Board completes a formal assessment annually, and can then use its discretion to increase or decrease any compensation awards if it deems it appropriate based on market factors or other extenuating circumstances. However, to maintain the integrity of the metrics-based framework, the Board exercises its discretion sparingly.

TransCanada Management information circular 2015    53

Policies and guidelines to manage risk
The Governance committee, the Human Resources committee and the Board have instituted several policies to ensure that compensation risk is appropriately managed and that the interests of both directors and executives are aligned with those of our shareholders. These policies are derived from best practices in governance and legal requirements.

•
Corporate goals: We adopt corporate goals consistent with our approved financial plan so that the Board can monitor how compensation influences business decisions.

•
Share ownership requirements: We have share ownership requirements for both directors and executives, reflecting the Board's view that directors and executives can represent the interests of shareholders more effectively if they have a significant investment in TransCanada.

•
Prohibition on hedging: Our trading policy includes an Anti-hedging policy preventing directors and officers from using derivatives or other instruments to insulate them from movements in our share price. This includes prepaid variable forward contracts, equity swaps, collars and units of exchange funds.

•
Reimbursement: If there is an incidence of misconduct with our financial reporting and we must restate our financial statements because of material non-compliance with a financial reporting requirement, our CEO and CFO are required by law to reimburse TransCanada for incentive-based compensation related to the period the misconduct occurred. They must also reimburse us for any profits they realized from trading TransCanada securities during the 12 months following the issue of the misstated financial statements.

In February 2015, we implemented our Incentive compensation reimbursement policy which requires employees at the vice-president level and above to repay vested and unvested incentive compensation granted in the three year period preceding a restatement of financial results or a material error in financial reporting if the restatement or error resulted from the employee's intentional misconduct. We will amend the policy as necessary to conform with any applicable laws, such as the final Dodd-Frank rules.

•
Say on pay: We implemented a non-binding advisory shareholder vote on our approach to executive compensation starting in 2010. The results shown in the table below confirm that a significant majority of shareholders have accepted our approach to executive compensation. The approval vote as a percentage of shares voted in favour of our approach to executive compensation for the last three years are as follows:

Year	Approval vote (%)

2014	94.28

2013	92.67

2012	96.63

•
Code of business ethics: Our Code of business ethics applies to employees, contract workers, independent consultants and directors. The Code incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

After considering the implications associated with our compensation policies and practices and completing a review of our policies and practices described above, the Board believes that:

•
we have the proper practices in place to effectively identify and mitigate potential risk, and
•
TransCanada's compensation policies and practices do not encourage any member of our executive leadership team, or any employee to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on our company.

In addition to our compensation policies and practices, our corporate values – Integrity, Collaboration, Responsibility and Innovation – also guide director, officer and employee behaviour, underpin our company culture and define the character of the organization we share and work in every day.

54    TransCanada Management information circular 2015

INDEPENDENT CONSULTANT
The Human Resources committee retains an independent compensation consultant to provide advice on compensation-related matters.

The committee created a mandate for the consultant that includes:

•
advising on compensation levels for the CEO and named executives
•
assessing the CEO's recommendations on the compensation of the other named executives
•
attending all of its committee meetings (unless otherwise requested by the committee Chair)
•
providing data, analysis or opinion on compensation-related matters requested by the committee or its Chair, and
•
reporting to the committee on any matters that may arise related to executive compensation.

Effective July 1, 2013, the NYSE adopted new listing standards requiring issuers to consider certain enumerated factors that are relevant to an advisor's independence from management. Before engaging an external consultant, the committee considers all factors bearing on the consultant's independence, including those factors enumerated by the NYSE.

Starting in September 2014, the independent compensation consultant is Meridian Compensation Partners (Meridian). Previously, the committee retained an individual consultant from Towers Watson. The committee obtains independent advice from the consultant who provides a neutral source of data and information on compensation practices and trends. While the consultant's advice is an important tool in the committee's processes, the committee remains wholly responsible for making its own decisions and recommendations to the Board.

While Meridian provides advice to the committee, it does not provide consulting or other services to TransCanada. Before engaging Meridian, and after considering all factors bearing on the consultant's independence, including those factors enumerated by the NYSE, the committee determined that Meridian is independent.

TransCanada retained Towers Watson starting in 2002 to provide human resources consulting services to management and continues to engage Towers Watson for a variety of services. The committee was aware that management had retained Towers Watson when the committee retained a separate consultant at Towers Watson and required assurances of independence of that consultant. However, as noted above, the committee no longer has a relationship with Towers Watson and now relies on the services of Meridian for compensation related advice.

The Human Resources committee has a pre-approval policy for fees paid to its compensation consultant. Under the policy, the committee must pre-approve the fees and services paid by TransCanada to the compensation consultant for services provided to management. The Chair of the committee is authorized to pre-approve between scheduled meetings the terms of engagement and additional fees up to $250,000 for services provided to management and must report any pre-approval to the committee. Towers Watson's other consulting fees included below were approved by the committee.

The table below shows the executive compensation-related fees paid in 2013 and 2014.

Executive compensation-related fees

($ in millions)

Meridian	2014	2013

Consulting to the Human Resources committee	0.09	–

Towers Watson

Consulting to the Human Resources committee	0.04	0.12

Consulting to human resources management
• compensation consulting and market data services for executives and non-executives	0.15	0.13
• benefit and pension actuarial consulting services for our Canadian and U.S. operations	2.53	2.42
• pension administration services for our Canadian and U.S. operations	2.01	0.98

Consulting to the Governance committee
• preparing a report on director compensation	0.03	0.04

All other fees	–	–

Total fees	$4.85	$3.70

TransCanada Management information circular 2015    55

Director compensation discussion and analysis

WHERE TO FIND IT

>	Director compensation discussion and analysis	56
	Approach	56
	Components	59
>	2014 details	60
	Director compensation table	60
	At-risk investment	62
	Incentive plan awards	64

APPROACH
Our director compensation program reflects our size and complexity, and reinforces the importance we place on delivering shareholder value. Director compensation includes annual retainers and meeting fees that are paid in cash and DSUs to link a significant portion of their compensation to the value of our shares (see Deferred share units, below for more information about the DSU plan).

The Board follows a formal performance assessment process to ensure directors are engaged and make meaningful contributions to the Board and committees they serve on.

The Governance committee reviews director compensation every two years, and makes compensation recommendations to the Board for its review and approval. Recommendations take into consideration the directors' time commitment, duties and responsibilities, and director compensation practices at comparable companies.

Directors of TransCanada also serve as directors of TCPL. Board and committee meetings of TransCanada and TCPL run concurrently, and the director compensation described below is for serving on both Boards. TransCanada does not hold any material assets directly, other than TCPL common shares and receivables from some of our subsidiaries. As a result, TCPL assumes all directors' costs according to a management services agreement between the two companies.

56    TransCanada Management information circular 2015

Benchmarking
Director compensation is benchmarked against two peer groups. The companies in the custom peer group are relatively consistent with the group of Canadian publicly-traded companies included in the executive compensation peer group and this group provides an industry specific market reference point. Since directors tend to be recruited from a variety of industries, the general industry peer group provides an additional market reference point of publicly-traded Canadian companies that are similar in size and scope to TransCanada. Total compensation is determined with reference to median levels in our peer groups, so we can attract and retain qualified directors. The Governance committee reviews director compensation every two years, based on independent advice respecting compensation paid by our peer companies. The Governance committee refers to the report when conducting its compensation review.

2014 peer groups

Custom peer group	General industry peer group

ATCO Ltd.	Agrium Inc.
Canadian Natural Resources Ltd.	Canadian National Railway Company
Cenovus Energy Inc.	Canadian Pacific Railway Limited
Enbridge Inc.	Cenovus Energy Inc.
Encana Corporation	Enbridge Inc.
Fortis Inc.	Encana Corporation
Husky Energy Inc.	Maple Leaf Foods Inc.
Imperial Oil Ltd.	Metro Inc.
Suncor Energy Inc.	National Bank of Canada
Talisman Energy Inc.	Potash Corporation of Saskatchewan Inc.
TransAlta Corporation	Resolute Forest Products Inc.
Suncor Energy Inc.
Talisman Energy Inc.
TELUS Corporation

TransCanada Management information circular 2015    57

Aligning the interests of directors and shareholders
The Board believes that directors can represent the interests of shareholders more effectively if they have a significant investment in TransCanada. Directors must hold at least four times their annual cash plus equity retainer in shares or DSUs within five years of joining the Board.

Directors can meet the requirements by purchasing TransCanada shares, participating in our dividend reinvestment plan or by directing all or a portion of their compensation to be paid in DSUs. We recalibrate the ownership values if the cash plus equity retainer is increased.

If their holdings fall below the minimum level because of fluctuations in our share price, we expect directors to attain the minimum threshold within a reasonable amount of time set by the Governance committee.

As President and CEO, Mr. Girling must instead meet our CEO share ownership requirement which is four times his base salary. Mr. Girling meets these ownership requirements (see page 77 for details). Effective February 13, 2015, the ownership requirement for Mr. Girling was raised to five times his base salary which he also meets.

As of March 2, 2015, all but two of our directors meet the share ownership requirements. Ms. Salomone and Mr. Vanaselja each have five years from the date they were appointed to meet the director share ownership requirements as shown in the chart on page 31.

Deferred share units
DSUs are notional shares that have the same value as TransCanada shares. DSUs earn dividend equivalents as additional units, at the same rate as dividends paid on our shares.

Our DSU plan allows directors to choose to receive a portion of their retainers, meeting fees and travel fees in DSUs instead of cash. The plan also allows the Governance committee to use discretion to grant DSUs to directors as additional compensation (excluding employee directors such as our President and CEO). No discretionary grants of DSUs were made to directors in 2014.

Directors redeem their DSUs when they leave the Board. Directors can redeem their DSUs for cash or shares purchased on the open market.

58    TransCanada Management information circular 2015

COMPONENTS
Directors receive annual retainers, meeting fees and travel fees when applicable. They are also reimbursed for out-of-pocket expenses they incur while attending meetings, and are paid a per diem for Board and committee activities outside of our meeting schedule. Directors who are U.S. residents receive the same amounts in U.S. dollars. Mr. Girling is compensated in his role as President and CEO, and does not receive any director compensation. Both the annual Board retainer and the separate retainer for the Chair of the Board are paid in cash and DSUs according to the fee schedule below:

2014 compensation

Retainers paid quarterly from the date the director is appointed to the Board and committees

Board	$170,000 per year		represented 1,859 DSUs for
paid to each director except the Chair of the Board	($70,000 cash + $100,000 in DSUs)		Canadian directors and 2,067 DSUs for U.S. directors in 2014

Chair of the Board	$470,000 per year
receives a higher retainer because of his level of responsibility	($180,000 in cash + $290,000 in DSUs)		represented 5,392 DSUs in 2014

Committee paid to each committee member except the Chair of the committee	$5,500 per year

Committee Chairs receive a higher committee retainer for additional duties and responsibilities	$20,000 per year	audit

	$15,000 per year	human resources

	$12,000 per year	governance and health, safety and environment

Meeting fees
Chair of the Board	$3,000 per Board meeting chaired

Board and committee meetings	$1,500 per meeting

Travel fees
if round trip travel is more than three hours	$1,500 per round trip

Other fees special assignments	$1,500 (per diem for additional activities)		no other fees were paid in 2014

DSUs are credited quarterly, in arrears, using the closing price of TransCanada shares on the TSX at the end of each quarter. In 2014, four directors chose to receive 100 per cent of their retainer, meeting and travel fees in DSUs:

•
S. Barry Jackson
•
John Richels
•
Siim Vanaselja, and
•
Richard E. Waugh.

Starting January 1, 2014, the Audit committee Chair retainer was increased by $8,000 from $12,000 to $20,000. The Human Resources committee Chair retainer was also increased by $3,000 from $12,000 to $15,000. These increases reflect the additional responsibilities and time commitment associated with these committees and aligns with our peer groups.

Starting January 1, 2015, the mandatory DSU portion of the Board retainer was increased by $10,000 from $100,000 to $110,000. This increase aligns compensation closer to the median of our peer groups.

Starting January 1, 2015, the Chair of the Board no longer receives a meeting attending fee of $3,000 per Board meeting attended. The cash DSU portion of the Chair's retainer was increased by $21,000 from $180,000 to $201,000 for a total compensation of $491,000 per year. This change aligns more closely with the compensation structure of our peer groups.

TransCanada Management information circular 2015    59

Director compensation – 2014 details

The table below shows total director compensation awarded, credited or paid in 2014.

DIRECTOR COMPENSATION TABLE

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

Kevin E. Benson	124,000	100,000	–	–	–	–	224,000

Derek H. Burney	122,000	100,000	–	–	–	–	222,000

Paule Gauthier	114,000	100,000	–	–	–	–	214,000

S. Barry Jackson	211,500	290,000	–	–	–	43,508	545,008

Paula Rosput Reynolds	123,316	100,000	–	–	–	–	223,316

John Richels	109,500	100,000	–	–	–	–	209,500

Mary Pat Salomone	120,000	100,000	–	–	–	–	220,000

W. Thomas Stephens (retired May 2, 2014)	44,082	37,018	–	–	–	–	81,100

D. Michael G. Stewart	117,500	100,000	–	–	–	–	217,500

Siim A. Vanaselja (joined May 2, 2014)	80,851	100,000	–	–	–	–	180,851

Richard E. Waugh	110,526	100,000	–	–	–	–	210,526

Notes

•
Ms. Reynolds, Mr. Richels, Ms. Salomone and Mr. Stephens received their compensation in U.S. dollars.

•
Fees earned includes Board and committee retainers, meeting fees and travel fees paid in cash, including the portion they chose to receive as DSUs.

•
Share-based awards include the portion of the Board retainer ($100,000) and the Board Chair retainer ($290,000) that we automatically pay in DSUs. There were no additional grants of DSUs in 2014.

•
In 2014, TC paid $37,688 for third-party office and other expenses for Mr. Jackson and he received a reserved parking space valued at $5,767.

60    TransCanada Management information circular 2015

The table below is a breakdown of director compensation by component. It includes the total fees paid in cash and the DSUs credited as at the grant date, unless stated otherwise. DSUs credited includes the minimum portion of the Board retainer paid in DSUs and the retainers, meeting and travel fees that directors chose to receive as DSUs in 2014.

	Retainers			Meeting fees		Travel	Other	Totals

Name	Board ($)	Committee ($)	Committee Chair ($)	Board meetings ($)	Committee meetings ($)	Travel fee ($)	Strategic planning sessions ($)	Fees paid in cash ($)	DSUs credited ($)	Total cash & DSUs credited ($)

Kevin E. Benson	70,000	5,500	20,000	13,500	12,000	1,500	1,500	124,000	100,000	224,000

Derek H. Burney	70,000	5,500	12,000	13,500	12,000	7,500	1,500	61,000	161,000	222,000

Paule Gauthier	70,000	11,000	–	13,500	10,500	7,500	1,500	85,000	129,000	214,000

S. Barry Jackson	180,000	–	–	27,000	–	1,500	3,000	–	501,500	501,000

Paula Rosput Reynolds	70,000	7,343	9,973	13,500	10,500	10,500	1,500	56,672	166,644	223,316

John Richels	70,000	11,000	–	12,000	6,000	9,000	1,500	–	209,500	209,500

Mary Pat Salomone	70,000	11,000	–	13,500	13,500	10,500	1,500	74,000	146,000	220,000

W. Thomas Stephens (retired May 2, 2014)	23,654	1,859	5,069	4,500	6,000	3,000	–	44,082	37,018	81,100

D. Michael G. Stewart	70,000	5,500	12,000	13,500	12,000	3,000	1,500	117,500	100,000	217,500

Siim A. Vanaselja (joined May 2, 2014)	46,538	7,313	–	10,500	9,000	6,000	1,500	–	180,851	180,851

Richard E. Waugh	70,000	10,526	–	12,000	9,000	7,500	1,500	–	210,526	210,526

Notes

•
Ms. Reynolds, Mr. Richels, Ms. Salomone and Mr. Stephens received their retainers, meeting fees, travel and other fees in U.S. dollars. Their DSU value is presented in Canadian dollars in this table, but is converted into U.S. dollars when paid.

•
Committee meeting fees for Ms. Salomone include $1,500 for attending the January 2014 Human Resources committee meeting as an observer.

•
DSUs credited include all share-based awards vested or earned by the directors in 2014. The minimum portion of the Board retainer paid in DSUs in 2014 was $290,000 for the Chair and $100,000 for the other directors. DSUs credited also includes the portion of the retainers, meeting fees and travel fees directors chose to receive in DSUs in 2014.

•
Total cash & DSUs credited is the total dollar amount paid for duties performed on the TransCanada and TCPL boards.

•
DSUs were paid quarterly based on share prices of $50.25, $50.93, $57.68 and $57.10, the closing prices of TransCanada shares on the TSX at the end of each quarter in 2014. Directors are able to redeem their DSUs when they leave the Board.

TransCanada Management information circular 2015    61

AT-RISK INVESTMENT
The table below shows:

•
the total value of each director's shares and DSUs or shares of our affiliates, including the DSUs credited as dividend equivalents until January 31, 2015
•
their holdings as a percentage of their annual cash retainer, and
•
the minimum equity investment required, as a multiple of their annual cash retainer.

The change in value represents the value of DSUs received in 2014, including dividend equivalents credited until January 31, 2015, plus any additional shares acquired in 2014. The change in value also includes increases and decreases in market value.

As of the date of this circular, all of our directors who have served for at least five years meet the share ownership requirements, as do most of our directors that have served for fewer than five years. Ms. Salomone and Mr. Vanaselja each have five years from the date they were appointed to meet the share ownership requirements, as shown in the chart on page 31.

Mr. Girling meets the CEO ownership requirements under the executive share ownership guidelines. See pages 58 and 77 for more information about our share ownership requirements for directors and executives.

None of the nominated directors (or all of our directors and executives as a group) own more than one per cent of TransCanada shares, or any class of shares of its subsidiaries and affiliates.

In the table:

•
DSUs include DSUs credited as dividend equivalents until January 31, 2015.
•
Total market value is the market value of TransCanada shares and DSUs, calculated using a closing share price on the TSX of $49.90 on February 19, 2014 and $55.22 on March 2, 2015. It includes DSUs credited as dividend equivalents until January 31, 2015.
•
Mr. Richels' holdings include 10,000 shares held in a family partnership controlled by Mr. Richels' and his wife.
•
Mr. Stewart's holdings include 1,979 shares held by his wife.
•
Mr. Waugh's holdings include 4,150 shares held by his wife.

62    TransCanada Management information circular 2015

At-risk investment

					At-risk investment		Minimum investment required

Name	Date	Common shares	DSUs	Total common shares and DSUs	Total market value ($)	As a multiple of annual retainer	Total value of minimum investment ($)	Multiple of cash & equity retainer

Kevin E. Benson	2015	13,000	57,059	70,059	3,868,658	22.76	680,000	4x

	2014	13,000	53,253	66,253	3,306,205	19.45	680,000	4x

	Change	–	3,806	3,806	562,633	3.31

Derek H. Burney	2015	10,083	49,131	59,214	3,269,797	19.23	680,000	4x

	2014	7,040	44,478	51,518	2,570,748	15.12	680,000	4x

	Change	3,043	4,653	7,696	699,049	4.11

Paule Gauthier	2015	1,992	58,377	60,369	3,333,576	19.61	680,000	4x

	2014	1,958	53,988	55,946	2,791,705	16.42	680,000	4x

	Change	34	4,389	4,423	541,871	3.19

S. Barry Jackson	2015	39,000	117,261	156,261	8,628,732	18.36	1,880,000	4x

	2014	39,000	104,007	143,007	7,136,049	15.18	1,880,000	4x

	Change	–	13,254	13,254	1,492,683	3.18

Paula Rosput Reynolds	2015	4,500	11,066	15,566	859,555	5.06	680,000	4x

	2014	2,500	7,290	9,790	488,521	2.87	680,000	4x

	Change	2,000	3,766	5,776	371,034	2.19

John Richels	2015	10,000	7,148	17,148	946,913	5.57	680,000	4x

	2014	–	2,625	2,625	130,988	0.77	680,000	4x

	Change	10,000	4,523	14,523	815,925	4.80

Mary Pat Salomone	2015	2,000	5,177	7,177	396,314	2.33	680,000	4x

	2014	–	2,019	2,019	100,748	0.59	680,000	4x

	Change	2,000	3,158	5,158	295,566	1.74

D. Michael G. Stewart	2015	15,404	24,467	39,871	2,201,677	12.95	680,000	4x

	2014	14,874	21,786	36,660	1,829,334	10.76	680,000	4x

	Change	530	2,681	3,211	372,343	2.19

Siim A. Vanaselja	2015	–	2,701	2,701	149,149	0.88	680,000	4x

(joined May 2, 2014)	2014	–	–	–	–	–	–	4x

	Change	–	2,701	2,701	149,149	0.88

Richard E. Waugh	2015	29,150	13,111	42,261	2,333,652	13.73	680,000	4x

	2014	29,150	8,795	37,945	1,893,456	11.14	680,000	4x

	Change	–	4,316	4,316	440,197	2.59

Total	2015	125,129	345,498	470,627	25,988,023

	2014	107,522	298,241	405,763	20,247,574

	Change	17,607	47,257	64,864	5,740,449

TransCanada Management information circular 2015    63

INCENTIVE PLAN AWARDS

Outstanding option-based and share-based awards
The table below shows all outstanding share-based awards previously granted to the directors that were outstanding at the end of 2014. Year-end values are based on $57.10, the closing price of TransCanada shares on the TSX at December 31, 2014. None of our directors have outstanding option-based awards.

Name	Number of shares or units of share-based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Number of shares or units of vested share-based awards not paid out or distributed (#)	Market or payout value of vested share-based awards not paid out or distributed ($)

Kevin E. Benson	480	27,408	56,579	3,230,661

Derek H. Burney	413	23,582	48,718	2,781,798

Paule Gauthier	491	28,036	57,886	3,305,291

S. Barry Jackson	987	56,358	116,273	6,639,188

Paula Rosput Reynolds	93	5,310	10,973	626,558

John Richels	60	3,426	7,088	404,725

Mary Pat Salomone	43	2,455	5,134	293,151

D. Michael Stewart	205	11,706	24,261	1,385,303

Siim A. Vanaselja (joined May 2, 2014)	22	1,256	2,678	152,914

Richard E. Waugh	110	6,281	13,001	742,357

Notes

•
All share-based awards in this chart are DSUs.

•
The total Market or payout value of share-based awards that have not vested is $165,818 at December 31, 2014.

•
Shares or Units not vested are dividends declared at December 31, 2014, but not payable until January 30, 2015. Number of shares or units of share based awards that have not vested is calculated using the closing price of TransCanada shares on the TSX at January 30, 2015 ($56.54).

•
Paul L. Joskow, who retired from the Board on March 22, 2013, redeemed his remaining 16,888 DSUs on December 31, 2013 and was paid US$769,810.44 in January 2014.

•
Mr. Stephens, who retired from the Board on May 2, 2014, redeemed 22,244 DSUs on June 30, 2014 and was paid US$650,667.13.

64    TransCanada Management information circular 2015

Human Resources committee letter to shareholders

WHERE TO FIND IT

>	Human Resources committee letter to shareholders	65
>	Executive compensation discussion and analysis	68
	Executive summary	68
	Approach	73
	Components	78
	Compensation decisions in 2015	85
	Payout of 2012 executive share unit award	89
	Executive profiles	90
>	2014 details	96
	Summary compensation table	96
	Incentive plan awards	99
	Equity compensation plan information	102
	Retirement benefits	103
	Termination and change of control	104

Dear Shareholder:

The Board is holding its sixth consecutive say on pay advisory vote regarding our approach to executive compensation. We are pleased with the level of shareholder support we have received to date and continue to provide comprehensive information to help you with your own decision about the say on pay vote this year.

The Executive compensation discussion and analysis (CD&A) section that follows explains how our executive compensation program works and how the Human Resources committee and the Board have assessed our performance in 2014 and made related compensation decisions for each of our named executive officers.

TransCanada's approach to compensation
TransCanada's vision is to be the leading energy infrastructure company in North America, focusing on pipeline and power generation opportunities in regions where we have or can develop a significant competitive advantage. Our strategy is to create value for our shareholders by maximizing the full-life value of our existing infrastructure and commercially developing and building new asset investment programs for future growth.

TransCanada's businesses are capital-intensive; most are subject to various types of regulatory regimes, including many that are subject to regulated returns. Growth is typically driven by projects that have long periods of time from conception and approval to construction, startup and ultimate profitability. Supporting this business portfolio and the strategy for the generation of future shareholder value, as well as maintaining strength in the company's financial position, requires a balance between short-term financial measures, capital management, and longer term growth and profitability. The Board is also mindful of the importance of dividends to shareholders and the need for a balance among current returns, a highly-rated capital structure and long-term growth.

TransCanada's executive compensation program is designed to 'pay for performance' by rewarding executives for results that are based on annual objectives and for delivering longer term shareholder value. The compensation program is also aligned with our risk management standards to ensure an appropriate balance exists between risk and reward. At the core of the program is a 'build to last' philosophy. The Board seeks to incent and reward TransCanada's named executives, and indeed all TransCanada employees, for excellence in how they select, construct, and/or operate energy infrastructure – profitably, to be sure, but also built with care, operated at the highest standards of safety, and generating reliable service and economic value for customers. Because of the broad range of considerations that underlie the business, the Board understands that some important elements of executive performance cannot be measured entirely through financial measures. For example, how well management meets the company's objectives with respect to safety and the environment is critical to the health of the business. However, just because objectives are not always denominated in dollars and cents does not mean that goals are not rigorous. In fact, the Board has supported management's efforts to institute a disciplined process of setting objectives. The process of assessing the performance of named executives against those goals is no less objective. The Board spends considerable time discussing corporate objectives for each upcoming year as well as the goals that must be achieved over a multi-year period. This is an interactive process with management. The Board believes the active discussion of

TransCanada Management information circular 2015    65

how strategies translate to goals contributes to clarity and discipline within the organization as well as to the quality of its engagement in fulfilling its duties.

In terms of structure, the Board oversees both annual and multi-year plans, and both cash and equity plans. For our named executives, the Board ensures that a significant portion of pay is linked to longer term shareholder value. As an example, in 2014, approximately 62 per cent of our CEO's compensation was linked to total shareholder return. In addition, senior leaders are required to hold significant equity interests in TransCanada. Effective February 13, 2015, the Board modified the share ownership requirements, increasing the minimum threshold for the CEO and determined that all executives must meet the requirements through direct share ownership.

2014 performance and compensation
TransCanada's diverse portfolio of critical energy infrastructure assets generated strong earnings and cash flow in 2014. Comparable earnings per share increased eight per cent and funds generated from operations were up seven per cent compared to 2013. We made significant progress in our efforts to preserve the long-term value of our Canadian and U.S. gas pipeline businesses. We had top performance against industry safety measures. Although we did not meet our goal of receiving a Presidential Permit for our Keystone XL Pipeline project in 2014, we nevertheless completed construction and put into operation several major infrastructure projects which contributed to our earnings. Importantly, too, we captured approximately $7 billion in new, commercially secured pipeline projects.

The Board approved a Corporate factor for 2014 of 1.3, which is above target level performance and reflects overall strong performance on financial, operational, safety and growth objectives. The Corporate factor was used in determining annual incentive awards for all employees.

The Board also approved a performance multiplier of 0.93 for the 2012 ESU grant that vested in 2014. This factor recognized the achievement of relative total shareholder return (TSR) at the 47th percentile of the peer group over the three year period.

Competitive compensation linked to performance
TransCanada's programs are designed to attract, engage and retain employees by offering a level and type of compensation that is market competitive. To ensure that employees are rewarded at competitive levels, the company uses peer groups to benchmark compensation programs. The Board does the same for senior executives.

Every year, the committee reviews the compensation peer group with its independent consultant and approves the inclusion of specific companies in the group. In 2015, the committee approved a new compensation peer group of size-appropriate, capital intensive Canadian and U.S. businesses that it used to calibrate 2015 compensation awards for our executive leadership team. You can find additional information on our compensation peer group for named executives on page 76.

The Board also uses a separate performance peer group to benchmark our relative TSR performance for the ESU plan. The peer group consists of publicly-traded peer companies that represent investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sectors. Every year, the Board reviews and approves the measures and peer group for the ESU plan, and in 2015, the Board approved changes to the measures and relative TSR peer group. See page 88 for more information.

Annual decision-making process
The Board undertakes a comprehensive decision-making process that includes management, the Human Resources committee and the full Board who receive and analyze market data, input from the CEO and advice from the committee's independent consultant.

The Board approves annual objectives in our corporate scorecard to support our core strategies for operating safely and efficiently, achieving growth and creating value for shareholders. The Board also establishes annual performance objectives and business/functional scorecards for the CEO and other named executives. Periodically, the Board approves objectives that drive performance under multi-year incentive plans and, as those plans mature, determines whether the approved objectives have been met.

At the end of each year, the CEO assesses the performance of his direct reports, including the other named executives, and makes compensation recommendations to the committee. He also provides a self-evaluation which the committee reviews. All compensation awards are recommended by the committee for approval by the Board.

66    TransCanada Management information circular 2015

While the Board and committee have a rigorous process of objective setting and we use various benchmarks and analysis to measure progress relative to goals, sometimes formulas can't capture the totality of the business circumstances. In such cases, the Board retains discretion to adjust the calculated results. The Board uses its experience and collective business judgment in making adjustments, recognizing that the effectiveness of the various plans is best served when the Board uses its discretion sparingly. In general, the Board uses its discretion in the following types of situations: where business results represent one-time circumstances out of management's control and should be excluded for purposes of calculations; where management explicitly decides not to meet an objective because of other potentially adverse effects that might result; where there have been unique circumstances affecting one or more companies in the peer group which, in turn, affect the calculation of comparative results; or where the business results are likely to be realized, but outside of the time frame anticipated in the adopted objectives.

Independent consultant
In the fall of 2014, the committee retained Meridian Compensation Partners as its independent advisor on all executive compensation matters. The consultant's mandate includes providing advice on compensation for the named executives, incentive design, compensation governance and pay for performance, attending all committee meetings, and providing data, analysis or opinions on compensation-related matters as requested.

While the committee is ultimately responsible for making its own decisions and recommendations to the Board, the consultant brings expertise, experience, independence and objectivity to the committee's deliberations. The committee meets frequently in-camera with the consultant, thereby ensuring that the discussions regarding compensation are substantive and unconstrained. The consultant freely offers opinions and is responsive to the committee's request for data and information on compensation trends and current information regarding the regulatory and legal environment in this arena. You can find additional information on the independent consultant on page 55.

Conclusion
Executive compensation remains a topic of great sensitivity with shareholders and activists around the world. Thus, the Board is keenly aware of our responsibility to ensure that our approach to executive compensation supports our strategy and aligns with the interests of our shareholders. The Board and committee are also aware that our decisions must be logical and understandable to our employees, shareholders, and other stakeholders. To this end, the circular includes significant detail in the CD&A section starting on page 68. We also respond to shareholder questions on an individual basis, take input from stakeholders, and continue to re-evaluate our practices to ensure that our program remains appropriate.

We thank you for your continued confidence in our company and welcome your comments or questions. You can contact the committee or the Board through the Corporate Secretary, TransCanada Corporation, 450 1st Street S.W., Calgary, Alberta T2P 5H1.

Sincerely,

Paula Rosput Reynolds	S. Barry Jackson
Chair, Human Resources Committee	Chair of the Board of Directors

TransCanada Management information circular 2015    67

Executive compensation discussion and analysis

EXECUTIVE SUMMARY
This CD&A explains our executive compensation program, our 2014 performance, the performance assessment by the Human Resources committee and the Board, and their compensation decisions for our named executives:

•
Russell K. Girling, President and Chief Executive Officer
•
Donald R. Marchand, Executive Vice-President and Chief Financial Officer
•
Alexander J. Pourbaix, Executive Vice-President and President, Development
•
Karl Johannson, Executive Vice-President and President, Natural Gas Pipelines, and
•
Wendy L. Hanrahan, Executive Vice-President, Corporate Services.

The named executives and four other executive vice-presidents make up our executive leadership team.

Performance results
To evaluate corporate performance for 2014, the committee and the Board looked at a number of quantitative and qualitative factors including safety, financial performance, execution of ongoing projects and transactions, operational performance and progress on key growth initiatives.

At TransCanada, safety is our number one priority. We achieved top quartile or top decile performance in almost all categories, with a significant improvement in our contractor safety performance.

Our comparable earnings per share were $2.42, an increase of eight per cent over 2013. The increase was primarily the net result of incremental earnings from new assets acquired and/or placed into service, higher earnings from transportation revenues, incentive earnings on our gas pipelines, lower Western power prices, higher U.S. power prices and higher interest expenses. Funds generated from operations were similarly higher than in 2013.

In addition to our financial results, we made significant progress in our efforts to enhance the long-term value of our gas pipeline assets. We received approval from the National Energy Board for our Canadian Mainline 2015-2030 Tolls and Tariff Application, and secured long-term contracts on our ANR pipeline, enhancing sustainability of these businesses for years to come.

We placed $3.8 billion of new assets into service, including the Gulf Coast Extension of the Keystone Pipeline System. In addition, we captured approximately $7 billion of new projects primarily related to our Canadian rate-regulated natural gas pipeline business. With these additions, our capital program now includes $46 billion of commercially secured projects which are backed by long-term contracts or cost of service business models. We continued to advance these projects by submitting regulatory filings and acquiring critical permits. While we did not meet our goal of receiving a Presidential Permit to begin construction on Keystone XL, we managed our financial exposure to the project and have matured other opportunities in the meantime.

To fund our growth activities, in 2014 we secured $2.5 billion of capital on compelling terms while prudently managing our capital structure and preserving our solid credit ratings. We improved the strength of our organization through the hiring of over 900 talented new employees and successfully implementing an Enterprise Resource Planning system (ERP), both of which will enhance our ability to deliver on our growth opportunities.

We set ambitious goals each year. In 2014, most of the objectives we established at the beginning of the year were either met or exceeded. Our success was reflected in a 22 per cent total shareholder return in 2014.

You can read more about 2014 performance starting on page 85.

68    TransCanada Management information circular 2015

Compensation highlights
The Human Resources committee and Board made the following executive compensation decisions in 2015:

•
A new peer group for benchmarking executive compensation was approved.
•
Two of our named executives received an increase to base salary to maintain competitiveness with our peer group and recognize proficiency in their roles. For these executives, the average annual increase was 6.5 per cent. More broadly for our named executives, 2015 increases were focused on the long-term incentive award portion of their compensation.
•
After considering the performance results and their relative weightings, overall corporate performance for 2014 was assessed as above target and a Corporate factor of 1.3 was assigned. The Corporate factor is used in the determination of the short-term incentive awards for all employees, including our named executives.
•
The approach to determining long-term incentive awards for the named executives was simplified by eliminating targets and ranges. The Board instead approved each named executive's award based on median market data as well as individual performance and potential to contribute to TransCanada's future success. Where long-term incentive compensation is materially below median levels, the committee will assess competitive conditions each year and move to market median levels over a reasonable period of time.
•
The payout of the 2012 ESU grant was 129 per cent higher than the original grant value. The increase in share price from $44.23 to $54.64 and dividend reinvestment for the three-year period represents an increase of 139 per cent. In addition, the Board approved a performance multiplier of 0.93, reflecting relative TSR performance at the 47th percentile of the peer group.
•
For the 2015 ESU grant, the committee adopted a three-part formula based 50 per cent on earnings per share, 25 per cent on relative TSR performance of TransCanada compared to an industry peer group and 25 per cent on relative TSR performance compared to the S&P/TSX 60 Total Returns Index (S&P/TSX 60). A new payout range of 0 to 200 per cent was approved.
•
A new form of executive separation agreement was approved to align with current governance standards.
•
The share ownership requirement for the CEO was increased from four to five times base salary and the Board determined that all executives must meet their requirements through direct share ownership.
•
An Incentive compensation reimbursement policy, or 'clawback' policy was implemented.

You can read more about the compensation decisions starting on page 85.

TransCanada Management information circular 2015    69

Compensation vs. financial performance
The chart below compares our key financial results for the last five fiscal years to total direct compensation awarded to the named executives for the same period. Total direct compensation includes base salary, the short-term incentive award (paid in the first quarter following the performance year) and the grant value of ESU and stock option awards.

The table below shows total direct compensation awarded to our named executives as a percentage of our comparable earnings for the last five fiscal years:

	2010	2011	2012	2013	2014

Total direct compensation awarded to the named executives (as a % of comparable earnings)	1.1%	1.1%	1.3%	1.2%	1.1%

Notes

•
The change in Total direct compensation awarded to the named executives from 2012 to 2013 is due to base salary adjustments to reflect progression for certain named executives, higher short-term incentive awards due to strong corporate performance, and increases in long-term incentives to more closely align with median levels in the peer group.

•
Funds generated from operations, Comparable earnings per share, and Comparable earnings are non-GAAP measures and do not have any standardized meanings prescribed by U.S. GAAP (see Appendix B for more information).

70    TransCanada Management information circular 2015

Compensation vs. total shareholder return
Our TSR, the change in value of TransCanada shares plus reinvestment of dividends, has tracked favourably against the S&P/TSX Composite Total Returns Index over the last five years, delivering an annual compound return of 14.0 per cent compared to 7.5 per cent for the Index.

The chart below illustrates TSR, assuming an initial investment of $100 in TransCanada shares on December 31, 2009, and compares it to the return of the S&P/TSX Composite Total Returns Index and the trend in total direct compensation awarded to our named executives over the same period.

TSR is only one of the performance measures the Board considers when assessing performance and determining compensation for our named executives, so we do not necessarily expect there to be a direct correlation between TSR and total direct compensation awarded in a given period. In addition, the realized value of long-term compensation awarded in any given year is not guaranteed. A significant portion of it is equity-based, and its value is directly affected by changes in our share price.

At Dec. 31	2009	2010	2011	2012	2013	2014	Compound annual return

TRP	$100.00	$109.66	$133.97	$147.17	$157.80	$192.46	14.0%

TSX	$100.00	$117.61	$107.36	$115.08	$130.03	$143.75	7.5%

Note

•
The change in Total direct compensation awarded to the named executives from 2012 to 2013 is due to base salary adjustments to reflect progression for certain named executives, higher short-term incentive awards due to strong corporate performance, and increases in long-term incentives to more closely align with median levels in the peer group.

TransCanada Management information circular 2015    71

Program changes
The Board approved changes to the executive compensation program effective for 2015:

•
Adopted a new compensation peer group for the named executives to better reflect:
•
the size of TransCanada relative to the peer companies
•
a broader sample size which reduces potential volatility in the data
•
the scope of TransCanada's North American business activities, and
•
the broader market from which TransCanada competes for executive talent.
•
Simplified the approach to determining long-term incentive awards for the named executives by eliminating targets and ranges. The Board instead approved each named executive's award based on median market data as well as individual performance and potential to contribute to TransCanada's future success, and approved a higher weighting of compensation to long-term incentives.
•
For the ESU program, adopted a three-part formula that provides for vesting 50 per cent based on earnings per share, 25 per cent on relative TSR performance of TransCanada compared to a refined industry peer group, and 25 per cent on relative TSR performance compared to the S&P/TSX 60.
•
Adjusted the ESU grant vesting terms by eliminating the 50 per cent minimum payout so as to remove any guarantee of vesting, but raising the maximum payout to 200 per cent to reward executives for outstanding performance.
•
Amended the provisions of the ESU and stock option plans to reflect:
•
a consistent definition of change of control, and
•
consistency of vesting provisions for outstanding grants in the event of a termination without cause following a change of control.
•
Increased the share ownership requirement for the CEO from four to five times base salary and determined that all executives must meet their requirements through direct share ownership.
•
Implemented an Incentive compensation reimbursement ('clawback') policy.

The changes above were implemented after thoughtful review of the purpose of our program – namely, to give executives significant incentive to build long-term value for shareholders through share price appreciation. Given the challenging environment in which TransCanada operates, the Board believes that additional incentive for long-term value creation was warranted and that these changes more closely align our program with those of our peers. The committee examined significant data and was provided with modeled results in an effort to assure itself that program changes would provide such incentive.

The inclusion of earnings per share as a measure in the ESU program provides for a clear line of sight for executives and emphasizes the importance of increased earnings to underpin our share value and our dividend. The additional measure is also intended to reduce the potential for an arbitrary outcome based on relative TSR calculated in the last 20 days of market activity leading up to the vesting date. The performance peer group was modified to create a set of performance peers with businesses more similar to TransCanada's than the prior group. The new group includes companies whose businesses are less volatile and not as sensitive to the commodity cycle. In addition, measuring TSR relative to the S&P/TSX 60 balances the potential volatility of the smaller performance peer group and reflects the dynamics of performance among the larger Canadian companies for which TransCanada competes for capital.

The Board believes these changes ensure that our executive compensation program continues to meet our key compensation objectives as outlined in the next section.

72    TransCanada Management information circular 2015

APPROACH
TransCanada's executive compensation program is designed to meet four key objectives:

•
provide a compensation package that 'pays for performance' by rewarding executives for delivering on our corporate objectives and achieving our overall strategy
•
offer levels and types of compensation that are competitive with the market
•
align executives' interests with those of our various stakeholders, and
•
attract, engage and retain our executives.

Compensation is also aligned with our risk management processes to ensure there is an appropriate balance between risk and reward. See pages 53 and 54 for more information.

Decision-making process
We follow a comprehensive decision-making process that involves management, the Human Resources committee and the Board, and takes into account market data, input from the CEO and advice from the committee's independent consultant.

The Board makes all decisions affecting executive compensation based on the committee's recommendations.

TransCanada Management information circular 2015    73

Compensation analysis

Assessing the market
The independent consultant to the committee analyzes and provides relevant market data and other information to the committee and the Board. This process includes benchmarking executive compensation against a peer group of companies (see Benchmarking on pages 75 and 76).

The committee and Board also consider compensation relative to other executives when determining compensation levels. This is especially important in situations where the market data for a particular role is not readily available or does not reflect the relative scope of the role at TransCanada.

Determining performance objectives
The Board approves annual corporate objectives to support our core strategies for operating safely and efficiently, achieving growth and creating value for shareholders. Our corporate performance scorecard incorporates these objectives, including a combination of financial, operational, safety, and growth measures which are weighted and approved by the Board.

The Board establishes annual performance objectives and relative weightings for the CEO and the other named executives. The CEO's performance objectives include the corporate scorecard and personal key focus areas which reflect the priorities for the year. Performance objectives for the other named executives include the corporate scorecard, business/functional scorecards aligned to their roles, as well as their individual key performance areas and priorities for the year.

Recommendation
The committee and the Board assess the performance of the company and of the CEO.

The CEO assesses the performance of his direct reports, including the other named executives, obtains input from the Board on executive performance, and makes compensation recommendations to the committee.

The committee recommends compensation awards for the CEO and other named executives to the Board. The committee seeks advice from its independent consultant and other advisors, but is responsible for making its own decisions and recommendations to the Board.

The committee bases its recommendations on the relevant performance period. Although it reviews historical information on the value of previous grants, it does not make adjustments to any performance-related measures based on the number, term or current value of any outstanding compensation previously awarded or gains an executive may have realized in prior years. Similarly, the committee does not take into account the value of long-term incentive awards it grants in a given year to offset less-than-expected returns from awards granted in prior years. The committee believes that reducing or limiting grants or awards based on prior gains could detract from the integrity of the performance-based framework or undermine the incentives for executives to deliver strong performance.

Approval
The Board reviews the recommendations by the committee, and approves all executive compensation decisions.

74    TransCanada Management information circular 2015

Benchmarking
We benchmark our executive compensation against a peer group of companies to stay competitive with the market. Each year, the committee reviews the companies with its independent consultant, makes adjustments as it deems appropriate, and approves the peer group.

Our 2014 peer group consisted of 24 Canadian companies representing two industry sectors:

Oil and gas	Pipeline and utility

BP Canada Energy Group ULC	Alliance Pipeline Ltd.
Canadian Natural Resources Ltd.	ATCO Ltd.
Cenovus Energy Inc.	Capital Power Corporation
Chevron Canada Ltd.	Enbridge Inc.
ConocoPhillips Canada	EPCOR Utilities Inc.
Devon Canada Corporation	FortisAlberta Inc.
Encana Corporation	Kinder Morgan Canada Inc.
ExxonMobil Canada Ltd.	Spectra Energy Corporation (Canada)
Husky Energy Inc.	TransAlta Corporation
Imperial Oil Ltd.
Nexen Inc.
Shell Canada Ltd.
Suncor Energy Inc.
Syncrude Canada Ltd.
Talisman Energy Inc.

Profiles At December 31, 2013	TransCanada	Peer group

Industry	North American	North American pipelines, power, utilities
	pipelines, power	Canadian oil and gas

Head office location	Calgary, Alberta	Mainly Alberta

		Median	75th percentile

Revenue	$8.8 billion	$5.9 billion	$21.7 billion

Market capitalization at December 31, 2014 (Monthly closing price of shares × shares outstanding for the most recent quarter)	$40.4 billion	$25.0 billion	$46.6 billion

Assets	$53.9 billion	$18.8 billion	$34.7 billion

Employees	5,487	3,424	5,630

Note

•
Peer group scope information reflects 2013 data, unless otherwise noted, as this is the most current information available. For comparability, the TransCanada scope information also reflects 2013 data.

TransCanada Management information circular 2015    75

For 2015, the committee adopted a new peer group for the named executives to better reflect:

•
the size of TransCanada relative to the peer companies
•
a broader sample size which reduces potential volatility in the data
•
the scope of TransCanada's North American business activities, and
•
the broader market from which TransCanada competes for executive talent.

Our 2015 peer group for our named executives is listed below.

Named executive peer group

American Electric Power Co.	Imperial Oil Ltd.
Canadian National Railway Co.	Kinder Morgan Inc.
Canadian Natural Resources Ltd.	NextEra Energy Inc.
Cenovus Energy Inc.	Occidental Petroleum Corp.
Dominion Resources Inc.	PG&E Corporation
Enbridge Inc.	Southern Company
Encana Corporation	Spectra Energy Corporation
Exelon Corp.	Suncor Energy Inc.
Fortis Inc.	Talisman Energy Inc.
Hess Corp.	Teck Resources Ltd.
Husky Energy Inc.	Williams Companies Inc.

We benchmark each named executive position against similar positions in the peer group. We recognize that even with a relatively large peer group, the results can be skewed by changes in the underlying market data. As a result, we exercise judgment in the interpretation of the data and are guided by our independent consultant in this regard. Competitive market data on the peer group provides an initial reference point for determining executive compensation.

Total direct compensation is generally set according to the following guidelines:

See Components on page 78 for more information about total direct compensation.

76    TransCanada Management information circular 2015

Aligning the interests of executives and shareholders
We have share ownership requirements to align the interests of our executives and shareholders. The minimum requirements are significant and vary by executive level. As at December 31, 2014, the ownership requirements were:

Executive level	Required ownership (multiple of base salary)

Chief Executive Officer	4x

Executive Vice-Presidents	2x

Senior Vice-Presidents	1x

Executives were required to have outright ownership of at least 50 per cent of the requirement in shares of TransCanada or units of TC PipeLines, LP. The remaining 50 per cent could be held in the form of unvested ESUs.

Effective February 13, 2015, the Board approved an increase in the share ownership requirement for the CEO to 5 times base salary, and determined that all executives must meet their ownership requirements through shares of TransCanada or units of TC PipeLines, LP only.

Executives have five years to meet the requirement. Executives must 'buy and hold' 50 per cent of all stock options they exercise until they meet their share ownership requirement.

The committee reviews share ownership levels for each executive every year. It may use its discretion when assessing compliance if ownership levels fall below the minimum because of fluctuations in share price.

All of the named executives met their share ownership requirements in 2014. See the Executive profiles starting on page 91 for current share ownership levels.

TransCanada Management information circular 2015    77

COMPONENTS
Total direct compensation includes fixed and variable pay. Base salary is the only form of fixed compensation. Variable compensation includes our short and long-term incentive plans.

Element	Form	Performance period	Objective

base salary (fixed)	cash	• one year	• provide a certain level of steady income • attract and retain executives

short-term incentive (variable)	cash	• one year	• motivate executives to achieve key annual business objectives
•  reward executives for relative contribution to TransCanada
•  align interests of executives and shareholders
• attract and retain executives

long-term incentive (variable)	ESUs	• three-year term • vesting at the end of the term • awards subject to a performance multiplier based on pre-established targets	• motivate executives to achieve medium-term business objectives • align interests of executives and shareholders • attract and retain executives

	stock options	• seven-year term • one third vest each year beginning on the first anniversary of the grant date	• motivate executives to achieve long-term sustainable business objectives • align interests of executives and shareholders • attract and retain executives

We also offer indirect compensation which includes retirement benefits, other benefits and perquisites. See pages 83 and 84 for more information.

78    TransCanada Management information circular 2015

Fixed compensation

Base salary
Base salaries for executive positions are generally aligned within a competitive range of median base salary levels in our peer group. The independent consultant to the committee analyzes and provides relevant market data to the committee and the Board.

Increases in base salary for the named executives are based on their performance, competitive market data, experience in the role and compensation relative to other executives at TransCanada. Base salary adjustments are typically effective March 1.

Variable or at-risk compensation
Variable compensation accounts for a significant portion of executive pay, and increases by executive level. Market data is used to establish short and long-term incentive targets for each executive role. Target awards are expressed as a percentage of base salary and are determined with reference to median market levels in our peer group. While targets are reviewed annually against the competitive market data, they are not expected to change year-to-year unless the role changes or is reassessed against market conditions.

The table below shows the short-term incentive target and the long-term incentive target range for each named executive in 2014.

Beginning in 2015, the Board simplified the approach to determining long-term incentive awards for the named executives by eliminating targets and ranges. The Board instead approved each named executive's award based on median market data as well as individual performance and potential to contribute to TransCanada's future success.

		2014 long-term incentive target range (% of base salary)

	2014 short-term incentive target (% of base salary)	Minimum	Target	Maximum

President & Chief Executive Officer (Russell K. Girling)	100%	300%	350%	400%

Executive Vice-President & Chief Financial Officer (Donald R. Marchand)	65%	225%	275%	325%

Executive Vice-President & President, Development (Alexander J. Pourbaix)	75%	275%	325%	375%

Executive Vice-President & President, Natural Gas Pipelines (Karl Johannson)	65%	225%	275%	325%

Executive Vice-President, Corporate Services (Wendy L. Hanrahan)	50%	200%	225%	250%

TransCanada Management information circular 2015    79

Short-term incentive
The short-term incentive plan is designed to attract and retain executives, and motivate them to achieve key annual business objectives. It rewards executives for their contributions to TransCanada and aligns interests of executives with shareholders.

Annual cash awards are made to the named executives based on a formula that takes into account:

•
base salary and the short-term incentive target, expressed as a percentage of base salary, for each role
•
performance against business/functional and individual objectives, expressed as an individual performance factor determined for each named executive, and
•
performance against corporate performance objectives, expressed as the Corporate factor.

Awards can range from 0 to 200 per cent of the short-term incentive target based on the level of corporate and business/functional and individual performance. Awards will generally be 50 per cent of the target if performance meets threshold standards, 100 per cent for target performance, and 200 per cent of the target for exceptional performance relative to pre-determined standards. There is no payout if overall performance is below the threshold.

The corporate and business/functional and individual factors are weighted for each executive and then added together to determine the overall award. The Board can adjust the calculated short-term incentive awards up or down at its discretion to take into account other factors when it believes it is appropriate to do so. Short-term incentive awards are paid as a lump sum cash payment in March following the performance year.

Awards for 2014 were based on the following target levels and performance weightings:

			Performance weighting

	Short-term incentive target (% of base salary)	Payout range (% of target)	Business/functional and individual	Corporate

President & Chief Executive Officer (Russell K. Girling)	100%	0 – 200%	25%	75%

Executive Vice-President & Chief Financial Officer (Donald R. Marchand)	65%	0 – 200%	50%	50%

Executive Vice-President & President, Development (Alexander J. Pourbaix)	75%	0 – 200%	50%	50%

Executive Vice-President & President, Natural Gas Pipelines (Karl Johannson)	65%	0 – 200%	50%	50%

Executive Vice-President, Corporate Services (Wendy L. Hanrahan)	50%	0 – 200%	50%	50%

80    TransCanada Management information circular 2015

Long-term incentive
Each year, the committee and the Board grant long-term incentive awards to the named executives based on median market levels, and their assessment of individual performance and potential to contribute to TransCanada's future success.

The targeted allocation of long-term incentive awards for our executive leadership team is 50 per cent each to ESUs and stock options. Mr. Girling's long-term incentive award allocation is adjusted as necessary to meet the limit under the terms of the stock option plan that no one participant can be awarded more than 20 per cent of the total number of options granted in a given year which may result in Mr. Girling receiving ESUs with a higher (but not lower) weighting than 50 per cent.

Executive share units
These are notional share units granted under the ESU plan. ESUs accrue dividend equivalents and vest on December 31 at the end of the three-year performance period. The payout depends on how well we perform against targets established at the beginning of the period.

ESU awards are paid out in a lump sum cash payment in the first quarter following the end of the performance period.

Notes

•
Number of ESUs vesting is the number of ESUs originally granted plus ESUs earned as dividend equivalents during the three- year performance period.

•
Valuation price on the vesting date is the volume-weighted average closing price of TransCanada shares for the 20 trading days immediately prior to and including the vesting date.

For the 2012 ESU grant, the performance multiplier was determined based on the guidelines in the table below. Relative TSR is calculated using the twenty-day volume weighted average share price at the end of the three-year performance period.

If TransCanada's relative TSR is	Then the performance multiplier is

At or below the 25th percentile of the ESU peer group (threshold)	0.50	We calculate the performance multiplier using a straight-line interpolation if performance is between:

At the 50th percentile of the ESU peer group (target)	1.00	• threshold and target, or • target and maximum

At or above the 75th percentile of the ESU peer group (maximum)	1.50

The Board may use its discretion to adjust the performance multiplier if it deems it appropriate based on market factors or other extraordinary circumstances (such as a transaction which would skew the performance of any peer group member). However, the Board uses its discretion sparingly because it seeks to maintain the objectivity of the TSR measurement.

For more details on the ESU payout, see Payout of 2012 executive share unit award on page 89.

New performance measures for the 2015 ESU grant have been approved. For more details on the 2015 ESU grant, see Program changes on page 72 and Long-term incentives on page 88.

TransCanada Management information circular 2015    81

Stock options
Shareholders first approved our stock option plan in 1995, and the most recent version of the plan was last approved by shareholders in 2013 when the number of shares reserved for issue was increased by 10,000,000. The plan is administered by the Human Resources committee, which is composed entirely of independent directors. Under the terms of the plan, the committee approves the granting of stock options to our executive-level employees, subject to the limitation that no participant can be awarded more than 20 per cent of the total number of stock options granted in a given year. In addition, the total number of shares that can be reserved for issuance to insiders, or issued to insiders within any one-year period, is limited to 10 per cent or less of our issued and outstanding shares.

Vesting
Stock options vest one third each year, beginning on the first anniversary of the grant date and have a seven-year term.

Executives are limited to trading TransCanada shares in four windows (known as open trading windows), which are designated annually. The open trading windows relate to the completion and disclosure of quarterly and annual financial reports. If the expiry date of a stock option does not fall during an open trading window, or falls within the first five days of an open trading window, the expiry date is extended to 10 business days after the next window opens. Similar extensions apply when there is a trading blackout imposed during one of the four open trading windows and stock options expire during the trading blackout.

Exercise price
The exercise price of an option is the closing market price of TransCanada shares on the TSX on the last trading day immediately preceding the grant date. Option holders only benefit if the market value of our shares exceeds the exercise price at the time they exercise the options.

Adjustments
The number of shares subject to an option will be adjusted under the terms of the plan when exercised if, before the exercise of any option:

•
the shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted, or
•
a stock dividend that is not in place of an ordinary course cash dividend is paid on the shares.

More about the stock option plan
Options cannot be transferred or assigned to another person. A personal representative can exercise options on behalf of the holder if he or she dies or is incapacitated.

The committee has the authority to suspend or discontinue the plan at any time without shareholder approval. Management does not have this right, and cannot make changes to the plan. The committee can recommend to the Board for approval certain amendments to the plan, or any stock option grant without shareholder approval, provided they are to:

•
clarify an item
•
correct an error or omission
•
change the vesting date of an existing grant, or
•
change the expiry date of an outstanding option to an earlier date.

The committee cannot make any amendments to the plan that adversely affect the holders' rights relating to any previously granted options without their consent.

According to the rules of the TSX, the plan requires certain amendments to be approved by shareholders, including:

•
increasing the number of shares available for issue under the plan
•
lowering the exercise price of a previously granted option
•
canceling and reissuing an option, or
•
extending the expiry date of an option.

82    TransCanada Management information circular 2015

The committee and the Board amended the stock option plan in February 2015 to allow for immediate vesting of stock options held by executives who have an executive employment agreement with TransCanada if the executive is terminated without cause or constructively dismissed within two years of a change of control ('double trigger'). Vesting of stock options upon a change of control was previously dealt with in the executive employment agreements. Dealing with accelerated vesting in the stock option plan will allow us to be responsive to changes in governance best practices. We also made a number of housekeeping amendments to the plan in February 2015. None of these amendments constitute an amendment under the plan or the rules of the TSX that require shareholder approval.

For more details on stock options, see Equity compensation plan information on page 102.

See the Compensation on termination table on page 105 for the effect of certain employment events on participants' entitlements under the plan.

Retirement benefits

Defined benefit plan
Our Canadian defined benefit (DB) plan includes a registered pension plan and a supplemental pension plan for eligible employees.

Participation in the DB plan is mandatory once an employee has 10 years of continuous service. All of the named executives participate in the DB plan.

Normal retirement for participants is when they turn 60, or between 55 and 60 if their age and years of continuous service add up to 85 points. The retirement benefit is calculated as follows:

Notes

•
Highest average earnings is the average of an employee's best 36 consecutive months of pensionable earnings in their last 15 years of employment. Pensionable earnings means an employee's base salary plus the annual short-term incentive award up to a pre-established maximum, expressed as a percentage of base salary. For 2014, this is 100 per cent for the CEO, and between 50 to 75 per cent for the other named executives. Pensionable earnings do not include any other forms of compensation.

•
YMPE is the Year's Maximum Pensionable Earnings under the Canada/Québec Pension Plan.

•
Final average YMPE is the average of the YMPE in effect for the latest calendar year from which earnings are included in Employees' highest average earnings calculation plus the two previous years.

•
Credited service is the employee's years of credited pensionable service in the plan. Registered DB plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada). As this is currently $2,819 for each year of credited service, participants cannot earn benefits in the registered plan on any compensation that is higher than approximately $176,000 per year.

Participants can retire between 55 and 60, but the benefit is reduced by 4.8 per cent per year for each year until they reach age 60 or 85 points, whichever is earlier. They can retire 10 years prior to normal retirement age, however the benefit is reduced by an actuarial equivalence from age 55.

Although our DB plan is non-contributory, participants can decide to make pension contributions to an enhancement account for buying ancillary or 'add on' benefits within the registered pension plan. The DB plan is integrated with the Canada/Québec Pension Plan benefits.

TransCanada Management information circular 2015    83

Supplemental pension plan
The DB pension plan uses a hold harmless approach, where the maximum amount allowed under the Income Tax Act (Canada) is paid from the registered pension plan and the remainder is paid from the supplemental pension plan. The supplemental pension plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada). Currently there are approximately 770 participants in the supplemental pension plan (with pensionable earnings exceeding approximately $176,000 per year) including the named executives.

Contributions to the fund are subject to Board approval, and are based on an actuarial valuation of the supplemental pension plan obligations each year.

Effective 2012, solely at the discretion of the Board, our funding practice for the supplemental pension plan was revised to align it generally with the registered pension plan wherein annual funding approximates current year service cost accruals and the five-year amortization of deficits.

The DB plan does not generally recognize past service, but the committee has used its discretion in the past to grant additional years of credited service to senior executives under the supplemental pension plan. See the Defined benefit pension plan table and footnotes on page 103 for details.

All pension plan participants, including our named executives, receive the normal form of pension when they retire:

•
monthly pension for life, and 60 per cent is paid to the spouse after the employee dies, or
•
if the employee is not married, the monthly pension is paid to the employee's beneficiary or estate for the balance of the 10 years, if the employee dies within 10 years of retirement.

Participants can choose a different form of payment, but must complete waivers, as required by law. Options include:

•
increasing the percentage of the pension value that continues after they die
•
adding a guarantee period to the pension, or
•
transferring the lump sum commuted value of the registered pension plan to a locked-in retirement account up to certain tax limits and the excess is paid in cash. Subject to company discretion, the supplemental pension plan commuted value may also be transferred and paid in cash.

Other benefits
All employees, including the named executives, receive other benefits such as traditional health and welfare programs that are based on competitive market practices and help to attract and retain talent.

Perquisites
Named executives receive a limited number of perquisites, including:

•
a flexible perquisite allowance of $4,500 that the executive can use at his or her discretion
•
a limited number of luncheon and/or recreational club memberships, based on business needs
•
a reserved parking space valued at $5,767, and
•
an annual car allowance of $18,000.

All perquisites provided to the named executives have a direct cost to TransCanada and are valued on this basis.

The committee also reviews the named executives' expenses and use of the corporate aircraft every year. The named executives can only use the corporate aircraft when it is integral to, and directly related to, performing their jobs.

84    TransCanada Management information circular 2015

COMPENSATION DECISIONS IN 2015
The Board's compensation decisions in 2015 included: base salary adjustments, short-term incentive awards for 2014 performance and long-term incentive awards based on their assessment of individual performance and to recognize potential contributions to TransCanada's future success. You can find more details in the Executive profiles starting on page 91.

The Board also determined the performance multiplier for the 2012 ESU award (see page 89 for details), and approved our 2015 annual corporate objectives which will serve as the basis for determining short-term incentive awards for 2015.

Base salary
Every year a market compensation review is conducted to align base salaries for executive positions within a competitive range of median base salary levels in our peer group. Two of our named executives received an increase to base salary to maintain competitiveness with our peer group and recognize proficiency in their roles. The average annual increase was 6.5 per cent.

Mr. Girling's base salary positioning against our peer group remained competitive at the existing 2014 level so no adjustment was made for 2015.

Base salary adjustments go into effect on March 1, 2015.

Short-term incentive
Short-term incentive awards were determined for 2014 based on each executive's target (expressed as a percentage of base salary) and performance against corporate, business/functional and individual objectives approved by the Board at the beginning of the year. Effective January 1, 2015, an increase to the target annual incentive was made for Ms. Hanrahan.

You can find more details in the executive profiles that follow.

TransCanada Management information circular 2015    85

Corporate performance
The following summarizes our corporate performance against annual objectives.

You can find definitions of these terms and more information about our financial and business performance in our 2014 MD&A on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

	2014 target	2014 result	Rating (0-2.0)	Weighting	Factor

1. Maximized 2014 financial performance

Comparable earnings per share	$2.30-$2.40	$2.42

Funds generated from operations (millions)	$4,116-$4,187	$4,268	1.3	40%	0.52

2. Maximized and maintained financial and organizational capacity and flexibility Maximized the full life value of our infrastructure assets and commercial positions

Safety and integrity	Top quartile	Exceeded	1.5	10%	0.15

Compliance	No material issues	Met

People	Various targets	Met

Systems	ERP implementation	Exceeded

Credit rating	"A" grade stable	Met	1.4	20%	0.28

Long-term risks reduced	Gas pipeline restructuring	Exceeded

Asset availability	Various targets	Met

3. Commercially developed and physically executed new asset investment programs

Major projects	On time, on budget	Met

Keystone XL permit	Obtained	Not met	1.0	20%	0.20

Energy East	Regulatory filing	Met

4. Cultivated a focused portfolio of high quality development opportunities

New projects secured	$2.5 billion	$6.6 billion	1.6	10%	0.16

Overall Corporate factor (1. + 2. + 3. + 4.)				100%	1.3

Notes

•
Reported Net income per share was $2.46. To calculate Comparable earnings per share, the Board excluded the impact of gains and losses on asset sales, restructuring, and mark-to-market adjustments totalling $0.04.

•
We calculate both Net income per share and Comparable earnings per share based on the weighted average number of our shares outstanding (708 million in 2014).

•
Funds generated from operations is a non-GAAP measure and does not have any standardized meaning as prescribed by U.S. GAAP (see Appendix B for more information).

The Board approved a Corporate factor of 1.3, as calculated above, which is above target level performance and reflects overall strong performance on financial, operational, safety and growth objectives. The Corporate factor was used in determining the 2014 annual incentive awards for all employees.

86    TransCanada Management information circular 2015

The following provides context for the performance ratings in the table above:

Key Performance Areas	2014 Results

Maximized 2014 financial performance	• Comparable earnings per share and funds generated from operations were higher than target as a result of higher liquids volumes, Eastern power prices, and contract revenues recognized from the Tamazanchale extension, partially offset by higher interest costs.

• In determining the financial performance rating, the Board excluded the impact of gains and losses on asset sales, restructuring, and mark-to-market adjustments totaling $0.04, which were included in total earnings per share.

Maximized and maintained financial and organizational capacity and flexibility Maximized the full life value of our infrastructure assets and commercial positions	• We achieved excellent results on our safety measures for both our employees and contractors, marking a significant improvement in several categories over our 2013 performance.
•  We hired over 900 new employees to continue to build our capability to operate and grow our assets.
•  We raised $2.5 billion in capital on compelling terms. We prudently managed our capital structure to preserve our solid credit ratings. A strong balance sheet and access to capital markets is critical to our ability to execute our growth portfolio.
•  We received National Energy Board approval for our 2015 – 2030 Tolls and Tariff Application, providing stability and sustainability of our Canadian Mainline for years to come.
•  We secured new long-term contracts on our ANR system which will result in a sustainable increase in revenues for this business.
• Asset performance met or exceeded targets.

Commercially developed and physically executed new asset investment programs Cultivated a focused portfolio of high quality development opportunities	• We completed and put into service $3.8 billion of new assets.
•  We filed regulatory applications with the National Energy Board for the $12 billion Energy East Pipeline project.
•  We received Environmental Assessment Certificates for Coastal GasLink and Prince Rupert Gas Transmission projects.
•  We received our permit to allowing us to begin construction of the Napanee Generating Station.
•  We continue to wait for issuance of the permit to begin construction of Keystone XL.
• Notable progress was made in 2014 on our industry-leading portfolio of commercially secured projects, which now totals $46 billion and includes $12 billion in small to medium-sized projects that are expected to drive earnings and cash flow growth as they come on stream through 2017. We captured approximately $7 billion in new pipeline opportunities throughout the year and advanced several key projects through the permitting phases and into construction.

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Long-term incentives
Long-term incentives were awarded in 2015 based on median market levels and assessments by the Board and committee of each named executive's individual performance and potential to contribute to TransCanada's future success.

The awards were allocated 50 per cent each to ESUs and stock options.

Executive share units
The committee and the Board approved a 2015 ESU grant as follows:

Performance measure	Weighting	Measurement period

Relative TSR against the S&P/TSX 60	25%
Relative TSR against the ESU peer group	25%	January 1, 2015 to December 31, 2017
Earnings per share	50%

Our peer group for relative TSR consists of a group of publicly-traded peer companies that represents investment opportunities for equity investors seeking exposure to the North American energy infrastructure sector.

2015 ESU grant peer group for relative TSR

AltaGas Ltd. Canadian Utilities Ltd. Centerpoint Energy Inc. Dominion Resources Inc. Emera Inc.	Enbridge Inc. Enterprise Products Partners LP Fortis Inc. Inter Pipeline Ltd. Kinder Morgan Inc.	Pembina Pipeline Corp. Sempra Energy Spectra Energy Corporation Veresen Inc. Williams Companies Inc.

You can find more information about our ESU plan on page 81.

Stock options
The committee and Board approved a February 19, 2015 grant of stock options at an exercise price of $56.58. They reviewed the valuation prepared by management's independent consultant when determining the number of stock options to grant to our named executives and used the following key assumptions to determine the option fair value:

•
an 18 per cent volatility of the underlying shares (blend of historic and implied volatility)
•
a dividend yield of 3.7 per cent
•
a risk-free interest rate of 1.13 per cent, and
•
an expected life of 5.8 years based on historical data on exercising options.

You can find more information about our stock option valuation on page 98.

88    TransCanada Management information circular 2015

PAYOUT OF 2012 EXECUTIVE SHARE UNIT AWARD

Performance multiplier
The ESU award granted in 2012 vested on December 31, 2014, and will be paid in March 2015. This award provided for a performance multiplier from 0 to 1.5 based on the Board's assessment of how well we performed against pre-established targets over the course of the three-year period. ESU payouts were calculated using a performance multiplier of 0.93, based on the Board's consideration of the following result:

		Performance level targets for 2012 ESU award

Measure	Period	Threshold	Target	Maximum	Actual performance	Multiplier

Relative TSR against the peer group (see below)	January 2012 to December 2014	at or below the 25th percentile	50th percentile	at least the 75th percentile	P47	0.93

Notes

•
Relative TSR is calculated using $54.64, the twenty-day volume weighted average closing price of TransCanada shares on the TSX at December 31, 2014.

Our peer group for relative TSR for the 2012 ESU award consisted of a group of publicly-traded peer companies that represented investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sector.

Peer group for relative TSR

Canadian Utilities Ltd.	Enbridge Inc.	Sempra Energy
Dominion Resources Inc.	Entergy Corporation	Southern Company
DTE Energy Company	Exelon Corporation	Spectra Energy Corporation
Duke Energy Corporation	Fortis Inc.	TransAlta Corporation
Emera Inc.	PG&E Corporation	Xcel Energy Inc.

Our valuation price for the 2012 grant over the performance period increased from $44.23 at the beginning of 2012 to $54.64 at the end of 2014 (the 20-day volume weighted average closing share price). Our absolute TSR performance was 37.46 per cent.

Over the three-year period our shares continued to trade at a premium to many of our peers and our valuation improved. However, our TSR was at about the median of our peer group (47th percentile) primarily due to higher dividend growth rates of some of our peers.

TransCanada Management information circular 2015    89

Awards to named executives
The table below is a summary of the details of the original 2012 ESU award and the amount paid to each named executive when the award vested at the end of 2014.

	2012 ESU award		2012 ESU payout

	Number of ESUs granted	Value of ESU award ($)	Number of ESUs vesting (includes dividend equivalents to December 31, 2014)	Performance multiplier	Value of ESU payout ($)	% of original award

Russell K. Girling	57,200.995	2,530,000	64,135.869		3,259,077

Donald R. Marchand	11,700.203	517,500	13,118.693		666,629

Alexander J. Pourbaix	25,943.929	1,147,500	29,089.288	0.93	1,478,178	129%

Karl Johannson	7,988.537	353,333	8,957.044		455,154

Wendy L. Hanrahan	5,934.886	262,500	6,654.407		338,145

Notes

•
Number of ESUs granted is the value of the ESU award divided by the valuation price of $44.23 (the volume-weighted average closing price of TransCanada shares on the TSX for the five trading days immediately prior to and including the grant date (January 1, 2012)).

•
Number of ESUs vesting includes an equivalent number of units for the final dividend that is declared as of December 31 but which has not been paid at the vesting date. The final dividend value is awarded in cash and has been converted to units and is reflected under Number of ESUs vesting.

•
Value of ESU payout is calculated using the valuation price of $54.64 (the volume-weighted average closing price of TransCanada shares on the TSX for the twenty trading days immediately prior to and including the vesting date (December 31, 2014)).

EXECUTIVE PROFILES
This next section profiles each of the named executives, including their key results in 2014, details of their compensation for 2014 and the two previous fiscal years, and their share ownership as at December 31, 2014.

Base salary and long-term incentive awards for 2015 are also summarized for the named executives.

90    TransCanada Management information circular 2015

Russell K. Girling

 PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Girling is responsible for our overall leadership and vision in developing with our Board our strategic direction, values and business plans. This includes overall responsibility for operating and growing our business while managing risk to create long-term sustainable value for our shareholders.

2014 Key results

•
Strong financial results with record earnings
•
Secured approximately $7 billion of contracted rate-regulated new infrastructure projects that support future growth
•
Canadian and U.S. gas pipeline restructuring to support long-term profitability of these assets
•
Advanced development of major projects including Energy East and West Coast LNG pipelines
•
Provided visible leadership consistent with TransCanada's values

•
Mr. Girling's short-term incentive award is based on a combination of corporate performance (75 per cent) and personal objectives and leadership (25 per cent).
•
The short-term incentive award for 2014 performance was based on Mr. Girling's target of 100 per cent of base salary.
•
Mr. Girling's 2014 short-term and long-term incentive awards as a percentage of 2014 base salary were 130 per cent and 375 per cent, respectively.

Compensation (as at December 31)	2014	2013	2012

Fixed

Base salary	$1,300,000	$1,300,000	$1,300,000

Variable

Short-term incentive	1,690,000	1,950,000	1,200,000

Long-term incentive

ESUs	2,437,500	3,000,000	2,530,000

Stock options	2,437,500	2,200,000	2,070,000

Total direct compensation	$7,865,000	$8,450,000	$7,100,000

Change from last year	-7%	19%	–

2014 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

4x	$5,200,000	$7,415,140	$2,600,000	$10,015,140	7.7x

2015 Compensation (as at March 1)

Fixed

Base salary	$1,300,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$2,800,000	50%

Stock options	$2,800,000	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $54.64 for TransCanada shares as at December 31, 2014.

TransCanada Management information circular 2015    91

Donald R. Marchand EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER Mr. Marchand is responsible for financial reporting, taxation, finance, treasury, risk management and investor relations.

2014 Key results

•
Maintained "A" grade credit rating
•
Completed $2.5 billion of financing on favorable terms
•
Maintained excellent communication with bondholders and shareholders
•
Oversaw strong financial control environment

•
Mr. Marchand's short-term incentive award is based on a combination of corporate performance (50 per cent) and functional unit performance, personal objectives and leadership (50 per cent).
•
The short-term incentive award for 2014 performance was based on Mr. Marchand's target of 65 per cent of base salary.
•
Mr. Marchand's 2014 short-term and long-term incentive awards as a percentage of 2014 base salary were 88 per cent and 325 per cent, respectively.

Compensation (as at December 31)	2014	2013	2012

Fixed

Base salary	$530,000	$515,000	$460,000

Variable

Short-term incentive	465,100	525,000	460,000

Long-term incentive

ESUs	861,250	708,131	517,500

Stock options	861,250	708,130	517,500

Total direct compensation	$2,717,600	$2,456,261	$1,955,000

Change from last year	11%	26%	–

2014 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

2x	$1,060,000	$746,382	$530,000	$1,276,382	2.4x

2015 Compensation (as at March 1)

Fixed

Base salary	$575,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$934,375	50%

Stock options	$934,375	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $54.64 for TransCanada shares as at December 31, 2014.

92    TransCanada Management information circular 2015

Alexander J. Pourbaix

 EXECUTIVE VICE-PRESIDENT AND PRESIDENT, DEVELOPMENT

Mr. Pourbaix is responsible for leading and executing on all of our growth initiatives. Mr. Pourbaix is also accountable for corporate development activities, capital allocation within the company and corporate strategy.

2014 Key results

•
Fostered safety culture in Major Projects, top decile performance compared to industry
•
$3.8 billion of new assets constructed and put into service
•
Advanced major projects, including Energy East and West Coast LNG
•
Executed $517 million in asset sales, drop downs and at-the-market equity issuances

•
Mr. Pourbaix's short-term incentive award is based on a combination of corporate performance (50 per cent) and business unit performance, personal objectives and leadership (50 per cent).
•
The short-term incentive award for 2014 performance was based on Mr. Pourbaix's target of 75 per cent of base salary.
•
Mr. Pourbaix's 2014 short-term and long-term incentive awards as a percentage of 2014 base salary were 101 per cent and 350 per cent, respectively.

Compensation (as at December 31)	2014	2013	2012

Fixed

Base salary	$800,000	$780,000	$765,000

Variable

Short-term incentive	810,050	975,000	800,000

Long-term incentive

ESUs	1,400,000	1,267,500	1,147,500

Stock options	1,400,000	1,267,500	1,147,500

Total direct compensation	$4,410,050	$4,290,000	$3,860,000

Change from last year	3%	11%	–

2014 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

2x	$1,600,000	$2,647,472	$800,000	$3,447,472	4.3x

2015 Compensation (as at March 1)

Fixed

Base salary	$800,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$1,600,000	50%

Stock options	$1,600,000	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $54.64 for TransCanada shares as at December 31, 2014.

TransCanada Management information circular 2015    93

Karl Johannson

 EXECUTIVE VICE-PRESIDENT AND PRESIDENT, NATURAL GAS PIPELINES

Mr. Johannson is responsible for our natural gas pipeline and regulated natural gas storage businesses in Canada, the United States and Mexico.

2014 Key results

•
Strong 2014 financial performance
•
Canadian Mainline LDC settlement approved as filed, enabling long-term stability for the system
•
Long-term restructuring of ANR pipeline resulting in sustainable earnings stream
•
Approximately $7 billion of strategic low-risk, growth projects

•
Mr. Johannson's short-term incentive award is based on a combination of corporate performance (50 per cent) and business unit performance, personal objectives and leadership (50 per cent).
•
The short-term incentive award for 2014 performance was based on Mr. Johannson's target of 65 per cent of base salary.
•
Mr. Johannson's 2014 short-term and long-term incentive awards as a percentage of 2014 base salary were 94 per cent and 275 per cent, respectively.

Compensation (as at December 31)*	2014	2013	2012

Fixed

Base salary	$550,000	$475,000	$465,000

Variable

Short-term incentive	518,400	500,000	405,000

Long-term incentive

ESUs	756,250	558,135	353,333

Stock options	756,250	558,134	426,667

Total direct compensation	$2,580,900	$2,091,269	$1,650,000

Change from last year	23%	27%	–

* Mr. Johannson was appointed Executive Vice-President and President, Natural Gas Pipelines on November 1, 2012. Year-over-year increases in Total direct compensation reflect development in his role as well as performance. Additionally, in recognition of his appointment in 2012, the Human Resources committee and Board increased Mr. Johannson's annual base salary rate from $365,000 to $465,000 and awarded him a special grant of stock options valued at $250,000.

2014 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

2x	$1,100,000	$1,361,847	$550,000	$1,911,847	3.5x

2015 Compensation (as at March 1)

Fixed

Base salary	$575,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$862,500	50%

Stock options	$862,500	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $54.64 for TransCanada shares as at December 31, 2014.

94    TransCanada Management information circular 2015

Wendy L. Hanrahan EXECUTIVE VICE-PRESIDENT, CORPORATE SERVICES Ms. Hanrahan is responsible for human resources, business process integration, information systems, aviation and facilities services.

2014 Key results

•
Successful implementation of company-wide ERP system
•
Leadership on corporate initiatives including cost management
•
Implemented intensified executive development and succession planning programs

•
Ms. Hanrahan's short-term incentive award is based on a combination of corporate performance (50 per cent) and functional unit performance, personal objectives and leadership (50 per cent).
•
The short-term incentive award for 2014 performance was based on Ms. Hanrahan's target of 50 per cent of base salary.
•
Ms. Hanrahan's 2014 short-term and long-term incentive awards as a percentage of 2014 base salary were 65 per cent and 250 per cent, respectively.

Compensation (as at December 31)*	2014	2013	2012

Fixed

Base salary	$475,000	$425,000	$350,000

Variable

Short-term incentive	308,800	350,000	236,300

Long-term incentive

ESUs	593,750	499,380	262,500

Stock options	593,750	499,379	262,500

Total direct compensation	$1,971,300	$1,773,759	$1,111,300

Change from last year	11%	60%	–

* Ms. Hanrahan was appointed Executive Vice-President, Corporate Services on May 1, 2011. Year-over-year increases in Total direct compensation reflect development in her role as well as performance.

2014 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

2x	$950,000	$668,302	$475,000	$1,143,302	2.4x

2015 Compensation (as at March 1)

Fixed

Base salary	$475,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$593,750	50%

Stock options	$593,750	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $54.64 for TransCanada shares as at December 31, 2014.

TransCanada Management information circular 2015    95

Executive compensation – 2014 details

All amounts are in Canadian dollars, unless otherwise indicated.

SUMMARY COMPENSATION TABLE
The table below is a summary of the compensation received by our named executives for the last three fiscal years ended December 31, 2014, 2013 and 2012.

					Non-equity incentive plan compensation

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)

Russell K. Girling	2014	1,300,008	2,437,500	2,437,500	1,690,000	0	224,000	13,000	8,102,008
President &	2013	1,300,008	3,000,000	2,200,000	1,950,000	0	217,000	33,001	8,700,009
Chief Executive Officer	2012	1,266,674	2,530,000	2,070,000	1,200,000	0	1,592,000	20,640	8,679,314

Donald R. Marchand	2014	527,504	861,250	861,250	465,100	0	165,000	23,102	2,903,206
Executive Vice-President &	2013	505,838	708,131	708,130	525,000	0	476,000	6,717	2,929,816
Chief Financial Officer	2012	451,674	517,500	517,500	460,000	0	356,000	86,784	2,389,458

Alexander J. Pourbaix	2014	796,670	1,400,000	1,400,000	810,050	0	725,000	19,967	5,151,687
Executive Vice-President &	2013	777,500	1,267,500	1,267,500	975,000	0	204,000	52,775	4,544,275
President, Development	2012	760,834	1,147,500	1,147,500	800,000	0	227,000	50,908	4,133,742

Karl Johannson	2014	537,508	756,250	756,250	518,400	0	580,000	43,741	3,192,149
Executive Vice-President &	2013	473,340	558,135	558,134	500,000	0	142,000	8,310	2,239,919
President, Natural Gas Pipelines	2012	380,836	353,333	426,667	405,000	0	979,000	104,914	2,649,750

Wendy L. Hanrahan	2014	466,674	593,750	593,750	308,800	0	353,000	4,667	2,320,641
Executive Vice-President,	2013	412,504	499,380	499,379	350,000	0	527,000	4,125	2,292,388
Corporate Services	2012	340,004	262,500	262,500	236,300	0	358,000	6,749	1,466,053

Notes

•
Mr. Johannson was appointed Executive Vice-President and President, Natural Gas Pipelines on November 1, 2012. Amounts shown for 2012 include compensation earned for two months in his new position and 10 months in his previous position as Senior Vice-President, Canadian and Eastern U.S. Gas Pipelines.

•
Salary is the actual base salary earned during each of the three years.

•
Share-based awards is the long-term incentive compensation that was awarded as ESUs. The number of ESUs granted is the value of the ESU award divided by the volume-weighted average closing price of TransCanada shares for the five trading days immediately prior to and including the grant date: $48.55 in 2014, $46.98 in 2013 and $44.23 in 2012.

•
Option-based awards is the long-term incentive compensation that was awarded as stock options. The exercise price is the closing market price of TransCanada shares on the TSX on the trading day immediately prior to the grant date: $49.03 in 2014, $47.09 in 2013 and $41.95 in 2012. See Stock option valuation below for more information about the methodology.

To recognize Mr. Johannson's appointment as Executive Vice-President and President, Natural Gas Pipelines on November 1, 2012, the Board awarded him a special grant of 48,450 stock options on November 2, 2012, valued at $250,000 with an exercise price of $45.29.

•
Annual incentive plans is the short-term incentive award, paid as an annual cash bonus and attributable to the noted financial year. Payments are made in the first quarter of the following year.

•
There are no long-term non-equity incentive plans.

•
Pension value includes the annual compensatory value from the DB pension plan. The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2014, plus compensation changes that were higher or lower than the base salary assumptions, and plan changes. See Retirement benefits below for more information.

96    TransCanada Management information circular 2015

•
All other compensation includes other compensation not reported in any other column for each named executive and includes:
•
payments to the named executives by any of our subsidiaries and affiliates (including directors' fees paid by affiliates and amounts paid for serving on management committees of entities that we hold an interest in). These include:
	2014	2013	2012

Mr. Pourbaix	$12,000	$45,000	$43,500

  •
  matching contributions we made on behalf of the named executives under the employee stock savings plan:
	2014	2013	2012

Mr. Girling	$13,000	$13,000	$12,178
Mr. Marchand	5,275	5,058	4,395
Mr. Pourbaix	7,967	7,775	7,408
Mr. Johannson	5,375	4,733	3,660
Ms. Hanrahan	4,667	4,125	3,354

  •
  cash payments if the named executive elected to receive payment in lieu of vacation entitlement from the previous year:
	2014	2013	2012

Mr. Girling	$–	$20,001	$8,462
Mr. Marchand	17,827	1,659	7,096
Mr. Pourbaix	–	–	–
Mr. Johannson	38,366	3,577	12,462
Ms. Hanrahan	–	–	3,395

•
Perquisites in 2014 and 2013 are not included because they are less than $50,000 and 10 per cent of each named executive's total base salary. Perquisites for Mr. Marchand and Mr. Johannson in 2012 exceeded this threshold. They included:

  •
  Mr. Marchand: a flexible perquisite allowance of $4,500, luncheon and club membership annual dues of $4,164, a reserved parking space valued at $5,628, a car allowance of $18,000 and a golf club share purchase of $43,000.

  •
  Mr. Johannson: a flexible perquisite allowance of $4,500, luncheon and club membership annual dues of $5,098, a reserved parking space valued at $5,628, a car allowance of $11,000, a residual value for a lease that expired under our discontinued executive auto lease program of $2,191 and a golf club share purchase of $60,375.

TransCanada Management information circular 2015    97

Additional notes to the summary compensation table

Stock option valuation
The amount under Option-based awards is calculated using the grant date fair value of the stock option award, as determined by the committee.

The committee and Board have approved the Binomial valuation model as the methodology to determine stock option awards. The Binomial valuation model is a generally accepted valuation method for stock options. The Binomial valuation model is used to calculate TransCanada's accounting value, which we use for both compensation and financial reporting purposes. Each year, the committee and Board review the valuation as prepared by management's independent consultant. The value takes into account the historic and implied volatility of the underlying shares, dividend yield, risk-free interest rate, option term, vesting period, and expected life based on historical stock option exercise activity for TransCanada plan participants.

The table below is a summary of the final compensation value using the Binomial valuation model for the stock option awards granted in 2014, 2013 and 2012:

Grant date	Exercise price ($)	Compensation value of each stock option ($)

February 25, 2014	$49.03	$5.54

February 15, 2013	47.09	5.74

November 2, 2012	45.29	5.16

February 17, 2012	41.95	5.37

Total option exercises in 2014 (supplemental table)
The table below shows for each named executive:

•
the number of stock options exercised in 2014, and
•
the total value they realized when the options were exercised.

	Total stock options exercised (#)	Total value realized ($)

Russell K. Girling	–	$–

Donald R. Marchand	47,218	980,898

Alexander J. Pourbaix	62,928	1,163,711

Karl Johannson	11,740	222,088

Wendy L. Hanrahan	18,669	279,398

98    TransCanada Management information circular 2015

INCENTIVE PLAN AWARDS

Outstanding option-based and share-based awards
The table below shows all outstanding option-based and share-based awards previously granted to the named executives that were still outstanding at the end of 2014. Year-end values are based on $57.10, the closing price of TransCanada shares on the TSX at December 31, 2014.

	Option-based awards				Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Russell K. Girling	83,857	39.75	25-Feb-2015	1,454,919	120,822	3,449,454	–
	100,000	31.97	23-Feb-2016	2,513,000
	100,000	31.93	14-Sep-2016	2,517,000
	133,080	35.08	26-Feb-2017	2,930,422
	100,000	36.90	16-Jun-2017	2,020,000
	158,172	37.93	18-Feb-2018	3,032,157
	385,475	41.95	17-Feb-2019	5,839,946
	383,275	47.09	15-Feb-2020	3,836,583
	439,982	49.03	25-Feb-2021	3,550,655

Donald R. Marchand	47,500	36.26	29-Jul-2017	989,900	34,621	988,425	–
	30,756	37.93	18-Feb-2018	589,593
	96,369	41.95	17-Feb-2019	1,459,990
	123,368	47.09	15-Feb-2020	1,234,914
	155,460	49.03	25-Feb-2021	1,254,562

Alexander J. Pourbaix	20,929	39.75	25-Feb-2015	363,118	58,947	1,682,941	–
	100,000	31.97	23-Feb-2016	2,513,000
	95,057	35.08	26-Feb-2017	2,093,155
	27,500	36.26	29-Jul-2017	573,100
	97,540	37.93	18-Feb-2018	1,869,842
	213,687	41.95	17-Feb-2019	3,237,358
	220,819	47.09	15-Feb-2020	2,210,398
	252,708	49.03	25-Feb-2021	2,039,354

Karl Johannson	18,000	31.97	23-Feb-2016	452,340	28,940	826,237	–
	19,011	35.08	26-Feb-2017	418,622
	18,348	37.93	18-Feb-2018	351,731
	32,899	41.95	17-Feb-2019	498,420
	48,450	45.29	02-Nov-2019	572,195
	97,236	47.09	15-Feb-2020	973,332
	136,507	49.03	25-Feb-2021	1,101,611

Wendy L. Hanrahan	9,000	31.97	23-Feb-2016	226,170	24,124	688,752	–
	9,886	35.08	26-Feb-2017	217,690
	10,193	37.93	18-Feb-2018	195,400
	24,000	41.65	04-May-2018	370,800
	48,883	41.95	17-Feb-2019	740,577
	87,000	47.09	15-Feb-2020	870,870
	107,175	49.03	25-Feb-2021	864,902

TransCanada Management information circular 2015    99

Notes

•
Value of unexercised in-the-money options is based on outstanding vested and unvested stock options and the difference between the option exercise price and year-end closing price of our shares.

•
Number of shares or units of shares that have not vested includes the amount of the grant, plus reinvested units earned as dividend equivalents of all outstanding ESUs as at December 31, 2014.

•
Market or payout value of share-based awards that have not vested is the minimum payout value of all outstanding ESUs as at December 31, 2014. The value is calculated by multiplying 50 per cent of the number of units that have not vested by the year-end closing price of our shares.

•
No value is shown for Market or payout value of vested share-based awards not paid out or distributed. The ESU award granted in 2012 vested on December 31, 2014, and will be paid in March 2015. These awards are shown in the next table.

Incentive plan awards – value vested during the year
The table below shows the total value of all option-based and share-based awards previously granted to the named executives that vested in 2014. It also shows the total amount they earned from non-equity incentive plan awards in 2014.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)

Russell K. Girling	1,952,905	3,259,077	1,690,000

Donald R. Marchand	477,785	666,629	465,100

Alexander J. Pourbaix	1,128,588	1,478,178	810,050

Karl Johannson	399,370	455,154	518,400

Wendy L. Hanrahan	317,497	338,145	308,800

Notes

•
Option-based awards is the total value the named executives would have realized if they had exercised the stock options on the vesting date.

•
Share-based awards is the payout values of the 2012 ESU awards for the named executives. See the Payout of 2012 executive share unit award section for more information.

•
Non-equity incentive plan compensation is the short-term incentive award for 2014. This amount is shown under Annual incentive plans in the Summary compensation table on page 96.

100    TransCanada Management information circular 2015

Value of outstanding options at vesting (supplemental table)
The next table shows the details by grant for calculating the total value of the option-based awards in the table above. Stock options vest one third each year, beginning on the first anniversary of the grant date. The share price on vesting date is the closing price for TransCanada shares on the TSX on the vesting date or the first trading day following that date.

Name	Grant date	Total number of securities under options granted (#)	Option exercise price ($)	Number of options that vested during the year (#)	Share price on vesting date ($)	Value at vesting ($)

Russell K. Girling	15-Feb-2013	383,275	47.09	127,758	49.71	334,726
	17-Feb-2012	385,475	41.95	128,491	49.71	997,090
	18-Feb-2011	158,172	37.93	52,724	49.71	621,089

Donald R. Marchand	15-Feb-2013	123,368	47.09	41,123	49.71	107,742
	17-Feb-2012	96,369	41.95	32,123	49.71	249,274
	18-Feb-2011	30,756	37.93	10,252	49.71	120,769

Alexander J. Pourbaix	15-Feb-2013	220,819	47.09	73,606	49.71	192,848
	17-Feb-2012	213,687	41.95	71,229	49.71	552,737
	18-Feb-2011	97,540	37.93	32,513	49.71	383,003

Karl Johannson	15-Feb-2013	97,236	47.09	32,412	49.71	84,919
	2-Nov-2012	48,450	45.29	16,150	55.03	157,301
	17-Feb-2012	32,899	41.95	10,967	49.71	85,104
	18-Feb-2011	18,348	37.93	6,116	49.71	72,046

Wendy L. Hanrahan	15-Feb-2013	87,000	47.09	29,000	49.71	75,980
	17-Feb-2012	48,883	41.95	16,295	49.71	126,449
	4-May-2011	24,000	41.65	8,000	51.03	75,040
	18-Feb-2011	10,193	37.93	3,398	49.71	40,028

TransCanada Management information circular 2015    101

EQUITY COMPENSATION PLAN INFORMATION

Securities authorized for issue under equity compensation plans
The table below shows the:

•
number of shares to be issued under the stock option plan when outstanding options are exercised
•
weighted average exercise price of the outstanding options, and
•
number of shares available for future issue under the option plan.

at December 31, 2014 Plan category	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)

Equity compensation plans approved by security holders	8,464,305	43.17	8,215,001

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	8,464,305	43.17	8,215,001

Stock option grants as a percentage of outstanding shares

					Dilution	Overhang	Burn rate

Effective date	Total number of shares outstanding (A)	Total number of options outstanding (B)	Total reserve (C)	Total options granted during year (D)	Options outstanding as a % of shares outstanding (B / A)	% of stock options outstanding plus total reserve divided by total shares outstanding ((B + C) / A)	Grant as a % of shares outstanding (D / A)

Dec. 31, 2012	705,461,386	7,434,426	2,446,489	1,978,458	1.05	1.40	0.28

Dec. 31, 2013	707,441,313	7,393,698	10,507,290	1,939,199	1.05	2.53	0.27

Dec. 31, 2014	708,662,996	8,464,305	8,215,001	2,292,289	1.05	2.35	0.32

Mar. 2, 2015	708,896,963	10,437,993	6,000,973	2,214,028	1.47	2.32	0.31

102    TransCanada Management information circular 2015

RETIREMENT BENEFITS
All of the named executives participate in our DB plan. The table below shows their benefits under the DB plan.

Defined benefit pension plan

at December 31, 2014		Annual benefits

Name	Number of years of credited service	At year end ($)	At age 65 ($)	Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)

Russell K. Girling	19.00	815,000	1,356,000	10,962,000	224,000	2,424,000	13,610,000

Donald R. Marchand	20.92	277,000	443,000	3,982,000	165,000	878,000	5,025,000

Alexander J. Pourbaix	19.00	398,000	731,000	5,165,000	725,000	1,385,000	7,275,000

Karl Johannson	19.00	218,000	350,000	3,395,000	580,000	805,000	4,780,000

Wendy L. Hanrahan	19.24	188,000	270,000	2,867,000	353,000	614,000	3,834,000

Notes

•
In 2004, the committee approved arrangements for Mr. Girling, Mr. Pourbaix and Mr. Johannson to receive additional credited service to recognize their high potential and to retain them as employees. The credited service was received for years when they were not formally enrolled in the pension plan, but were employees of TransCanada. They each received an additional three years of credited service on September 8, 2007 after maintaining continuous employment with us of the same duration. The additional credited service is recognized only in the supplemental pension plan for earnings exceeding the maximum set under the Income Tax Act (Canada).

•
Annual benefits at year end is the annual lifetime benefit payable at age 60, based on the years of credited service and the actual pensionable earnings history, as of December 31, 2014.

•
Annual benefits at age 65 is the annual lifetime benefit payable at age 65, based on the years of credited service at age 65 and the actual pensionable earnings history, as of December 31, 2014.

•
Opening and closing present value of defined benefit obligation is at December 31, 2013 and December 31, 2014, respectively. It represents actuarial assumptions and methods that are consistent with those used for calculating the pension obligations disclosed in our 2013 and 2014 consolidated financial statements. These assumptions reflect our best estimate of future events, and the values in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

•
Compensatory change in the present value of the obligation includes the service cost to TransCanada in 2014, plus compensation changes that were higher or lower than the base salary assumption, and plan changes.

•
Non-compensatory change in the present value of the obligation includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.

Accrued pension obligations
Our accrued obligation for the supplemental pension plan was approximately $343 million at December 31, 2014. The current service costs were approximately $7 million and the interest costs were approximately $15 million for a total of $22 million.

The accrued pension obligation is calculated using the method prescribed by U.S. GAAP and is based on management's best estimate of future events that affect the cost of pensions, including assumptions about future base salary adjustments and short-term incentive awards.

You can find more information about the accrued obligations and assumptions in Note 22 Employee post-retirement benefits to our 2014 consolidated financial statements, which are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

TransCanada Management information circular 2015    103

TERMINATION AND CHANGE OF CONTROL

Termination
We have an employment agreement with each named executive that outlines the terms and conditions that apply if the executive leaves TransCanada. The table on the following page is a summary of the material terms and provisions if the executive resigns, is terminated, retires or dies. These do not apply when there is a change of control.

The general terms and provisions of ESUs are discussed under each event, however, the committee can use its discretion to decide how to treat unvested ESUs upon termination for executives who have an employment agreement. Each employment agreement includes a non-competition provision that applies for 12 months following the executive's separation date.

Like all other employees, the named executives are eligible for retiree benefits if they are 55 or older with 10 or more years of continuous service on the separation date. Retiree benefits include:

•
a health spending account that can be used to pay for eligible health and dental expenses and/or to purchase private health insurance
•
a security plan that provides a safety net if there are significant medical expenses, and
•
life insurance that provides a death benefit of $10,000 to a designated beneficiary.

The employee stock plan, spousal and dependent life insurance, accident insurance and disability insurance end at the separation date.

104    TransCanada Management information circular 2015

Compensation on termination
The table below shows how each named executive's compensation is treated if he or she leaves TransCanada.

Base salary	Resignation	Payments end.

	Termination without cause	Severance allowance includes a lump-sum payment of the base salary as of the separation date multiplied by the notice period.

Termination with cause

	Retirement	Payments end.

Death

Short-term incentive	Resignation	Not paid.

	Termination without cause	Year of separation: Equals the average bonus pro-rated by the number of months in the current year prior to the separation date.
Years after separation: Equals the average bonus multiplied by the notice period.

	Termination with cause	Not paid.

	Retirement	Year of separation: Equals the average bonus pro-rated by the number of months in the

	Death	current year prior to the separation date.

ESUs	Resignation	Vested units are paid out; unvested units are forfeited.

	Termination without cause	Vested units are paid out.
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.

	Termination with cause	Vested units are paid out, unvested units are forfeited.

	Retirement	Vested units are paid out. Unvested units continue to vest and the value is assessed at the end of the term. The award is pro-rated for the period of employment up to the retirement date.

	Death	Vested units are paid out.
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.

Stock options	Resignation	Grants after January 1, 2010
Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Grants before 2010
Outstanding stock options continue to vest for six months from the separation date and must be exercised by their expiry date or six months from the separation date (whichever is earlier).

	Termination without cause	Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of the notice period.

	Termination with cause	Grants after January 1, 2010
Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Grants before 2010
Outstanding stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).

TransCanada Management information circular 2015    105

Stock options (continued)	Retirement	Grants after January 1, 2012
Outstanding stock options continue to vest and must be exercised by their expiry date or three years from the separation date (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the options.
Grants before 2012 Outstanding stock options vest immediately and must be exercised by their expiry date or three years from the separation date (whichever is earlier).

	Death	Outstanding stock options vest immediately and must be exercised by their expiry date or the first anniversary of death (whichever is earlier).

Pension	Resignation

	Termination without cause	Paid as a commuted value or monthly benefit according to the Registered Plan, the

	Termination with cause	Supplemental Plan, or both, as applicable.

	Retirement	For termination without cause, credited service is provided for the applicable notice period.

Death

Benefits	Resignation	Coverage ends, or retiree benefits begin if eligible.

	Termination without cause	Coverage continues during the notice period (or an equivalent lump-sum payout is made) and, if eligible, service credit for the notice period for retiree benefits.

	Termination with cause	Coverage continues during the notice period (or an equivalent lump-sum payout is made). Once the notice period ends, coverage ends and retiree benefits begin if eligible.

	Retirement	Coverage ends, or retiree benefits begin if eligible.

	Death	Coverage continues to eligible dependents for a specified period of time after death.

Perquisites	Resignation	Payments end.

	Termination without cause	A lump-sum cash payment equal to the corporate cost of the perquisite package in the one-year period preceding the separation date multiplied by the notice period.

Termination with cause

	Retirement	Payments end.

Death

Other	Resignation	–

	Termination without cause	Out-placement services.

	Termination with cause	–

	Retirement	–

	Death	–

Notes

•
Resignation includes voluntary resignation but not resignation as a result of constructive dismissal. If a named executive resigns because of constructive dismissal, it is treated as termination without cause.

•
The short-term incentive award is not paid on resignation unless the Board uses its discretion.

•
Average bonus equals the average short-term incentive award paid to the named executive for the three years preceding the separation date.

•
The notice period is currently two years for each named executive.

106    TransCanada Management information circular 2015

Change of control
In February 2015, amendments were made to the employment agreements for all named executives, including the CEO, as well as to the stock option plan and the ESU plan to provide for consistency in the definition of change of control and in termination benefits. These amendments were made to align with market practices and as part of our commitment to strong corporate governance.

Under the terms of the employment agreements, the stock option plan and ESU plan, a change of control includes an event where another entity becomes the beneficial owner of:

•
more than 50% of the voting shares of TransCanada, or
•
more than 50% of the voting shares of TCPL (not including the voting shares held by TransCanada).

Other events can also constitute a change of control including a merger where TransCanada is not the surviving entity, a sale of all or substantially all of TCPL's assets or if the incumbent board ceases to be a majority of the board.

The following is a summary of the terms and provisions that apply to the compensation of the named executives if there is a change of control and there has been a termination without cause or a constructive dismissal within two years of the change of control ('double trigger'). Upon a double trigger for the named executives, a two year notice period applies which provides for:

•
payment of a severance allowance equal to the annual compensation during the notice period which is composed of base salary and the three year average of annual incentive compensation
•
a pensionable service credit of two years under the supplemental pension plan
•
continuation of health, dental, life and accident insurance benefits during the notice period or cash payment in lieu of such benefits
•
a cash payment in lieu of perquisites during the notice period
•
professional out-placement services to a maximum of $25,000
•
accelerated vesting and payment of ESUs, and
•
accelerated vesting of stock options.

If, for any reason, we are unable to implement accelerated vesting (for example, our shares stop trading), we will pay the named executive a cash amount. This would be equal to the net amount of the compensation the named executive would have received if, on the date of a change of control, he or she had exercised all vested options and unvested options that would have had accelerated vesting.

TransCanada Management information circular 2015    107

Separation and other payments
The table below is a summary of the incremental payments that would be made to each named executive under the different separation events, with and without a deemed change of control. All payments have been calculated using December 31, 2014 as the separation date and the date of a change of control as if it applies. These amounts would be paid under the terms of the employment agreements as amended in February, 2015.

They do not include certain amounts that would be provided under normal course, such as the value of:

•
any stock options or ESUs vesting as part of normal employment
•
pension benefits that would normally be provided following resignation, or
•
retiree benefits.

	Without a change of control				With a change of control

Name	Termination with cause ($)	Termination without cause ($)	Retirement ($)	Death ($)	Termination without cause ($)

Russell K. Girling	–	14,987,379	4,872,411	15,739,944	27,512,594

Donald R. Marchand	–	4,463,516	1,149,996	4,473,665	8,177,144

Alexander J. Pourbaix	–	7,909,315	2,339,862	8,243,603	14,227,891

Karl Johannson	–	4,485,508	929,621	3,661,160	7,192,874

Wendy L. Hanrahan	–	2,649,330	636,512	2,859,685	5,689,404

Notes

•
Termination without cause following a change of control also applies if the named executive resigns because of constructive dismissal and the separation date is within two years of the date of a change of control.

•
There are no incremental payments that would be made to each named executive in the event of a change of control without termination.

•
The amounts from share-based compensation include the payouts of outstanding 2012 ESU awards for some separation events:

•
include additional units from reinvested dividends up to and including an equivalent number of units for the final dividend that is declared as of December 31, 2014, based on $54.64, the twenty-day volume-weighted average closing price of TransCanada shares on the TSX at December 31, 2014, and

•
include the performance multiplier of 0.93 as determined by the committee and the Board.

•
ESUs and stock options continue to vest under the Retirement scenario provided the named executive is age 55 or over.

Every year the committee reviews the severance amounts calculated for each named executive under his or her employment agreement. The data represents the total value to be paid to the executive if he or she is terminated without cause and with and without a deemed change of control.

108    TransCanada Management information circular 2015

Other information

LOANS TO DIRECTORS AND EXECUTIVES
As of the date of this circular, none of our directors or executives had any loans from TransCanada or any of our subsidiaries. This is also true for:

•
former executives or directors of TransCanada or any of our subsidiaries
•
this year's nominated directors, and
•
any associate of a director, executive officer or nominated director.

None of the above owe money to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TransCanada or any of our subsidiaries.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
TransCanada has purchased liability insurance to protect its directors and officers (or their heirs and legal representatives) against liabilities they may incur while performing their duties as directors and officers of TransCanada and/or its subsidiaries, subject to the limitations set out in the Canada Business Corporations Act.

The current policy has a combined limit of US$250 million for personal (Side A) and corporate indemnity coverage (Side B). A stand alone Side A policy is also purchased with a limit of US$50 million for losses TransCanada cannot indemnify directors and officers by law or otherwise. Side A claims require no deductible while a US$5 million deductible is applied to Side B claims.

TransCanada paid a total premium of approximately US$2.2 million for the 2014-2015 insurance program.

ADDITIONAL INFORMATION
Shareholders can request a free copy of this circular, and the 2014 AIF and 2014 Annual report from our Corporate Secretary:

TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta,
Canada T2P 5H1
Tel: 1.800.661.3805

For financial information about TransCanada, see our most recent annual audited consolidated financial statements and MD&A. Copies of these documents and materials related to corporate governance are available on our website (www.transcanada.com).

You can find more information about TransCanada on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

TransCanada Management information circular 2015    109

Appendix A
Charter of the Board of Directors

I. INTRODUCTION

A.
The Board's primary responsibility is to foster the long-term success of the Company consistent with the Board's responsibility to act honestly and in good faith with a view to the best interests of the Company.

B.
The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II. COMPOSITION AND BOARD ORGANIZATION

A.
Nominees for directors are initially considered and recommended by the Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.

B.
The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment.

C.
Directors who are not members of management will meet on a regular basis to discuss matters of interest independent of any influence from management.

D.
Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.

III. DUTIES AND RESPONSIBILITIES

A. Managing the Affairs of the Board
The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)
planning its composition and size;

ii)
selecting its Chair;

iii)
nominating candidates for election to the Board;

iv)
determining independence of Board members;

v)
approving committees of the Board and membership of directors thereon;

vi)
determining director compensation; and

vii)
assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

B. Management and Human Resources
The Board has the responsibility for:

i)
the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO's duties;

ii)
approving a position description for the CEO;

iii)
reviewing CEO performance at least annually, against agreed-upon written objectives;

iv)
approving decisions relating to senior management, including the:

a)
appointment and discharge of officers of the Company and members of the senior executive leadership team;

b)
compensation and benefits for members of the senior executive leadership team;

c)
annual corporate and business/functional and individual performance objectives utilized in determining incentive compensation or other awards to officers; and

d)
employment contracts, termination and other special arrangements with senior executive officers, or other employee groups if such action is likely to have a subsequent material(1) impact on the Company or its basic human resource and compensation policies.

v)
taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;

vi)
the overall oversight of the Company sponsored Canadian pension plans and ensuring that processes are in place to properly oversee the administration and management of such pension plans either directly or through delegation of the duties and responsibilities to one or more Board Committees;

vii)
approving certain matters relating to all employees, including:

a)
the annual salary policy/program for employees;

b)
new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually; and

c)
material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

(1)
For purposes of this Charter, the term "material" includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Corporation. The impact could be relative to the Corporation's financial performance and liabilities as well as its reputation.

110    TransCanada Management information circular 2015

C. Strategy and Plans
The Board has the responsibility to:

i)
participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;

ii)
approve capital commitment and expenditure budgets and related operating plans;

iii)
approve financial and operating objectives used in determining compensation;

iv)
approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

v)
approve material divestitures and acquisitions; and

vi)
monitor management's achievements in implementing major corporate strategies and objectives, in light of changing circumstances.

D. Financial and Corporate Issues
The Board has the responsibility to:

i)
take reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems;

ii)
monitor operational and financial results;

iii)
approve annual financial statements and related Management's Discussion and Analysis, review quarterly financial results and approve the release thereof by management;

iv)
approve the Management Information Circular, Annual Information Form and documents incorporated by reference therein;

v)
declare dividends;

vi)
approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

vii)
recommend appointment of external auditors and approve auditors' fees;

viii)
approve banking resolutions and significant changes in banking relationships;

ix)
approve appointments, or material changes in relationships with corporate trustees;

x)
approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;

xi)
approve spending authority guidelines; and

xii)
approve the commencement or settlement of litigation that may have a material impact on the Company.

E. Business and Risk Management
The Board has the responsibility to:

i)
take reasonable steps to ensure that management has identified the principal risks of the Company's businesses and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;

ii)
review reports on capital commitments and expenditures relative to approved budgets;

iii)
review operating and financial performance relative to budgets or objectives;

iv)
receive, on a regular basis, reports from management on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and

v)
assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

F. Policies and Procedures
The Board has responsibility to:

i)
monitor compliance with all significant policies and procedures by which the Company is operated;

ii)
direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

iii)
provide policy direction to management while respecting its responsibility for day-to-day management of the Company's businesses; and

iv)
review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

G. Compliance Reporting and Corporate Communications
The Board has the responsibility to:

i)
take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)
approve interaction with shareholders on all items requiring shareholder response or approval;

iii)
take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

iv)
take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

TransCanada Management information circular 2015    111

v)
take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and

vi)
report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report).

IV. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A. The Board is responsible for:

i)
directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

ii)
approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;

iii)
approving the Company's legal structure, name, logo, mission statement and vision statement; and

iv)
performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

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Appendix B
Non-GAAP measures

In our disclosure, we use the following non-GAAP measures as certain key financial metrics and performance goals:

•
EBITDA
•
EBIT
•
Funds generated from operations
•
Comparable earnings
•
Comparable earnings per common share
•
Comparable EBITDA
•
Comparable EBIT

These measures do not have any standardized meaning as prescribed by U.S. generally accepted accounting principles (GAAP) and, therefore may, not be similar to measures presented by other entities.

We adjust these non-GAAP measures for specific items that are significant but do not reflect our operations in the year. In calculating these non-GAAP measures, we use our judgment and make informed decisions to identify specific items to exclude, some of which may occur again.

USING NON-GAAP MEASURES
We use these non-GAAP measures to improve our ability to compare financial results between reporting periods and to enhance our understanding of operating performance, liquidity and ability to generate funds to finance operations. We provide these non-GAAP measures as additional information on our operating performance, liquidity and ability to generate funds to finance operations.

See our 2014 MD&A for:

•
a reconciliation of comparable earnings to net income attributable to common shares in the Reconciliation of Non-GAAP Measures table, and
•
a reconciliation of funds generated from operations to net cash provided by operations, in the Net cash provided by operations table in the Financial condition section.

CALCULATING THE MEASURES

EBITDA and EBIT
We use EBITDA as an approximate measure of our pre-tax operating cash flow. It measures our earnings before deducting financial charges, income tax, depreciation and amortization, net income attributable to non-controlling interests and preferred share dividends, and includes income from equity investments. EBIT measures our earnings from ongoing operations and is a useful measure of our performance and an effective tool for evaluating trends in each segment as it is equivalent to our segmented earnings.

Funds generated from operations
Funds generated from operations includes net cash provided by operations before changes in operating working capital. We believe it is a useful measure of our consolidated operating cash flow because it does not include fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period and is used to provide a consistent measure of the cash generating performance of our assets.

Comparable measures
We calculate the comparable measures by adjusting certain GAAP and non-GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.

Comparable measure	Original measure

comparable earnings	net income attributable to common shares

comparable earnings per common share	net income per common share

comparable EBITDA	EBITDA

comparable EBIT	segmented earnings

Our decision not to include a specific item is subjective and made after careful consideration. Specific items may include:

•
certain fair value adjustments relating to risk management activities
•
income tax refunds and adjustments
•
gains or losses on sales of assets
•
legal, contractual and bankruptcy settlements
•
impact of regulatory or arbitration decisions relating to prior year earnings, or
•
write-downs of assets and investments.

We calculate comparable earnings by excluding the unrealized gains and losses from changes in the fair value of certain derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives provide effective economic hedges, but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these unrealized changes in fair value do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them part of our underlying operations.

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Appendix C
By-law Number 1

A By-law relating generally to
the transaction of the business
and affairs of
TransCanada Corporation

February 13, 2015

BE IT ENACTED as a by-law of TransCanada Corporation as
follows:

SECTION ONE
INTERPRETATION

1.01     Definitions.  In this by-law and all other by-laws and ordinary and special resolutions of the Corporation, unless the context otherwise requires:

  (a)
  "Act" means the Canada Business Corporations Act and any act that may be substituted therefor as from time to time in effect;

  (b)
  "articles" means the articles of incorporation of the Corporation, as from time to time amended or restated;

  (c)
  "board" means the board of directors of the Corporation;

  (d)
  "Corporation" means the corporation, "TransCanada Corporation"; and

  (e)
  "meetings of shareholders" includes an annual or special meeting of shareholders or of any class or classes of shareholders.

1.02     Interpretation.  Subject to section 1.01 of this by-law, words and expressions defined in the Act have the same meanings when used herein and words importing the singular include the plural and vice versa; words importing any gender include any other gender; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

1.03     Subordination.  This by-law and all other by-laws are subordinate to and should be read subject to the Act, the articles of the Corporation and any other applicable law.

SECTION TWO
REGISTERED OFFICE

2.01     Registered Office.  The registered office of the Corporation shall be at such place in the City of Calgary, in the Province of Alberta, as the board may from time to time determine.

2.02     Trade Name.  The Corporation may carry on business as or identify itself by "TransCanada".

SECTION THREE
DIRECTORS

3.01     Powers and Quorum.  The board shall manage the business and affairs of the Corporation. A majority of the directors shall constitute a quorum.

3.02     Election and Term.  The directors shall be elected at each annual meeting of shareholders to hold office until the next annual meeting or until their respective successors are elected or appointed. At any annual meeting every retiring director shall, if qualified under the Act, be eligible for re-election unless such director is older than the maximum age which may be fixed from time to time by the directors.

3.03     Vacancies.  Subject to the Act, where a vacancy occurs in the board, and a quorum of directors remains, the directors remaining in office may appoint a qualified person to fill the vacancy for the remainder of the term.

3.04     Advance Notice of Nominations of Directors

  (a)
  Subject to the Act and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders, if one of the purposes for which the special meeting was called was the election of directors, called:

  (i)
  by or at the direction of the board, including pursuant to a notice of meeting;

  (ii)
  by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

  (iii)
  by any person (a "Nominating Shareholder")

  (A)
  who, at the close of business on the date of the giving of the notice provided for below in this paragraph 3.04 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and

  (B)
  who complies with the notice procedures set forth below in this paragraph 3.04.

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  (b)
  In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the corporate secretary of the Corporation at the principal executive offices of the Corporation in accordance with this paragraph 3.04.

  (c)
  To be timely, a Nominating Shareholder's notice to the corporate secretary of the Corporation must be given:

  (i)
  in the case of an annual meeting of shareholders, not less than 30 days before the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth day following the Notice Date;

  (ii)
  in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the special meeting of shareholders was made; and

  (iii)
  in the case of an annual meeting of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not called for other purposes) where notice-and-access is used for delivery of proxy related materials, not less than 40 days before the date of the annual meeting of shareholders or the special meeting of shareholders (but in any event, not prior to the Notice Date); provided, however, that in the event that the annual meeting of shareholders or a special meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth day following the Notice Date for an annual meeting, and not later than the close of business on the fifteenth day following the Notice Date for a special meeting.

  (d)
  To be in proper written form, a Nominating Shareholder's notice to the corporate secretary of the Corporation must set forth:

  (i)
  as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

  (A)
  the name, age, business address and residential address of the person;

  (B)
  the principal occupation or employment of the person;

  (C)
  the class or series and number of shares in the capital of the Corporation which are owned beneficially or of record by the person or under the control or direction of the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and

  (D)
  any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

  (ii)
  as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

  (e)
  No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this paragraph 3.04; provided, however, that nothing in this paragraph 3.04 shall

TransCanada Management information circular 2015    115

    be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

  (f)
  For purposes of this paragraph 3.04

  (i)
  "public announcement" means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

  (ii)
  "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

  (g)
  Notwithstanding any other provision of this by-law, notice given to the corporate secretary of the Corporation pursuant to this paragraph 3.04 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the corporate secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the corporate secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

  (h)
  Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this paragraph 3.04.

3.05     Meetings.  Meetings of the board may be held at any place within or outside Canada. Meetings may be called by the chair, vice chair, the chief executive officer, the president or any two directors.

3.06     Meetings by Telephone.  Subject to the requirements of the Act, any director may participate in a meeting of the board by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other during the meeting. Each director so participating shall be deemed to be present at such meeting and such meeting shall be deemed to be held at the place specified in the notice calling such meeting and, in the absence of any such specification, at the place where or from which the chair of the meeting shall have presided.

3.07     Resolution in Lieu of Meeting.  A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors.

3.08     Notices.  Notice of the time and place for holding a meeting shall be given to every director not less than 48 hours before the meeting is to be held; provided that notice shall not be required if the meeting is held immediately following an annual meeting of shareholders.

3.09     Voting.  At all meetings of the board every matter shall be decided by a majority of the votes cast.

3.10     Remuneration of Directors.  The directors shall be paid such remuneration for their services as the board may from time to time determine. The remuneration, if any, payable to a director who is also an officer or employee of the Corporation or who serves it in any professional capacity shall, unless the board otherwise directs, be in addition to his salary as an officer or employee or to his professional fees, as the case may be. The directors may also be paid their reasonable out-of-pocket expenses incurred in attending meetings of the directors, shareholders or committees of the board or otherwise in the performance of their duties.

SECTION FOUR
COMMITTEES

4.01     Executive or Planning Committee.  The directors may appoint from among their number an executive or planning committee and delegate to the executive or planning committee any powers of the board, subject to any restrictions imposed

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from time to time by the board or by the Act. Meetings of the executive or planning committee may be held at any place within or outside Canada.

4.02     Audit Committee.  The directors shall appoint from among their number an audit committee to be composed of not fewer than three directors, who shall not be officers or employees of the Corporation or any affiliate of the Corporation. The audit committee shall have the duties provided in the Act and may exercise such other duties and perform such other functions as may be determined by the board.

4.03

4.04     Other Committees.  Subject to the Act, the directors may from time to time appoint such other committees with such duties as it may deem advisable.

4.05

4.06     Procedure.  Subject to the Act and any restrictions imposed by the board, each committee shall have power to fix its quorum, to elect its chair and to regulate its procedure.

SECTION FIVE
OFFICERS

5.01     Appointment.  The board shall elect or appoint a chair of the board who may serve in a non-executive capacity, and a president and may elect or appoint a vice chair, one or more executive, senior, assistant and/or other vice presidents, a corporate secretary, a treasurer and a controller and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. No person may hold the office of chair or vice chair unless that person is a director. The same person may hold more than one office.

5.02     Chief Executive Officer.  The board may designate an officer as the chief executive officer. The chief executive officer shall have the general supervision of the business and affairs of the Corporation, subject to the direction of the board. In addition, the chief executive officer shall have the power to appoint an assistant controller, an assistant treasurer, an assistant corporate secretary and such division or business unit presidents and/or division or business unit vice presidents and such other divisional or business unit officers as the chief executive officer considers appropriate. Any such division or business unit presidents and division or business unit vice presidents are not, and shall not be, unless otherwise designated by the board, officers of the Corporation.

5.03     Chief Operating Officer.  The board may designate an officer as the chief operating officer. The chief operating officer shall have the general supervision of the operations of the Corporation, subject to the direction of the chief executive officer.

5.04     Chair.  The chair shall preside at all meetings of the board and of shareholders and shall have such other powers and duties as the board may prescribe. If and whenever the chair is unable to act, his powers and duties shall devolve upon the vice chair, if appointed, or failing the vice chair, the chief executive officer.

5.05     President.  If and whenever the president is unable to act, his powers and duties shall devolve upon such director or officer as the board may designate.

5.06     Corporate Secretary.  The corporate secretary shall attend and be the secretary of all meetings of the board and shareholders; shall give or cause to be given notices of such meetings; and shall be the custodian of the corporate seal and of the records and contracts, documents and other instruments of the Corporation except when some other person has been designated for that purpose by the board.

5.07     Other Powers and Duties.  Every officer, except the chief executive officer and the chair, shall have such powers and duties as the board or the chief executive officer may prescribe in addition to the powers and duties provided by this by-law. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

5.08     Term of Office.  Every officer appointed by the board shall hold office during the pleasure of the board.

SECTION SIX
PROTECTION OF DIRECTORS AND OFFICERS

6.01     Limitation of Liability.  No director or officer of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or any employee or for any liability or expense sustained or incurred by the Corporation in the execution of the duties of his office, provided that nothing herein contained shall relieve any director or officer of any liability in contravention of the Act or any other applicable statute.

6.02     Indemnity and Insurance.  Subject to the limitations contained in the Act but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a director or officer, a former director or officer, and may indemnify an individual who acts or acted at the Corporation's request as a director or officer or in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or administrative, investigative or other proceeding in which the individual is

TransCanada Management information circular 2015    117

involved because of that association with the Corporation or other entity, if the individual:

  (a)
  acted honestly and in good faith with a view to the best interests of the Corporation, or as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and

  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of such persons referred to in this section as the board may from time to time determine.

SECTION SEVEN
SHARES

7.01     Share Certificates.  Share certificates shall be signed by the chair, the vice chair, the president or a vice president and by the corporate secretary or an assistant secretary and need not be under the corporate seal. Share certificates representing shares in respect of which a transfer agent has been appointed shall be countersigned manually by or on behalf of such transfer agent. The facsimile signature of such officers or, in the case of share certificates representing shares in respect of which a transfer agent has been appointed, of both of such officers, may be mechanically reproduced thereon. Share certificates so signed shall continue to be valid notwithstanding that one or both of the officers whose signature is mechanically reproduced thereon no longer holds office at the date of issue thereof.

7.02     Transfer Agent and Registrar.  The board may appoint or remove a transfer agent or a registrar and one or more branch transfer agents or registrars for the shares of the Corporation.

SECTION EIGHT
MEETING OF SHAREHOLDERS

8.01     Meetings.  Meetings of shareholders shall be held at such place within Canada or outside of Canada at any of the following places: Chicago, Illinois; Boston, Massachusetts; New York, New York; Washington, D.C.; Denver, Colorado; Houston, Texas; San Francisco, California; Los Angeles, California; Atlanta, Georgia; Tampa, Florida; Orlando, Florida; and Seattle, Washington as specified in the Corporation's articles at such time and on such day as the board may determine.

8.02     Notice of Meetings and Documentation.  Notice of the time and place of a meeting of shareholders shall be sent not less than 21 days and not more than 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditor of the Corporation. Where there is more than one person registered as a shareholder in respect of any share or shares, such notice may be given to whichever of such persons is named first in the securities register of the Corporation and any notice so given shall be sufficient notice to all of them.

Notice of shareholder meetings or any notices or documents intended for shareholders may be given by any means permitted under the articles or by-laws of the Corporation or any other applicable law. In the event that it is impossible or impracticable for any reason whatsoever to give notice as otherwise permitted under the laws governing the Corporation, notice may be given by advertisement published once in a newspaper in such cities or places as the directors may from time to time determine.

8.03     Record Date of Notice.  The board may fix in advance a record date preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given not less than 7 days before such record date in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given.

8.04     Quorum.  Two persons present in person and each entitled to vote thereat and representing either in their own right or by proxy or as the duly authorized representative of a corporate shareholder 25% of the issued shares of the Corporation carrying voting rights at such time shall constitute a quorum at any meeting of shareholders.

8.05     Proxies.  A shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the power conferred by the proxy. An instrument of proxy shall conform to the requirements of the Act and any requirements established by the board or shall be otherwise acceptable to the chair of the meeting at which the instrument of proxy is to be used. The decision of the chair of the meeting on any question regarding the validity or invalidity of any instruments of proxy and any questions as to the admission or rejection of a vote shall be conclusive and binding upon the shareholders. The chair of the meeting shall have the right to waive or extend any proxy deposit deadlines in his or her sole discretion.

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8.06     Persons Entitled to be Present.  The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat and such others who, although not entitled to vote thereat, are entitled or required to attend under the Act, the articles, the by-laws or applicable laws. Any other person may be permitted to attend a meeting of shareholders by the chair of the meeting or with the consent of the meeting.

8.07     Voting.  Subject to the Act, the articles and any other applicable law, every matter at a meeting of shareholders shall be decided by a show of hands unless a ballot is required by the chair or demanded by any person entitled to vote. Upon a show of hands every person entitled to vote shall have one vote. After a vote by a show of hands has been taken the chair may still require or any person entitled to vote may still demand a ballot thereon. Whenever a vote by show of hands has been taken, unless a ballot is required or demanded, a declaration by the chair of the meeting that the vote upon the matter has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the result of the vote.

8.08     Electronic Voting.  The board may determine, that in combination with other voting means, any vote of shareholders may also be held, in accordance with any regulations under the Act, by means of telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility.

8.09     Votes to Govern.  Unless otherwise required by the Act, the articles or any other applicable law, every matter at a meeting of shareholders shall be decided by a majority of the votes cast on the matter.

8.10     Ballots.  If a ballot is required by the chair of the meeting or demanded by any person entitled to vote, a ballot upon the matter shall be taken in such manner as the chair of the meeting shall direct.

8.11     Scrutineers.  At any meeting of the shareholders, one or more persons, who may be shareholders, may be appointed to serve as scrutineers at the meeting either by a resolution of the meeting or by the chair.

8.12     Adjournment.  The chair of any meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place. The reconvened meeting following the adjournment shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is no quorum present at the reconvened meeting following the adjournment, the original meeting shall be deemed to have terminated forthwith after its adjournment.

8.13     Inquiries.  The board or the chair of any meeting of shareholders may, but need not, at any time (including prior to, at, or subsequent to the meeting), ask questions of, and request the production of evidence from, a shareholder (including a beneficial owner), the transfer agent or such other person as the board or the chair considers appropriate for the purposes of determining a person's share ownership position as at the relevant record date, authority to vote and Canadian residency status. For greater certainty, the board or the chair may, but need not, at any time:

  (a)
  inquire into the legal or beneficial share ownership of any person as at the relevant record date and the authority of any person to vote at the meeting; and

  (b)
  request from that person production of evidence as to such share ownership position and the existence of the authority to vote.

Any such inquiry or request by the board or the chair shall be responded to as soon as reasonably possible.

SECTION NINE
NOTICES

9.01     Giving of Notice.  Any notice or other document to be given or sent by the Corporation to a shareholder, director or officer or to the auditor of the Corporation or any other person may be given or sent by prepaid mail, facsimile, or by any electronic or other communication facility, or may be delivered personally to, the person to whom it is to be given or sent at the person's latest address as shown in the records of the Corporation or its transfer agent or in any notice filed in accordance with the provisions of the Act. The board may establish, by resolution, procedures to give, deliver or send a notice or other document to the shareholders, directors, the auditor or other persons by any means permitted under the laws governing the Corporation or pursuant to the articles or by-laws of the Corporation. The accidental omission to give notice to any shareholder, director or officer or to the auditor or other persons or the non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting called by such notice or otherwise founded thereon. Any notice with respect to any shares registered in more than one name may, if more than one address appears on the books of the Corporation in respect of such joint holding, be given the joint shareholders at any such address.

Subject to applicable laws, a notice or other document shall be deemed to have been given, delivered or sent:

  (i)
  when it is delivered personally or to the address recorded in the records or security register of the Corporation;

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  (ii)
  when it has been deposited in a post office or post office letter box; or

  (iii)
  when it has been dispatched or delivered for dispatch by means of facsimile, electronic or other communication facilities.

SECTION TEN
DIVIDENDS AND OTHER RIGHTS

10.01   Dividends.  Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.

10.02   Record Date for Dividends and other Rights.  For the purpose of determining the person entitled to receive payment of any dividend or for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, the board may fix in advance a date preceding the date for the particular action by not more than 60 days for the determination of such persons. Notice of such date shall be given not less than 7 days prior to such date:

  (a)
  by advertisement in a newspaper distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and

  (b)
  by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

SECTION ELEVEN
GENERAL

11.01   Financial Year.  The financial year of the Corporation shall end on the 31st day of December unless and until changed by the board.

11.02   Corporate Seal.  The corporate seal shall bear the name of the Corporation and may bear such insignia as may be approved from time to time by the board.

11.03   Execution of Instruments.  Contracts, documents or other instruments requiring execution by the Corporation may be signed by one of the chair, vice chair, if any, the chief executive officer, the president or any vice president, together with any one of the foregoing or with the corporate secretary or an assistant corporate secretary, assistant controller or assistant treasurer. The board may appoint any other person or persons to sign instruments generally or specific instruments. In the absence of any specific board authority, the chief executive officer, as to any instruments pertaining solely to a division, business unit or sub-unit, may designate any two divisional or business unit officers or employees to execute instruments, either generally or specifically, on behalf of such division or business unit.

11.04   Grant of Powers of Attorney.  The chief executive officer or the president together with an executive or senior vice-president may grant a power of attorney appointing one or more persons as attorneys for the Corporation with general, specific or continuing power to act on behalf of the Corporation outside of Canada.

11.05   Banking.  The bank accounts of the Corporation shall be kept with such banks or trust companies as the board may from time to time determine. The board may appoint any person or persons as authorized signatories on any such bank accounts as it may from time to time determine.

SECTION TWELVE
DIVISIONS AND BUSINESS UNITS

12.01   Creation and Consolidation of Divisions and Business Units.  The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions or business units upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division or business unit to be further divided into sub-units and the business and operations of any such divisions, business units or sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

12.02   Name of Division or Business Units.  Any division, business unit or their sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name. Any such contract, cheque or document shall be binding upon the Corporation when signed in accordance with Section 11.03 as if it had been entered into or signed in the name of the Corporation.

SECTION THIRTEEN
EFFECTIVE DATE AND REPEAL

13.01   Effective Date.  This by-law shall come into force upon the date of the approval of the by-law by the board.

13.02   Repeal.  The by-laws of the Corporation heretofore enacted are repealed. The repeal of such by-laws shall be without prejudice to any action taken or right acquired or obligation incurred thereunder. All directors, officers and other persons acting under any repealed by-law shall continue to act as if elected or appointed under the provisions of this by-law. All resolutions with continuing effect of the board, committees of the board and shareholders shall continue in effect except to the extent inconsistent with this by-law.

120    TransCanada Management information circular 2015

Shareholder Information TransCanada welcomes questions from shareholders and investors. Please contact: David Moneta,  Vice-President, Investor Relations TransCanada Corporation 450 - 1 Street SW Calgary, Alberta,  Canada T2P 5H1 1.800.361.6522 (Canada and U.S. Mainland) investor_relations@transcanada.com www.transcanada.com Board of Directors You may contact the Board directly by writing to: Chair of the Board of Directors c/o Corporate Secretary TransCanada Corporation 450 - 1 Street SW Calgary, Alberta,  Canada T2P 5H1 Transfer Agent Computershare Investor Services 100 University Avenue, 8th Floor Toronto,  Ontario  M5J 2Y1 Phone: +1 416 263 9200 Fax: +1 888 453 0330 Corporate Head Office TransCanada Corporation 450 - 1 Street SW Calgary, Alberta,  Canada T2P 5H1

Printed in Canada
March 2015

TransCanada
In business to deliver

Member of
Dow Jones
Sustainability Indices
In Collaboration with RobecoSAM

CDP
Driving Sustainable Economies

Our annual report is online, visit our site for more information. www.transcanada.com Printed in Canada March 2015

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  Exhibit 99.1